TECHNICAL REPORT AND

MINERAL RESOURCE ESTIMATE

ON THE ROSE NORTH DEPOSIT,

KAMISTIATUSSET PROPERTY,

NEWFOUNDLAND AND LABRADOR

FOR

ALDERON IRON ORE CORP.

prepared by

Richard W. Risto, M.Sc., P.Geo.,
Senior Associate Geologist

Michael Kociumbas, P.Geo.

Senior Geologist and Vice-President and

and

G. Ross MacFarlane, P.Eng.,

Senior Associate Metallurgical Engineer

October 26, 2011 Toronto, Canada

(continued)

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LIST OF TABLES

1.	Summary of terms and abbreviations for units	22
2.	Kamistiatusset property in Labrador	24
3.	Kamistiatusset property in Québec	25
4.	Minimum cost of work to be carried out on a Québec claim north of 52[o] latitude	28
5.	Regional stratigraphic column, Western Labrador Trough	42
6.	Rock/unit coding for Kami Property drill core logging	48
7.	Rose North Zone – average composition of rock units from 2008, 2010 and 2011 drill core sample assays	59
8.	Rose North Deposit - averages for Davis Tube test results by rock type	64

(continued)

LIST OF FIGURES

1.	Property Location	19
2.	Land Status Map	26
3.	Regional geology	41
4.	Property Geology	44
5.	Total Magnetic Intensity, Reduced to the Pole, First Vertical Derivative after BGI	45
6.	Terrain Corrected Tzz, Density 2.67 g/cc after BGI	46
7.	Ground magnetic survey with 2008 and 2010 drillhole locations	51
8.	Rose Lake area cross section 20E	52

v

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1.  SUMMARY

General and Terms of Reference

Alderon Iron Ore Corp. (“Alderon”) acquired a 100% interest in the Kamistiatusset iron ore Property (the “Property” or “Kami”) on December 6, 2010 from Altius Minerals Corporation (“Altius”).  The purchase is subject to a 3% gross sales royalty.  The Property is located approximately 10 km from the town of Wabush in Western Labrador and is approximately 6 km south from the Wabush Mines mining lease owned by Cliffs Natural Resources Inc.  The Property straddles the Québec-Labrador provincial border, but the majority of it is in Labrador and no mining activities are planned on the Property in Quebec.  Altius initiated exploration of the Property in 2006 and completed geological mapping, geophysical surveys and in 2008, a diamond drilling program comprising 25 drillholes aggregating 6,129.5 m.  Alderon in 2010 acquired further claims, performed an airborne gravity survey and initiated a drilling program in the Rose Lake and Mills Lake areas aimed at acquiring sufficient data to allow for the estimation of Mineral Resources.  This program comprised 82 drillholes aggregating 25,749 m.  In October 2010, Alderon retained Watts, Griffis and McOuat Limited (“WGM”) to complete a National Instrument 43-101 (“NI 43-101”) compliant Technical Report and Mineral Resource estimate documenting geology, mineralization, exploration drilling for the Rose Central and Mills Lake Deposits.  This estimate, summarized in the following table and was filed on SEDAR in a WGM report dated May 20, 2011.

Categorized Mineral Resource Estimate for
Kami Iron Ore Project (Cutoff of 20% TFe)

Category	Zone	Tonnes (Million)	TFe%	magFe%	hmFe%	Mn%	SiO2%
Indicated	Rose Central	376.1	29.8	18.6	8.3	1.56	44.9
	Mills Lake	114.1	30.5	22.1	5.7	1.02	45.6

Inferred	Rose Central	46.0	29.8	19.2	8.0	1.61	44.9
	Mills Lake	71.9	30.7	22.2	6.0	1.05	45.4

In February 2011, Alderon commenced its 2011 Winter drill program targeting the Rose North Deposit.  The Rose North Deposit lies immediately north of the Rose Central Deposit and is an extension of the Rose Central – Elfie-Mart mineralization.  This program was completed in April 2011 and comprised 29 drillholes aggregating 4,625 m of drilling.  One drillhole for metallurgical purposes (included in the aggregate meterage) was completed on the Rose Central Deposit during this Winter 2011 drill program.

In June 2011, WGM was retained by Alderon to review its Mineral Resource estimates for the Rose North Deposit and document the study in a National Instrument 43-101 (“NI 43-101”) compliant Technical Report.  This current estimate encompasses Rose North drilling completed by Alderon during 2010 and Winter 2011.  The classification of Mineral Resources used in this report conforms to the definitions provided in National Instrument 43-101 and the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards.  Alderon’s estimated Mineral Resources in the Rose North Deposit, and reviewed and validated by WGM is summarized below:

Inferred Mineral Resource Estimate for
Rose North Zone , Kami Iron Ore Project (Cutoff of 20% TFe)

Zone	Tonnes (million)	Density	TFe%	magFe%	hmFe%	Mn%
Rose North Zone - Hematite-rich	223.8	3.30	32.8	3.5	29.2	1.27
Rose North Zone - Magnetite-rich	256.1	3.30	28.2	18.8	6.2	0.64
Total Inferred	479.9	3.30	30.3	11.7	16.9	0.93

Subsequently Alderon initiated its 2011 Summer drilling program on the Rose and Mills Lake deposits and retained BBA Inc. (“BBA”) to lead and prepare a Preliminary Economic Assessment (“PEA”) for the potential development of the Kami Property.  This report filed on SEDAR was dated September 8, 2011.  BBA’s PEA was based on WGM’s May 20, 2011 Mineral Resources and did not include the new Rose North Mineral Resources which are the subject of this current WGM report.

The preparation of this report was authorized by Mr. Stefan Gueorguiev, P.Eng, Project Manager for Alderon Resource Corp. on July 6, 2011.  Alderon Resource Corp. was the predecessor to Alderon Iron Ore Corp.

Property

The Property in Labrador comprises three map-staked license (305 claims) covering 7,625 hectares.  The Property in Québec, consists of five map-staked licenses covering a nominal area of 125 hectares.

Previous Work

The earliest geological reconnaissance in the southern extension of the Labrador Trough within the Grenville Province was by prospectors in 1914 in search of gold.  Several parties visited the area between 1914 and 1933.  J.E. Gill, in 1933 first recognized the metamorphosed iron formation in the vicinity of Wabush Lake.  In 1937, the first geological map and report was published for the area.  A few years later, the Labrador Mining and Exploration Co. Ltd. (“LM&E”) launched a program to evaluate the iron formation.

In 1949, interest in the Carol Lake area by LM&E was renewed and geological mapping was carried out in the Duley Lake - Wabush Lake area.  Concentrations of magnetite and specularite were found in many places west of Duley Lake and Wabush Lake.  The material was considered to be of economic significance, as the metallurgical tests indicated that it could be concentrated.  In 1951, nearly all of the concession held by LM&E within the Labrador Trough was flown with an airborne magnetometer.  This survey showed the known deposits to be more extensive than apparent from surface mapping and suggested further iron formation potential in drift-covered areas.  In 1953, a program of geological mapping in the Mills Lake - Dispute Lake area was conducted by the Iron Ore Company of Canada (“IOCC”).  In 1957, an area to the west of Duley Lake was remapped and test drilled by IOCC to determine areas for beneficiating ore.  The Mills No.1 Zone was outlined by six drillholes.  IOCC continued mapping and evaluation of the deposits lying west of Wabush Lake through 1959.

In 1972, an extensive helicopter magnetic and electromagnetic survey for LM&E covering the Labrador City area was carried out.  In 1979, a ground magnetometer survey was conducted on Block No. 24 (part of the Property) and two diamond drillholes were completed.

In 1981 and 1982, an air photography and topographic mapping program was completed by IOCC to re-photograph the mining areas and the survey was extended to cover all the lease and licence blocks in the Labrador City area.  In 2001, IOCC staked a considerable portion of the iron formation in the Labrador City area, with the Kamistiatusset area being the southern extent of the company’s focus.  The Kamistiatusset area and the area north of the Property was recommended as a high priority target by SRK Consulting Ltd. as part of the 2001, IOCC work report, however, no work was reported for the area.

Geology and Mineralization

The Property is situated in the highly metamorphosed and deformed metasedimentary sequence of the Grenville Province, Gagnon terrane of the Labrador Trough (the “Trough”).  The Trough is comprised of a sequence of Proterozoic sedimentary rocks, including iron formation, volcanic rocks and mafic intrusions.  Iron deposits in the Gagnon terrane, Grenville part of the Trough, include those on the Property and Lac Jeannine, Fire Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area.  The high-grade metamorphism of the Grenville Province is responsible for recrystallization of both iron oxides and silica in primary iron formation, producing coarse-grained sugary quartz, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing.

The Property is underlain by folded sequences of the Gagnon Group containing Wabush/Sokoman Formation iron formation and underlying and overlying units.  The stratigraphic sequence varies in different parts of the Property.  Altius’ exploration was focussed on three parts of the Property known as the Mills Lake, Rose Lake and the Mart Lake areas.  Alderon’s 2010 drilling was focussed on the Rose Central and Mills Lake Deposits with a few drillholes for initial testing of the Rose North Zone.  The Winter 2011 drilling program was focussed almost exclusively on the Rose North Zone.

The iron formation on the Property is the Lake Superior-type.  Lake Superior-type iron formation consists of banded sedimentary rocks composed principally of bands of iron oxides, magnetite and hematite within quartz (chert)-rich rock with variable amounts of silicate, carbonate and sulphide lithofacies.  Such iron formations have been the principal sources of iron throughout the world (Gross, 1996).  Mineralization of economic interest on the Property is oxide facies iron formation.  The oxide iron formation (“OIF”) consists mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with minor carbonate and iron silicates.  Where iron silicates exceed iron oxides mineralization is Silicate Iron Formation (“SIF”) or where carbonate is also prevalent Silicate-Carbonate iron Formation (“SCIF”).  SIF and variants consist mainly of amphiboles and chert, often associated with carbonate and contains magnetite or specularite in minor amounts.  Grunerite is a prominent member of the silicate iron assemblage on the Property.  The OIF assemblage on the Property is mostly magnetite-rich but includes hematite-rich units as well as lean oxide iron formation and SIF and SCIF variants.  Some sub-members contain increased amounts of hematite (specularite) associate with rhodonite (a manganese silicate).

In the Mills Lake area, the iron formation consist of a gently east dipping tabular main zone with several parallel ancillary zones.  The iron formation in the Rose and Mart Lakes area consist of a series of corrugated gently plunging, northeast-southwest oriented sub-parallel upright to slightly overturned anticlines and synclines.  Thickness of oxide and silicate-carbonate iron formation varies widely but is indicated to be up to about 300 m on fold limbs in the Rose Central Deposit and 300 m to 350 m in the Rose North Deposit.  The Rose North Deposit is a limb of the same fold system as are the Rose Central and Mart-Elfie Zones or Deposits.

Exploration and Drilling

All recent exploration and drilling on the Property were completed either by Altius or Alderon.  Altius’ reconnaissance mapping and rock sampling commenced during the summer of 2006 and was completed during the 2007 field season.  In 2007 its exploration program also included a high resolution helicopter airborne magnetic survey and linecutting.  The results of the 2007 program were positive and the airborne magnetic survey effectively highlighted the extent of the iron formation.  Following the 2007 program, Altius acquired additional property.

Altius’ 2008 exploration program on the Property consisted of rock sampling, linecutting, a ground gravity and magnetic survey, a high resolution satellite imagery survey, an integrated 3D geological and geophysical inversion model and 6,129.49 m of diamond drilling in 27 holes (two abandoned holes which were re-drilled).  The drilling program was designed to test three known iron ore occurrences that were targeted through geological mapping and geophysics, namely; Mills Lake, Mart Lake and Rose Lake.  Drilling confirmed the presence of iron oxide-rich iron formation and was successful in extending the occurrences along strike and at depth.

Alderon commenced their 2010 drill program on the Property on June 1.  It was focussed on the Rose Central and Mills Lake Deposits but a few drillholes were targeted on the Rose North and South West Rose Zones (“SW Rose”).  An airborne gravity and magnetic survey covering all of the Property in Newfoundland and Labrador was also completed by Bell Geospace Inc.

The 2010 drill program on the Rose Central Deposit comprised 51 drillholes aggregating 18,928 m.  Drilling was completed along grid lines 200 m apart, filling in between and extending Altius’ 2008 drilling pattern.  Distance between holes varied.  The holes covered an approximate NE-SW strike length of 1.5 km and tested mineralization to a depth of approximately 500 m.  Four drillholes were drilled to test the Rose North Zone and several Rose Central drillholes also tested the Rose North Zone at depth to allow for a preliminary assessment.  Ten holes aggregating 1,441 m were targeted on the SW Rose Zone.  On the Mills Lake Deposit, 16 holes were drilled aggregating 4,121 m over a N-S strike length of 1.2 km on cross sections 200 m apart.  The gently dipping iron formation was tested to a depth of approximately 300 m.  WGM’s May 2010 Mineral Resource estimate was mainly based on this drilling plus holes drilled by Altius in 2008.

DGI Geoscience Inc. (“DGI”) in support of the drilling program in 2010 performed borehole surveying of many of the accessible drillholes including Altius’ 2008 drillholes.  DGI carried out down-hole attitude surveys using a north seeking gyro, determined in-situ physical properties including rock density and using an optical televiewer acquired rock/structure orientation information.

Alderon’s Winter 2011 drilling program on the Rose North Deposit comprised 29 drillholes aggregating 4,625 m.  The drilling was mainly done on the same grid lines as used for the Rose Central drilling, with cross sections nominally 200 m apart, but the holes were collared further to the northwest.  Most holes were drilled towards the NW to test the zone of mineralization striking NE, but a few holes were drilled to the SE.  The 2011 drillholes mainly tested the Rose North Deposit within 200 m of surface.  No down-hole attitude or geophysical surveys were conducted as a part of the Winter 2011 program but drillhole collars were surveyed by a Land Surveyor for location and azimuth.  Downhole inclinations are assumed to be the collar dips at setup.

Logging, Sampling and Assaying

Core logging for both Altius’ and Alderon’s programs included descriptive logging and Rock Quality Designation (“RQD”), specific gravity, magnetic susceptibility measurements and core photography.

Sample intervals were determined on a geological basis, as selected by the drill geologist during logging, and marked out on the drill core.  Core was sampled systematically with sample lengths ranging from 1 to 5 m.  All rock estimated to contain abundant iron oxide was sampled.

Samples for both of Alderon’s and Altius’ programs were shipped to SGS-Lakefield Minerals Services (“SGS-Lakefield”) Lakefield, Ontario facility for sample preparation and assay.

For Altius’ 2008 program all samples were routinely analyzed for major element oxides by XRF, FeO by titration and magnetic iron or magnetite by Satmagan.  A group of 14 samples were also analysed for S.  In-field QA/QC included the insertion into the sample stream of Blanks, quarter core Duplicates and Certified Reference Standards.

Alderon’s 2010 and Winter 2011 assay protocol for drill core samples again included determination of major elements at SGS-Lakefield by whole rock X-Ray Florescence (“XRF”) lithium metaborate fusion.  FeO was determined in selected samples by H2SO4/HF acid digest-potassium dichromate titration and magnetic iron and/or magnetite was determined by Satmagan.  Davis Tube tests were performed on selected samples and for selected samples FeO, by titration was determined in Davis Tube tails.  Alderon in 2010 also completed XRF and Satmagan re-assaying of a selection of Altius’ 2008 samples for the purposes of ensuring inter-program data integrity.  In-field QA/QC included the use of ¼ core duplicates, Blanks and Certified Reference Standards inserted into the sample stream going to the lab.  In 2010, Inspectorate’s Vancouver laboratory (“Inspectorate”) was used as a Secondary assay lab to complete Check Assaying on a selection of samples previously assayed by SGS-Lakefield.  No Secondary Check assaying has to date been completed on Winter 2011 drill core samples.

Data Corroboration

WGM Senior Associate Geologist Richard Risto, P.Geo., visited the Property twice in 2010 while Alderon’s drilling program was in progress.  The initial visit was to initiate the project review process.  Mr. Risto reviewed drilling completed to date, proposed drilling strategy, deposit interpretation, logging and sampling procedures and visited the Property to see previous drilling sites and drilling in progress.  Mr. Risto reviewed with the project manager the details of the planned work program, including the company’s analytical and testing protocols to facilitate the planned Mineral Resource estimation.

The November site visit was made as the completion of the drilling program was pending.  The purpose of this site visit was to review new data and ongoing drilling plans and for the collection of independent samples.  Mr. Risto reviewed drilling completed to date, proposed drilling strategy for the remainder of the program, discussed deposit interpretation, collected independent drill core samples and again visited the Property to check drilling site locations.

In October 2009, WGM Senior Geologist, David Power-Fardy, P.Geo., accompanied by Mr. Stewart Wallis, P.Geo., and Altius representative, Ms. Carol Seymour, Geologist, completed a site visit to the project.  WGM independently collected 15 samples from 2008 drillholes and these samples were sent to SGS-Lakefield for analysis.

WGM has not visited the Property since 2010.

Adjacent Properties

The northern boundary of the Property is located approximately 6 km south of the Scully Mine of Wabush Mines, owned 100% by Cliffs Natural Resources Inc. (“Cliffs”).  The Carol operations (Luce & Humphrey Mines) owned by Rio Tinto Iron Ore, a subsidiary IOCC, is located north of Labrador City, approximately 18 km north of the Property.  QCM’s Mont-Wright Iron Mine, owned by Arcelor-Mittal Steel is located 9 km west of the Property.  The Property is also located approximately 10 km southeast of the Bloom Lake Iron Deposit.  Consolidated Thompson Iron Mines Ltd. commenced commercial production on the Bloom Lake Deposit in 2010.  In January 2011, Cliffs agreed to buy Consolidated Thompson.  All of these iron mines in the area extract similar iron mineralization as found on the Property, although for each deposit, there are variations in geology and character of mineralization.

Mineral Processing and Metallurgical Testing

The Kami deposit has been subjected to two metallurgical test programs starting in 2009 with the initial work by Atlius Resources carrying out a series of tests on two drill holes in the Rose Central Zone.  The second and more extensive program was carried out by Alderon Resources Corp. starting in 2010 in conjunction with the drilling program utilizing drill core and assay rejects.  All work to date has been limited to bench scale testing on drill core and targeted at definition of all metallurgical characteristics necessary to select a suitable process flowsheet for production of saleable concentrates from the deposit.

In support of the initial economic studies on the Kami deposits, the initial phase of extensive metallurgical testwork was developed by BBA based on the initial testwork results.  The work was completed using drill core from the diamond drilling program on the Rose Central Zone. The objective was to identify the coarsest size fractions that could be concentrated into saleable concentrates using the gravity and magnetic separation characteristics as used in the four neighbouring iron ore operations at Mount Wright, Wabush, Bloom Lake and Labrador City.  The test results were used in a conceptual flowsheet design to support the Preliminary Economic Assessment (“PEA”) completed by BBA.  The results of metallurgical testwork were published in a report by SGS entitled “The Gravity and Magnetic Separation Characteristics of Samples from Kamistiatusset Deposit” for Alderon Resources Corp., August 2011.

To support this testwork, four samples were composited based on variations in the mineralogy and particularly magnetite and hematite, as well as manganese.  Four of the samples are from the Rose Central Deposit, with one sample high in magnetite, one sample high in hematite, one sample a mixture of magnetite and hematite, and one sample a composite of the first three from the Rose Central Deposit.

Each sample was characterized at three particle size fractions; -225/+212 microns, -212/+75 microns and -75/+45 microns.  Each of the fractions was subjected to a series of tests to assess the recovery of both hematite and magnetite and to characterize the concentrate.  The work was also designed to provide preliminary process information to support the PEA.

Following grinding to 100% passing 35 mesh, the four composite samples were subjected to an analysis of weight distribution by screen fractions at 35, 65, 200, and 325 mesh, with full head analysis, QEMSCAN analysis, heavy liquid separation, and magnetic and gravity separation testing on each of the size fractions.  Manganese was tracked in the various concentrates produced in the comparative testing.  The results of this testwork were considered in selecting the process flowsheet for the PEA.

The testwork results indicated that iron mineralization in the Rose Central Zone would liberate between a range of 150 to 300 microns with a coarser liberation in the hematite-rich zone and finer liberation in the magnetite-rich zone.  The gravity and magnetic separation testwork indicate a probable flowsheet of spiral separators followed by magnetic separation employed on the spiral tailings, with the concentrate reground for final magnetic separation.  This flowsheet is typical of that in the other four concentrators in Labrador West.

Based on the testwork, it was indicated that a combined gravity and magnetic concentrate would be produced at a grade of 65.5% Fe, 4.5% SiO2 and 0.75% Mn.  The weight yield would be approximately 37.8% with an Fe recovery of 82.8%.  The gravity concentrate would make up about 78% of the final concentrate.

Recent world market conditions have relaxed iron concentrate specifications for deleterious elements that had evolved within the steel industry over the last 20 years.  WGM expects that these requirements will return when the market supply of iron ore becomes more aligned with demand.  Depending on the deportment of manganese in the concentration process, portions of the deposit may have to be excluded from the Mineral Reserves or be scheduled for careful blending to ensure that the concentrate meets future market specifications.  Future process considerations should be supported with a comprehensive marketing study.

Mineral Resource Estimates

Following a drilling campaign in the winter of 2011, Alderon prepared a Mineral Resource estimate for the Rose North Zone and WGM was retained by Alderon to audit this in-house estimate.  The current drilling pattern is irregular / uneven and certain areas are sparsely drilled, with possibly only one or two holes intersecting the mineralization on a select limb or at depth on some cross sections.  Many of the holes did not penetrate the entire width of the mineralized zone due to poor drillhole angles or the loss of the hole due to highly altered/weathered mineralization, particularly near surface.  Because of the sparse drilling available throughout the deposit, the “boundaries” are not well defined however in general, the mineralization shows fairly good continuity on a gross scale.  The current Mineral Resources for Rose North are interpolated out to a maximum of about 400 m on the ends/edges and at depth when supporting information from adjacent cross sections was available.

Substantial additional drilling is planned for Rose North and a more detailed geological interpretation will be required to better understand the extent of weathering in Rose North and to upgrade the current Mineral Resources.  It is possible that some of this more altered material will be considered as internal waste for future modelling.

Currently, all the Mineral Resources are categorized as Inferred and are compliant with NI 43-101 definitions and classified in accordance with the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards, as summarized below.

Inferred Mineral Resource Estimate for
Rose North Zone , Kami Iron Ore Project (Cutoff of 20% TFe)

Zone	Tonnes (Million)	Density	TFe%	magFe%	hmFe%	Mn%
Rose North Zone - Hematite-rich	223.8	3.30	32.8	3.5	29.2	1.27
Rose North Zone - Magnetite-rich	256.1	3.30	28.2	18.8	6.2	0.64
Total Inferred	479.9	3.30	30.3	11.7	16.9	0.93

WGM has abundant experience with similar types of mineralization, as well as already completing the initial Rose Central Mineral Resource estimate, therefore, we used this knowledge to categorize the Rose North Mineral Resources.  All the Mineral Resources are allocated to the Inferred category due to following reasons:

•                  drilling is sparse and often is not completed to intersect the mineralization at the optimized angle;

•                  some of the drillholes did not penetrate the entire mineralization in both magnetite- and/or hematite-rich units;

•                  a few intervals in the assay tables have missing data due to lost core.  Low recovery is a matter of concern, especially in the upper parts of the hematite-rich zone;

•                  due to lack of drilling, the down-dip extension of Rose North is tentative at this stage, as very few drillholes intersect the mineralization below the 200 m level;

•                  weathering products, such as goethite and limonite, which are present within the hematite-rich unit have led to low recovery during drilling.  The extension and depth of such alteration is currently unknown and additional drilling is needed to show the extent of such alteration.  This alteration needs to be properly identified and documented in the database; and

•                  density measurements are sporadic and insufficient.

Data used to generate the Mineral Resource estimate originated from a dataset generated by Alderon technical personnel and supplied to WGM for our audit.  The drillhole database consisted of 134 diamond drillholes; a total of 25 drillholes totaling 6,371.6 m were used for the Rose North Mineral Resource estimate.  These holes were dispersed in the iron mineralization along approximately 1,600 m of strike length and 200 m of width.  The remaining drillholes in the database were located outside the current area of the Rose North Mineral Resource estimate in either the Mills Lake or Rose Central zones.

In general, WGM found the database to be in good order, however during the course of the audit, some minor errors were corrected and a few mineralized intervals defined by Alderon were adjusted by WGM in the hematite-rich zone.  These were then re-composted and a re-interpolation of the grades was completed by Alderon using the new intervals.  WGM also supplied Alderon with new iron values in hematite based on our calculations and this was used for the re-interpolated grades.

The holes were drilled on section lines which were spaced 200 m apart in the main area of mineralization and the cross sections were oriented perpendicular to the general strike of the deposits; drillholes on cross sections were variably spaced with variable dips.  WGM reviewed Alderon’s geological interpretations from the cross sections that defined the boundaries of the mineralized zone for the Mineral Resource estimate.  Any discrepancies or differences between Alderon’s and WGM’s interpretation were discussed with Alderon technical personnel and it was determined that the differences in interpretation were not materially significant at this stage of drilling and definition of the deposit, so it was agreed that Alderon’s interpretation would be used for the current Mineral Resource estimate.  Mineralized boundaries were digitized from drillhole to drillhole that showed continuity of strike, dip and grade, generally from 100 m to 200 m in extent.  The mineralization below 200 m from surface has only two holes that penetrated the iron formation.  This mineralization was considered up to a maximum of about 400 m at depth where there was support from drillhole information on adjacent cross sections or solid geological inference.  This deeper mineralization is open at depth and the 3-D wireframe continued to a maximum depth of -40 m (approximately 600 m vertically below surface and extending 300 m past the deepest drilling), however, at this time no Mineral Resources were defined/considered below 150 m elevation.

The larger and more continuous hematite-rich zone/unit/bed within the Rose North Zone magnetite body was modelled out separately, however, this hematite modeling is preliminary due to the current lack of drilling information.  Both Alderon and WGM are of the opinion that it was better to model this unit separately than to just combine it with the magnetite-rich mineralization, as it may become important for determining processing options and costs of the iron-bearing material in future economic studies.  Mineralization at Rose North is more hematite-rich than that at Rose Central and the near surface mineralization is also more weathered and oxidized.  Alteration products such as limonite/goethite and secondary manganese hydroxides have developed from the oxide iron and manganese minerals, however, the extent of these secondary iron hydroxides is current not well understood, particularly at depth.  This leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate.  The secondary iron and manganese hydroxides will also have some impact on potential iron recovery and this requires further evaluation and testwork.

WGM discussed with Alderon using one overall Specific Gravity (“SG”) number for the entire Mineral Resource estimate, instead of creating a variable density model, as was done previously with Mills Lake and Rose Central.  SG typically varies with the iron grade, but there are currently too many unknowns and the data is insufficient to produce a valid relationship between the two parameters.  Instead of using “default values” from WGM’s previous work on Mills Lake and Rose Central, it was agreed that a SG of 3.3 (slightly lower than what would be predicted/expected based on the modelled grade) would be used for both the magnetite- and hematite-rich mineralization for the initial Rose North Mineral Resource estimate until more analytical results have been returned during the next round of drilling.  This lower SG value is based on available 2010 down-hole probe data and WGM’s current understanding of the mineralization.

The geology and geometry of the Rose North mineralized body appears to be less structurally complex than Rose Central and hematite (specularite) appears to be more prominent in the Rose North mineralization, even though they are believed to be part of the same syncline.  Based on the current drilling and the belief that the gross overall mineralization controls appear to be fairly simple, the grade interpolation used a single search ellipse size and orientation.  The block size used for the modelling was 20 m x 5 m x 5 m and an Inverse Distance2 interpolation method for grades was used.  The following lists the Rose North general grade interpolation parameters:

ID Search Ellipsoid:

500 m in the Strike Direction

400 m in the Across Strike Direction

60 m in the Vertical (Dip) Direction

Minimum / Maximum number of composites used to estimate a block:  2 / 10

Maximum number of composites coming from a single hole:  No limitation

Ellipsoidal search strategy was used with rotation about ADA:  293.35°, 63.19°, 45.74°

In order to carry out the Mineral Resource grade interpolation, a set of equal length composites of 3 m was generated from the raw drillhole intervals, as the original assay intervals were different lengths and required normalization to a consistent length.  A 3 m composite length was chosen to ensure that more than one composite would be used for grade interpolation for each block in the model and 3 m is also the average length of the raw assay intervals.  Regular down-the-drillhole compositing was used.  The %TFe_H grade (interpolated from 3 m composites) was the primary parameter for the Mineral Resource estimate, however, %Mn, %magFe and %hmFe (calculated) were also interpolated into the grade block model for the magnetite-rich and hematite-rich zones, respectively.  The results of the interpolation approximated the average grade of the all the composites used for the estimate.  No grade capping was applied.

For the Mineral Resource estimate, a cutoff of 20% TFe_H was determined to be appropriate at this stage of the project.  This cutoff was chosen based on a preliminary review of the parameters that would likely determine the economic viability of a large open pit operation and compares well to similar projects and to projects that are currently at a more advanced stage of study.  The table below shows the Mineral Resource estimate at various cutoffs for comparison purposes.

Inferred Mineral Resources by %TFeHead Cutoff
Rose North Deposit, Kami Iron Ore Project

Zone	Cutoff (%)	Tonnes (million)	TFe%	magFe%	hmFe%	Mn%
Hematite	25.0	222.7	32.8	3.5	29.2	1.27
	22.5	223.6	32.8	3.5	29.2	1.27
	20.0	223.8	32.8	3.5	29.2	1.27
	18.0	223.9	32.8	3.5	29.1	1.27
	15.0	224.0	32.8	3.5	29.1	1.27

Magnetite	25.0	225.8	28.7	19.2	6.2	0.64
	22.5	253.9	28.2	18.9	6.2	0.64
	20.0	256.1	28.2	18.8	6.2	0.64
	18.0	256.3	28.1	18.8	6.2	0.64
	15.0	256.4	28.1	18.8	6.2	0.64

Conclusions and Recommendations

Based on WGM’s review of the available information for the Rose North Deposit, we offer the following conclusions:

•                  Mineralization on the Property comprises meta-taconite typical of the Sokoman/Wabush Formation.  Iron formation is mainly magnetite-rich, but also includes a hematite (specularite component).  At Rose Lake the iron formation is hosted in a series of upright to slightly overturned anticlines and synclines.  The Rose North Deposit represents one limb of this structure.  The Rose Central Deposit is a part of an adjacent limb.  At Mills Lake the iron formation consists of a main tabular gently dipping lens and some minor ancillary lenses;

•                  The Rose North Zone contains Inferred Mineral Resources of 224 Mt of hematite-rich mineralization grading 32.8% TFe, 3.5% magFe and 29.2% hmFe and 256 Mt of magnetite-rich mineralization grading 28.2% TFe, 18.8% magFe and 6.2% hmFe for a total of 480 Mt;

•                  WGM is of the opinion that different ratios of hematite to magnetite occur in the different deposits (or parts of the deposits) on the Kami Property, but this distribution is not yet completely mapped out and understood and should be studied in detail during future work.  Rose North has more abundant hematite-rich mineralization than Rose Central which appears to be occurring as a steep structure which extends parallel to the magnetite-rich zone, however, the details of the geology and geometry of the Rose North mineralized body is still preliminary due to the lack of drilling.  Rose North appears to be less structurally complex than Rose Central, even though they are believed to be part of the same syncline.  Near surface mineralization also is weathered to some extent.  Certainly mineralization within the current drilled area is more weathered than mineralization at either Rose Central or Mills.  At Rose North limonite/goethite and secondary manganese hydroxides have developed from oxide iron and manganese minerals.  The extent of these secondary iron hydroxides is not at this time well mapped out, particularly with respect to its depth extent.  The weathering probably is related to the drainage system through Rose Lake into Pike Lake South but secondary structures may play a role.  Because of the weathering there is some uncertainty regarding the assignment of density to mineralization which affects the tonnage estimate.  The secondary iron and manganese hydroxides will also have some impact on potential iron recovery concentrate chemistry and this requires further evaluation and testwork.  More testwork and drilling on the Rose North Deposit is required;

•                  The inter-layering of the hematite unit within magnetite zone appears to be almost absent in Rose North and is more distinctive than the hematite unit in Rose Central.  This may be more of an alteration product of main magnetite-rich unit, but this will be refined after more infill drilling is completed; and

•                  As the geology and mineralogy are advanced with more drilling, the suitability and compatibility of extensions to the Mineral Resources with the developing process flowsheet must be considered and the sampling and testing expanded where necessary. Any appreciable variations to the ore types or extensions to the mineralization may alter the initial development plans for the deposit. Although the proposed flowsheet used in the recent PEA is robust, it will be important to understand any variations that may evolve from the ongoing drilling program that could impact its capacity to produce saleable concentrates.

WGM’s recommendations are as follows:

•                  Substantial additional drilling is recommended by WGM (and planned by Alderon) and a more detailed geological interpretation will be required to better understand the extent of weathering in Rose North.  It is possible that some of this more altered material will be considered as internal waste for future modelling;

•                  It is recommended that the current database be added to once more drilling is completed and that WGM’s calculations of hematite values are used going forward.  This improved/updated database will lead to a better understanding of the structure, geology and mineralization in the zones and an upgrade of the categorization of the current Mineral Resources;

•                  As with Rose Central and Mills Lake, the larger and more continuous hematite-rich zones/units/beds within the main Rose North magnetite body were modelled out separately, and WGM recommends that this continues as it may become important for determining processing options and costs of the iron-bearing material in future economic studies.  In all the Kami deposits, the hematite modeling is preliminary due to the current lack of drilling information;

•                  Alteration products and their extent (particularly at depth) such as limonite/goethite and secondary manganese hydroxides is current not well understood, and this leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate.  Much more pycnometer pulp SG and bulk density determinations on whole sample intervals needs to be carried out in the next drilling campaign to build a reliable relationship between SG and %TFe; and

•                  Based on the current drilling, the gross overall mineralization controls appear to be fairly simple from a structural and mineralogical perspective, however, future Mineral Resource estimates after more drilling information is available may make use of “domaining” to define structural or mineralogical zones to better control grade distribution.

•                  An extensive marketing study should be initiated in conjunction with the next phase of metallurgical testing to assess what markets may be available as a sinter feed as well as the possibility of the concentrate to be made into pellets. It is anticipated that the iron ore supply demand balance will improve and be accompanied by stricter specifications for concentrates in the future.

Alderon has developed a program and budget to advance the Project and complete an updated NI 43-101 compliant Mineral Resource estimate.  The June-December 2011 campaign totals a planned 29,365 m of drilling.  The program is in progress with 19,300 m remaining.  It comprises three elements:

1.               Mills Lake infill drilling 2,850 m.

2.               Rose infill drilling: Rose Central 11,900 m and Rose North 13,900 m.  Rose Central infill drilling is being done by Major Drilling with land-mobile drills.  It will be completed by end of 2011.  The Rose North infill program is being drilled in two parts: the deeper tier holes with Major’s land-mobile drills plus two helicopter-supported drills (total 7,500 m) by the end of 2011.  The proposed winter drilling in the Rose Lake area in early 2012 will complete the 6,325 m by April 2012 for inclusion in the Feasibility Study.

3.               Condemnation and exploration drilling was 715 m, divided as 600 m condemnation holes as proposed by Stantec plus one 115 m exploration hole to test the potential folded iron formation.  Previously planned condemnation holes in the Mart Ridge area were not required, due to engineering site changes.  The geophysical targets remain available for exploration and potential development.

WGM agrees the program and budget is reasonable.  The estimated cost breakdown for the program is presented below.

Budget Estimate of Combined Summer 2011 & Winter 2012 Programs
(June 2011 to April 2012)

Description	Cost (C$)
Drilling – 29,500 m	C$	9,200,000
Sampling – ~6,000 Head samples		$1,200,000
Borehole Geophysics		$890,000
Helicopter		$1,947,000
Vehicles rental and maintenance		$30,000
Salaries		$1,134,000
Accommodations & meals		$453,000
Field office costs		$39,000
Travel		$96,000
Reclamation costs		$70,000
Metallurgical Testing	1,100,000
Market Study	150,000
NI 43-101 Report		$270,000
Contingency (20%)		$3,316,000
TOTAL	C$	19,895,000

The Rose drilling will be completed on 100 m cross sections between the existing cross sections, as well as fill-in holes on the sections drilled in 2010 to carry the Mineral Resource to the 150 m elevation (450 m below notional surface at approximately 600 m elevation).  These holes will be drilled mainly SE to NW.  At Mills Lake, a similar program will follow to infill on existing sections and drill the 100 m cross sections between the existing sections.  No drilling will be completed under Mills Lake.

Drill core sampling is anticipated to generate approximately 6,000 samples for Head analysis.  Head samples will be analysed for XRF WR, Satmagan and FeO by titration.  Davis Tube tests are planned for 60% of samples and XRF WR analysis will be completed on the DT magnetic concentrates.  Borehole geophysics includes down-hole gyroscopic attitude surveying and multi-parameter digital logging including optical televiewer to capture true orientation of features.

Future exploration drilling will be deferred until after the start-up of the mine operations. Engineering plans do not encroach on these targets.

In order to maximise the metallurgical testwork materials systematically through the deposits, it was decided to conduct the infill drilling with HQ core.

2.  INTRODUCTION AND TERMS OF REFERENCE

2.1                          GENERAL

Alderon Iron Ore Corp. (“Alderon”) acquired a 100% interest in the iron ore Kamistiatusset Property (the “Property” or “Kami”), or Kami Project, on December 6, 2010 from Altius Minerals Corporation (“Altius”), subject to a 3% gross sales royalty.  The Property as shown in Figure 1 is located approximately 10 km from the town of Wabush, Western Labrador and is approximately 6 km south from the Wabush Mines mining lease.  The Property straddles the Québec-Labrador provincial border, but the majority of it is in Labrador.  Altius initiated exploration of the Property in 2006 and has completed field work including prospecting, confirmatory geological mapping, gravity and airborne magnetic surveys and in 2008, a drilling program aggregating 6,029.5 m in 27 drillholes.  Some historical exploration results are available, but these appear to be of limited value.  After Alderon acquired the option to acquire the Property it expanded the property by acquiring more licences in Newfoundland and Labrador and in 2010 initiated a drilling program aimed at acquiring sufficient information to allow for the estimation of Mineral Resources on the Rose Central and Mills Lake deposits.  Alderon, in 2010 drilled a total of 82 drillholes, including re-drills, aggregating 25,896 m.  Most of this was on the Rose Central and Mills Lake Deposits.  It also completed an airborne magnetic and gravity survey.  Watts, Griffis and McOuat Limited (“WGM”) was retained to complete a NI 43-101 report and Mineral Resource estimate for Rose Central and Mills Lake mineralization.  On May 21 this report and Mineral Resource estimate was filed on SEDAR.

From February to April 2011, Alderon conducted its Winter 2011 drilling program.  This drilling was focussed mainly on the Rose North Deposit immediately north of the Rose Central Deposit.  The program comprised 29 drillhole aggregating 4,625 m.  Many of the drillholes had to re-drilled as holes were lost (terminated before reaching planned depth) and aggregate meterage includes these re-drills.  One hole of the program (K-11-117) was drilled on the Rose Central Deposit for the purposes of acquiring material for metallurgical testwork.  This hole was a twin of previous hole K-10-42 and totalled 336 m and does not contribute to the Rose North estimate herein.

2.2                          TERMS OF REFERENCE

Watts, Griffis and McOuat Limited was retained by Alderon to review Alderon’s Mineral Resource estimates for the Rose North Deposit and document the study in a National Instrument 43-101 (“NI 43-101”) compliant Technical Report.  The classification of Mineral

Figure 1.        Property Location

Resources used in this report conforms to the definitions provided in National Instrument 43-101 and the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards.

This technical report is copyright protected; the copyright is vested in WGM, and this report or any part thereof may not be reproduced in any form or by any means whatsoever without the written permission of Watts, Griffis and McOuat Limited.  Furthermore, WGM permits the report to be used as a basis for project financings and for filing on SEDAR.  Part or all of the report may be reproduced by Alderon in any subsequent reports, with the prior consent of WGM.

The preparation of this report was authorized by Mr. Stefan Gueorguiev, P.Eng., Project Manager for Alderon Resource Corp. on July 6, 2011.  Alderon Resource Corp. was the predecessor to Alderon Iron Ore Corp.

2.3                          SOURCES OF INFORMATION

Much of the material used to prepare this report has been provided by Alderon and its predecessor Altius.  This data, as well as including the latest results for the 2011 and 2010 drilling program, also included assessment reports completed for Altius, and filed with the Department of Natural Resources Government of Newfoundland and Labrador to document its 2006, 2007, 2008 and 2009 exploration programs.  These assessment filings often contain reports by contractors to Altius or Alderon including geophysical contractors.  Other sources of historic exploration and general geological information include the Ministère des Resources Naturelle et Fauna du Québec (“MNRF”) and the Geological Survey of Canada.  In May 21, WGM completed a NI 43-101 report concerning the property titled: “Technical Report And Mineral Resource Estimate On The Kamistiatusset Property, Newfoundland And Labrador For Alderon Resource Corp.” and earlier a NI 43-101 another report titled: “Technical Report on the Kamistiatusset Property, Newfoundland and Labrador for 0860132 B.C. LTD. and Alderon Resource Corp.” dated February 12, 2010.  On September 8, 2011 BBA Inc. (“BBA”) completed a report titled:  Preliminary Economic Assessment Report on The Kamistiatusset (Kami) Iron Ore Property Labrador, Newfoundland Canada.

WGM reviewed the documents available, corroborated a number of details concerning the Property and deposit geology.

Additional information was sourced from WGM files.

A complete list of the material reviewed is found in the “References” section of this report.

2.4                          DETAILS OF PERSONAL INSPECTION OF THE PROPERTY

WGM Senior Associate Geologist, Mr. Richard Risto, P.Geo., QP visited the Property in August and November 2010 and reviewed Alderon’s’ program results with Alderon Chief Geologist Mr. Edward Lyons, P.Geo. (BC), géo (QC) and Doris Fox, P.Geo., then Kami Project Manager, EGM Exploration Group Management Corp. (“EGM”) (an Alderon associate company).  Mr. Risto collected independent drill core samples during the November site visit.  WGM also visited the Property in 2009 during Altius’ ownership to review Altius’ drill program.  Co-authors of this report, Mr. Michael Kociumbas, P.Geo., Senior Geologist and Vice-President., QP and WGM Senior Associate Metallurgical Engineer G. Ross MacFarlane, P.Eng., QP, have not visited the Property.

2.5                          UNITS AND CURRENCY

Metric units are used throughout this report unless specified otherwise and all dollar amounts are quoted in Canadian currency (“C$”).  Historical data and some government map data are generally in Imperial units.  WGM has converted the necessary data for inclusion in this report, although Imperial units are often provided for clearer reference to historical data.

Alderon’s 2011, 2010 and Altius’ 2006, 2007 and 2008 surface and drill core samples were analysed by X-Ray Florescence (“XRF”) methods on metaborate discs by SGS Minerals Services (“SGS-Lakefield”) at its Lakefield, Ontario facility.  Iron results on SGS-Lakefield certificates of analysis are reported in the form of Fe2O3 and are total iron.  Total Iron (“TFe”) refers to the total iron in a sample.  TFe is calculated from Fe2O3 by dividing the Fe2O3 wt% value by 1.4295.  TFe assays are often completed on both Head and Crude samples of rock and also on the concentrates produced from the rock.  In this report %TFe Head or %TFe_H refers to the percent total iron in a Head or Crude sample.  Similarly %SiO2_H represents silica in the Head or Crude sample.

Alderon and Altius’ drill program sample assaying, in addition to using chemical assays, also included determining magnetic iron, or the magnetite content of samples using the Satmagan method (Satmagan is an acronym for Saturation Magnetization Analyzer).  Satmagan refers to an electromagnetic method to estimate the magnetite content of a sample.  These assays are expressed as %Fe3O4 or as %magnetite (“Mt”) or %magFe.  Magnetic iron (“magFe) is calculated by multiplying the %Fe3O4 value by 0.7236.  Similarly hematitic iron or the iron in hematite (%hmFe) is estimated, accepting certain assumptions, by calculation from %TFe, %magFe and %FeO derived from Head and/or Davis Tube results.

Altius also completed a bench scale metallurgical testwork program on one composite sample from the Property in 2009.  This testwork included the preparation of Davis Tube concentrates (“DTCs”) for drillhole samples.  Davis Tube tests on individual routine drill program samples were also a component of Alderon’s sample assaying program.  The Davis Tube provides an alternative method to Satmagan for estimating the magnetic iron content of a sample.  Davis Tube refers to the equipment and a procedure that produces a mineral concentrate high in magnetic iron by separating that portion of the sample that is magnetic from the portion that is non-magnetic, following sample comminution.  Percent Davis Tube Weight Recovery (“%DTWR”) refers to the weight percent of the sample concentrated in the magnetic fraction using the Davis Tube procedure.  The result is approximately the same as percent magnetite in the crude sample, but degree of liberation of the magnetite is an issue.  Davis Tube concentrates are also assayed for iron and other oxides expressed in weight percent.  %Fe_DTC and %SiO2_DTC refer respectively to the iron and silica content in Davis Tube concentrates and a number of other elements are often expressed in this same way.  The %magnetic iron in the Crude sample can be estimated by multiplying the %DTWR figure by the %Fe in the Davis Tube concentrate.  Total Iron Recovery (“TFe Recovery” or Rec’y) is the %TFe units recovered in the concentrate compared to the %TFe in the Crude sample.

Other whole rock analysis results for samples are expressed in weight percent (“Wt%”).  Table 1 documents several of the commonly used abbreviations and acronyms in the text of this report.

TABLE 1.
SUMMARY OF TERMS AND ABBREVIATIONS FOR UNITS

Abbreviation	Term
% or Wt%	Weight Percent
Head or Crude or H	Non-concentrated material
TFe	Total Iron
SFe	Soluble iron
Fe	Iron; SFe and TFe
DT, DTC or C	Davis Tube, Davis Tube Concentrate, Concentrate
%DTWR	% Davis Tube Weight Recovery
%Wt Recovery	General term for weight recovery
TFe Recovery or Rec’y	%TFe units recovered compared to TFe units in Head

3.  RELIANCE ON OTHER EXPERTS

WGM prepared this study using the resource materials, reports and documents as noted in the text and “References” at the end of this report.

WGM has not independently verified the legal title to the Property.  We are relying on public documents and information provided by Alderon for the descriptions of title and status of the Property agreements.

Drill core and surface rock samples collected by Alderon and Altius from 2008 through 2011 were submitted by Alderon and Altius to SGS-Lakefield which is an accredited laboratory.  Although WGM has reviewed the assay results generated by SGS-Lakefield and believes they are generally accurate, WGM is relying on SGS-Lakefield as an independent expert.

We have also not carried out any independent geological surveys of the Property, but did complete site visits in October 2009, August 2010 and November 2010 to view first-hand the Property site, view 2008 and 2010 drill core, collect samples from the drill core and to review historic exploration and development work.  These samples were collected and assayed independently of Alderon and Altius to validate their results.  We have relied for our geological descriptions and program results solely on the basis of historic reports, notes and communications with Alderon and Altius.

4.  PROPERTY DESCRIPTION AND LOCATION

4.1                                                                               PROPERTY LOCATION

The Property is located in western Labrador and eastern Québec and straddles the interprovincial boundary.  It is approximately 10 km southwest from the town of Wabush, Newfoundland and Labrador and immediately adjacent (east) of the town of Fermont in Québec.  The Property perimeter is approximately 6 km southwest from the Wabush Mines mining lease.  The Property in Labrador consists of two non-contiguous blocks and spans an area that extends about 12 km east-west and 13 km north-south in NTS map areas 23B/14 and 15 and centred at approximately 52°49’N latitude and 67°02’W longitude.

4.2                                                                               PROPERTY DESCRIPTION AND OWNERSHIP

The Property is mainly located in Labrador, but also a group of contiguous licences is held in Québec.  According to the claim system registries of both the Government of Newfoundland and Labrador and Québec the Property in Newfoundland and Labrador and Québec is registered to Alderon Resource Corp., the predecessor company to Alderon Iron Ore Corp.  The total area of the Property is nominally 7,750 ha but some of the claims in Labrador and Québec overlap slightly.  The Property in Labrador comprises three map-staked licences, namely 015980M, 017926M and 017948M totalling 305 claim units covering 7,625 hectares.  License, 015980M issued in 2009, replaced licenses 014957M, 014962M, 014967M, 014968M and 015037M.  Licenses 017926M and 017948M were added to the Property in 2010.  Surface rights on the acquired lands are held by the provincial governments, but may be subject to First Nations Rights.  Table 2 provides details of the current mineral land holdings in Labrador.

TABLE 2.
KAMISTIATUSSET PROPERTY IN LABRADOR

Licence	Claims	Area (ha)	NTS Areas	Issuance Date	Renewal Date	Report Date
015980M	191	4,775	23B14 23B15	Dec 29, 2004	Dec 29, 2014	February 27, 2012
017926M	92	2,300	23B15	Aug 30, 2010	Aug 30, 2015	October 29, 2012
017948M	22	550	23B15	Sep 10, 2010	Sep 10, 2015	November 09, 2012
Total	305	7,625

The Property in Québec consists of five map-staked licenses covering a nominal area of 125.46 ha.  Table 3 provides details of the mineral land holdings in Québec.

TABLE 3.
KAMISTIATUSSET PROPERTY IN QUÉBEC

Licence	Area (ha)	NTS Areas	Registration Date	Expiry Date	Designation Date	Work Necessary for Renewal($)	Required Fees for Renewal($)
CDC2156611	25.03	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	400.00	96.00
CDC2156609	45.31	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	450.00	107.00
CDC2156607	49.4	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	450.00	107.00
CDC2156610	3.50	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	16.00	26.00
CDC2156608	4.22	23B14	May 29, 2008	May 28, 2012	Mar 27, 2008	160.00	26.00
Total	125.46

The Property land holdings are depicted on Figure 2.

The Property has not been legally surveyed, but the claims and licences both in Québec and Labrador were map-staked and are defined by UTM coordinates, so the Property location is accurate.

In Labrador, a mineral exploration licence is issued for a term of five years.  However, a mineral exploration licence may be held for a maximum of twenty years provided the required annual assessment work is completed and reported upon and the mineral exploration licence is renewed every five years.  The minimum annual assessment work required to be done on a licence are:

$200/claim in the first year

$250/claim in the second year

$300/claim in the third year

$350/claim in the fourth year

$400/claim in the fifth year

$600/claim/year for years six to ten, inclusive

$900/claim/year for years eleven to fifteen, inclusive

$1,200/claim/year for years sixteen to twenty, inclusive.

The renewal fees are:

for Year five $25/claim

for Year ten $50/claim

for Year fifteen $100/claim.

The minimum annual assessment work must be completed on or before the anniversary date.  The assessment report must then be submitted within 60 days after the anniversary date.

License 015980M is now in its 7th year.  The license was renewed December 29, 2009 with a fee payment of $4,775.00.  Total expenditures on the 191 claims to date accepted by the Department of Mines and Energy total $7,999,875.31.  Government records show that a Work

Figure 2.             Land Status Map

ADV KAM / ADV_12_License_Map.cdr
Last revision date: Wednesday 19 October, 2011

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Legend:
*Property outline
Claims boundary
Newfoundland and Labrador licence
Quebec claims
Road
WGM Mineral Resource Estimate Areas
Conservation Zone
*Province boundary and Newfoundland and Labrador Property outline based on Newfoundland and Labrador GeoScience Atlas
**Québec claims location based on Quebec GESTIM, Map 23B14 (2009/11/25)
***Conservation zone - approximately located
N
Pike Lake North
Duley Lake Provincial Park
Narrow Lake (Anghi Lake)
Long Lake (Duley Lake)
Pike Lake South
Québec
Rose North Zone
Rose Lake Area
017926M
Lac Daviault
Mid Lake
Rose Central Zone
Mart Lake
Mart Lake Area
015980M
2156609
2156610
2156607
2156608
PROPERTY OUTLINE
Fermont
Molar Lake
Mill Lake Zone
Mills Lake
Mills Lake Area
017948M
Scale 1 : 75,000
0
0.75
3.75
Kilometres
UTM NAD27 Zone 19
Newfoundland and Labrador
Florence Lake
Graphics by: Watts, Griffis and McOuat Limited

Figure 2.

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Land Status Map

Report for the 6th year was accepted on March 01, 2011.  To maintain the Property in good standing, through December 29, 2020, a total of $229,200 of acceptable work expenditures are required.  To date one Work Report (airborne geophysics) has been filed for each of the two new licenses and these two licences are now in their second year.  Actual expenditures filed for licence 017926M totalled $22,615.84 and for licence 017948M, $6,348.14.  Government records indicate that to maintain the licenses in good standing a total of $18,784.16 needs to be expended on license 017926M by August 30, 2012 and a total of $3,551.86 is required on license 017948M by September 10, 2012.

In Québec, the term of a claim is two years from the day the claim is registered, and the claim can be renewed indefinitely providing the holder meets all the conditions set out in the Mining Act, including the obligation to invest a minimum amount required in exploration work determined by regulation.  The Act includes provisions to allow any amount disbursed to perform work in excess of the prescribed requirements to be applied to subsequent terms of the claim.

The claim holder may renew title for a two year period by:

•                  submitting an application for renewal prior to the claim expiry date; and

•                  paying the required fees, which vary according to the surface area of the claim, its location, and the date the application is received.  If renewal application is received 60 days prior to the claim expiry date, the regular fees apply; if it is received within 60 days of the claim (prior to expiry date) expiry date, the fees are doubled; and submitting an assessment work report and the work declaration form at least 60 days before the claim expiry date.  If the remittance of these documents is made during the 60 days prior to the expiry date, a penalty fee of $100 per claim is applied for the late submission.

Alderon’s Québec claims range in size from approximately 3 ha to 50 ha and fees for renewal vary with claim size (see Table 3).  If renewals are late, then late fees apply.  If the required work was not performed or was insufficient to cover the minimums required, then the claim holder may pay a sum equivalent to the minimum cost of work that should have been performed.  Assessment work requirements escalate with renewal term and all fees are subject to revision (Table 4).  After a claim’s 6th term, which would be at the end of its 12th year of validity, assessment costs are static.  All of Alderon’s Québec claims have been renewed once so all are in their second term.  WGM understands from Alderon that the claims were renewed by payment in lieu of work and Québec government records indicate no Work Reports are registered.  Table 3 (shown previously) indicates that the required expenditures for renewal for the five claims vary depending on surface area, but all require filing by early 2012.

TABLE 4.
MINIMUM COST OF WORK TO BE CARRIED OUT
ON A QUÉBEC CLAIM NORTH OF 52° LATITUDE

	Area of Claim
Term	Less than 25 ha	25 to 45 Ha	Over 45 Ha
1	48	$120	$135
2	160	$400	$450
3	320	$800	$900
4	480	$1,200	$1,350
5	640	$1,600	$1,800
6	750	$1,800	$1,800
7 and over	1,000	$2,500	$2,500

4.3                                                                               PROPERTY AGREEMENTS

On November 2, 2009, 0860132 B.C. Ltd. (“Privco”) entered into an option agreement (the “Altius Option Agreement”) pursuant to which Privco, or an approved assignee of Privco, had the exclusive right and option (the “Option”) to acquire a 100% title and interest in the Property, subject to the terms and conditions of the Altius Option Agreement. In order to exercise the Option, Privco was required to (i) assign its interest in the Altius Option Agreement to a company acceptable to Altius, acting reasonably, that has its shares listed on the Toronto Stock Exchange or the TSX Venture Exchange (“Pubco”); (ii) fund exploration expenditures on the Property of at least $1,000,000 in the first year, and cumulative expenditures in the first two years of at least $5 million; and (iii) issue to Altius, after the satisfaction of certain financing conditions, shares of Pubco such that upon issuance Altius would own 50% of Pubco’s issued capital, on a fully diluted basis.  In order to exercise the Option, Pubco was required to have first raised not less than $5,000,000 in capital.

Altius retained a 100% interest in the Property until such time as Privco satisfied all of the conditions to exercise the Option. Privco had until November 2, 2011 to satisfy such conditions and exercise the Option. Upon exercise, Altius was required to transfer its 100% interest in the Property to Pubco and retained a 3% gross sales royalty, in addition to the equity stake in Pubco described above.

The Altius Option Agreement also included a right of first refusal. With certain exceptions, any proposed sale by Altius or its affiliates of interests or rights in any claims, permits or other property interests located in the same western Labrador iron ore mining district as the Property and described in the Altius Option Agreement must first be offered to Privco (or Pubco on the assignment) at the same price and terms.

Subsequently, Alderon was identified as “Pubco” and Privco satisfied the first condition of the Altius Option Agreement on December 15, 2009, when it entered into a share exchange agreement (the “Share Exchange Agreement”) whereby Alderon would acquire all of the issued and outstanding shares of Privco from Mr. Morabito in consideration of issuing 5,000,000 shares of Alderon to Mr. Morabito. Also on December 15, 2009 Alderon, Privco and Altius entered into an assignment agreement pursuant to which Alderon assumed the rights and obligations of Privco and Pubco under the Altius Option Agreement.

On January 15, 2010, Altius, Privco and Alderon amended the terms of the Altius Option Agreement to provide that upon the completion of a private placement by Alderon in February 2010, all financing conditions set forth in the Altius Option Agreement would have been satisfied.  The amendment also clarified the calculation and number of Alderon common shares to be issued to Altius to achieve the ownership of 50% (fully diluted) of the issued and outstanding common shares of Alderon as of the specified date.

On March 3, 2010, Alderon completed the acquisition of Privco pursuant to the terms of the Share Exchange Agreement and acquired all of the outstanding common shares of Privco.  In consideration, Alderon issued 5,000,000 common shares from treasury to Mr. Morabito.

On December 8, 2010 Altius announced in a press release that Alderon had earned a 100% interest in the Property.  In order to complete the exercise of the Option, Alderon issued an aggregate of 32,285,006 common shares from its treasury to Altius.  Altius retains a 3% gross sales royalty relating to any potential future mining operations.

WGM understands that there are no other third part agreements concerning the Property except for a Memorandum of Understanding (“MOU”) signed with the Innu Nation of Labrador dated August 11, 2010.  This agreement is summarized in Section 4.6.

4.4                                                                               PERMITTING

Alderon, for its summer 2010 program, acquired a provincial exploration permit (E100083) from the government of Newfoundland and Labrador that covered drilling, geophysics and land access including a fording permit for five crossings.  It also was granted a municipal letter of permission from the town of Labrador City.  This permit (No. 10-284) noted that the land is zoned Mining Reserve Rural and mineral exploration is a permitted use in this zone.  This permit allowed for exploration and a fuel cache subject to certain conditions outlined in a letter dated June 10, 2010.  The Labrador City permit specifies the need to respect wetlands and minimise waterfowl habitat disturbance.  Alderon also was issued a permit allowing cutting of 300 cords of wood.

The provincial exploration permit, the municipal letter of permission and the water use license were renewed to provide for the 2011 winter program.

All exploration work was conducted in Newfoundland and Labrador so no permits were required from Québec.

4.5                                                                               ENVIRONMENTAL ISSUES

The Property is located immediately to the south of Duley Lake Provincial Park and partially is common with an area designated as the Pike Lake South Conservation Zone (see Figure 2).  The conservation zones, also referred to as a wetlands management units, were the outcome of the Wetlands Stewardship Agreement entered into by the Town of Labrador City and the Province of Newfoundland and Labrador in 2005.  The stewardship agreement is a formal commitment to honour the goals of the wetland conservation plan within specific management units.  A wetland management unit is an environmentally sensitive area or a protected area, and is a significant wetland identified as important to waterfowl during nesting, brood-raising, feeding and/or staging.  As such, exploration activities in these areas are subject to the additional approval of both the municipality and the Province of Newfoundland and Labrador and work is approved in accordance with the limitations of working in a conservation zone.

WGM is also aware that there are a number of basic cottages on the Property along various rivers and lakes.  Any mining operation will impact these buildings, the Pike Lake South Conservation Zone and recreational facilities and will also have to be dealt with.

Tailings disposal will also be an issue for the Ministry of Fisheries and Oceans, Government of Canada.

Neither Alderon nor Altius have conducted any previous environmental on the Property.  WGM understands that flora, fauna and baseline water quality surveys are currently in progress under the direction of Stassinu Stantec Limited Partnership (“Stantec”).

4.6                                                                               FIRST NATION ISSUES

Alderon has been engaging five Aboriginal groups with asserted land claims or traditional territories in proximity to the Kami Property: Innu Nation, NunatuKavut Community Council (“NCC”), Uashat mak Mani-Utenam, Matimekush-Lac John and Naskapi Nation of Kawawachikamach.

Alderon began its Aboriginal engagement by negotiating a Memorandum of Understanding (“MOU”) with the Innu Nation which was signed on August 11, 2010.  The MOU between the Innu Nation of Labrador and Alderon provides a framework for Alderon and the Innu Nation to work together to establish a long term, mutually beneficial, cooperative and productive relationship.  It also provides the parties with a process for which the Innu Nation can identify and provide Innu Nation businesses and members an opportunity to participate in the exploration activities.  During a meeting held in Montreal with Labrador Innu representatives on May 23, 2011, Alderon outlined their exploration program.  The Labrador Innu expressed no concern about the exploration activities planned for 2011. On September 27, 2011, Alderon met with representatives of the Innu Nation to advance discussions surrounding the conditions outlined in the MOU.

Consultation efforts with the Québec communities of Uashat mak Mani-Utenam, Matimekush- Lac John, and Naskapi Nation of Kawawachikmach began on January 12, 2011, with each community receiving a letter introducing the Company, providing an overview of its exploration plans including a map, and providing contact information for any questions or concerns they may have related to Alderon’s exploration efforts. These letters were translated into French for the communities of Uashat mak Mani-Utenam and Matimekush-Lac John.  In the letter, Alderon extended offers to meet and address any questions or concerns the Québec communities may have, and to provide additional information on Alderon’s 2011 exploration plans with a goal of building respectful relationships.  In January 2011, Alderon met at separate occasions with the Chief of Matimekush-Lac John, and a representative from Uashat mak Mani-Utenam, at which time Alderon provided a more detailed overview of Alderon and its exploration efforts of the Property.

In February 2011, additional letters were sent to the Québec Innu communities of Uashat mak Mani-Utenam and Matimekush-Lac John, inviting them to meet with Alderon in Toronto during a conference in March 2011.  A meeting was held in Toronto between the Chief, a councilor of Uashat mak Mani-Utenam and a legal representative from the community.  At that time there were no concerns raised regarding the exploration component of Alderon’s program.  During the meeting, the Chief expressed an interest in negotiating a MOU with Alderon.  Alderon forwarded a copy of a draft MOU to the Uashat representatives on March 23, 2011 and there has been ongoing communication between the two parties since then.  On May 11, 2011, Alderon met with Uashat mak Mani-Utenam legal counsel and a representative of the community to discuss their concerns with Alderon’s exploration program.  Alderon also met with councilors and legal counsel from Uashat on August 16 and September 29, 2011 to discuss the next steps in advancing discussions.

Alderon contacted the President of NCC to meet with company representatives in August 2011.  On September 13, 2011, Alderon sent a letter to NCC providing an overview of the Project and reiterating the offer to meet with Alderon representatives.  Discussions between Alderon and NCC to arrange a meeting to discuss the Project are ongoing.

Alderon will continue to engage all Aboriginal groups and communicate with stakeholders who have an interest in the Property and Alderon’s activities.

5.  ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
AND PHYSIOGRAPHY

5.1                                                                               ACCESS

The Property is accessible from Labrador City/Wabush, Newfoundland via 4x4 vehicle roads.  All-Terrain Vehicle (“ATV”) trails enable access to the remainder of the Property.  Wabush is serviced daily by commercial airline form Sept-Îles, Montreal and Québec City and also by flights from points east.

5.2                                                                               CLIMATE

The climate in the region is typical of north-central Québec/Western Labrador.  Winters are harsh, lasting about six to seven months, with heavy snow from December through April.  Summers are generally cool and wet; however, extended day-light enhances the summer work-day period.  Early and late-winter conditions are acceptable for ground geophysical surveys and drilling operations.

5.3                                                                               PHYSIOGRAPHY

The Property is characterized by gently rolling hills and valleys that trend northeast-southwest to the north of Molar Lake and trend north-south to the west of Molar Lake reflecting the structure of the underlying geology.  Elevations range from 590 m to 700 m.

The Property area drains east or north into Duley Lake.  A part of the Property drains north into the Duley Lake Provincial Park before draining into Duley Lake.

In the central Property area, forest fires have helped to expose outcrops; the remainder of the Property has poor outcrop exposure (see Figure 1).  The cover predominantly consists of various coniferous and deciduous trees with alder growth over burnt areas.

5.4                                                                               LOCAL RESOURCES AND INFRASTRUCTURE

The Property is adjacent to the two towns of Labrador City, 2006 population 7,240 and Wabush, population 1,739.  Together these two towns are known as Labrador West.  Labrador City was founded in the 1960s to accommodate the employees of the Iron Ore Company of Canada. A qualified work force is located within the general area due to the operating mines and long history of exploration in this region.

Although low cost power from a major hydroelectric development at Churchill Falls to the east is currently transmitted into the region for the existing mine operations, the current availability of additional electric power on the existing infrastructure in the region is limited, therefore Alderon has already begun discussions with local utilities to secure electric power for the project.  A study is currently being done to evaluate various options for supplying power to the site.  The Kami site is also located in proximity to other key services and infrastructure.  The project will include a rail loop and a connection to the QNS&L railway for transportation of product to a port.  Fresh water sources on the site are plentiful, although the plan is to maximize recycling and minimize dependence on fresh water.  A preliminary site plan, being developed as part of the ongoing Scoping Study, indicates that there are enough barren areas on the site to permit permanent storage of waste rock, as well as tailings.

6.  HISTORY

6.1                                                                               GENERAL

A summary of the historical work is presented below.  WGM believes the historical descriptions presented are generally accurate, but WGM has not independently verified the data.

The earliest geological reconnaissance in the southern extension of the Labrador Trough within the Grenville Province was by prospectors in 1914 in the search for gold.  Several parties visited the area between 1914 and 1933, but it was not until 1937 that the first geological map and report was published by Gill et al., 1937 (Rivers, 1980).

The metamorphosed iron formation in the vicinity of Wabush Lake was first recognized by Dr. J.E. Gill in 1933.  A few years later, the Labrador Mining and Exploration Co. Ltd. (“LM&E”) evaluated the iron formation, but decided it was too lean for immediate consideration (Gross et al., 1972).

In 1949, interest in the Carol Lake area by LM&E was renewed and geological mapping was carried out in the Duley Lake - Wabush Lake area by H.E. Neal for IOCC.  The work was done on a scale of 1”= 1/2 mi. and covered an area approximately 8 km wide by 40 km long from Mills Lake northward to the middle of Wabush Lake.  This work formed part of the systematic mapping and prospecting carried on by LM&E on their concession.

Concentrations of magnetite and specularite were found in many places west of Duley Lake and Wabush Lake during the course of Neal’s geological mapping.  Broad exposures of this enrichment, up to 1.2 km long, assayed from 35 to 54% Fe and 17 to 45% SiO2.  Ten enriched zones of major dimensions were located and six of these were roughly mapped on a scale of 1” = 200 ft.  Seventy-four samples were sent to Burnt Creek for analysis.  Two bulk samples, each about 68 kg, were taken for ore dressing tests.  One was sent to the Hibbing Research Laboratory, the other to the Bureau of Mines, Ottawa.  The material was considered to be of economic significance, as the metallurgical tests indicated that it could be concentrated.

Geological mapping on a scale of 1”= 1/2 mi was carried out by H.E. Neal in the Wabush Lake - Shabogamo Lake area in 1950.  Neal (1951) also reported numerous occurrences of pyrolusite and psilomelane (botryoidal goethite being frequently associated with the manganese) within the iron formation and quartzite.

Mills No. 1 was one of the iron deposits discovered in 1950 and was sampled and described at that time.  A narrow irregular band of pyrolusite was reported to extend for 457 m within a friable magnetite-hematite iron formation located 914 m southwest of the prominent point on the west side of Mills Lake (Neal, 1951).

In 1951, nearly all of the concession held by LM&E within the Labrador Trough was flown with an airborne magnetometer.  This survey showed the known deposits to be more extensive than apparent from surface mapping and suggested further ore zones in drift-covered areas (Hird, 1960).

In 1953, a program of geological mapping in the Mills Lake - Dispute Lake area was conducted by R.A. Crouse of IOCC.  Crouse (1954) considered the possibility of beneficiating ores within the iron formation and all high magnetic anomalies and bands of magnetite-specularite iron formation were mapped in considerable detail.  Occurrences of friable magnetite-specularite gneiss, containing enough iron oxides to be considered as beneficiating ore, were found in several places west of Duley Lake and northwest of Canning Lake.  Representative samples assayed 18.55 to 43.23% Fe and 26.66 to 71.78% SiO2 (Crouse, 1954).  Seven zones of this material were located in the area.  Three of these (one of which was Mills No. 1 Deposit) were mapped on a scale of 1”=200 ft.  On two of these occurrences, dip needle lines were surveyed at 122 m (400 ft) intervals.  Forty-two samples were sent to the Burnt Creek Laboratory for analysis.  Three samples were sent to Hibbing, Minnesota for magnetic testing (Crouse, 1954).  Crouse (1954) reported that at Mills No. 1 the ore was traced for a distance of 488 m along strike, with the minimum width being 107 m.

In 1957, an area of 86.2 km2 to the west of Duley Lake was remapped on a scale of 1”= 1,000 ft and test drilled by IOCC to determine areas for beneficiating ore.  Dip needle surveying served as a guide in determining the locations of iron formation in drift-covered areas.  According to Hird (1960), 272 holes for a total of 7,985 m (26,200 ft) were drilled during the 1957 program (approximately 66 holes are located on the Property).  Mathieson (1957) reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation found during previous geological mapping.  Three zones of “ore” were outlined, which included Mills No. 1, and an area of 19.1 km2 was blocked out as the total area to be retained (Mathieson, 1957).  According to Mathieson (1957), the Mills No.1 zone was outlined by six drillholes and found to have a maximum length of 3,048 m (10,000 ft) and a maximum width of 610 m (2,000 ft).  Mathieson (1957) describes mineralization to be composed of specularite with varying amounts of magnetite grading on average 32.1% Fe.  A search by Altius for the logs and/or core from the 1957 LM&E drilling program has not been successful.  From local sources, it is known that all holes drilled in this area were of small diameter and very shallow (~30 m).

Early in 1959, a decision was made by IOCC to proceed with a project designed to open up and produce from the ore bodies lying to the west of Wabush Lake and a major program of construction, development drilling and ore testing was started in the Wabush area (Macdonald, 1960).  Geological mapping (1”=1,000 ft) and magnetic profiling were conducted by R. Nincheri of LM&E in the Duley - Mills Lake area that year.  Zones of potential beneficiating ores were located to the southwest of Mills Lake (Nincheri, 1959).

In 1972, an extensive airborne electromagnetic survey covered 2,150 km2 of territory, and entailed 2,736 line km of flying in the Labrador City area.  The area covered extended from the southern extremity of Kissing Lake to north of Sawbill Lake, and from approximately the Québec-Labrador border on the west to the major drainage system, through Duley, Wabush and Shabogamo Lakes on the east.  The survey was done by Sander Geophysics Ltd. (for LM&E) using a helicopter equipped with a NPM-4 magnetometer, a fluxgate magnetometer, a modified Sander EM-3 electromagnetic system employing a single coil receiver, and a VLF unit (Stubbins, 1973).

In 1972 to 1973, an airborne magnetic survey was conducted over the area by Survair Ltd., Geoterrex Ltd., Lockwood Survey Corporation Ltd. for the Geological Survey of Canada (GSC, 1975).

In 1977, geological mapping was initiated by T. Rivers of the Newfoundland Department of Mines and Energy within the Grenville Province covering the Wabush-Labrador City area.  This work was part of the program of 1:50,000 scale mapping and reassessment of the mineral potential of the Labrador Trough by the Newfoundland Department of Mines and Energy.  Mapping was continued by Rivers in western Labrador from 1978 to 1980.  As part of an experimental geochemical exploration program in Labrador by LM&E in 1978, many of the lakes in the Labrador City area were sampled both for lake-bottom sediments and for lake-water (Stubbins, 1978).  Lake sediment samples were sent to Barringer Research Ltd., Toronto, Ontario, for a multi-element analysis (Stubbins, 1978).  Water samples were tested at Labrador City for acidity before being acidified for shipment.  Some samples were also shipped to Barringer analysis and some were analysed in the Sept-Îles laboratory of IOCC.  A sample portion was also sent to the Hibbing Minnesota laboratory of Learch Brothers for additional analysis (Stubbins, 1978).  On Block No. 24 (part of the Property), only one site was sampled.  The sediment assay results indicated the sample to be statistically ‘anomalous’ in phosphorous.  None of the water samples were defined as anomalous (Stubbins, 1978).  Stubbins (1978) concluded that the samples as a group are widely scattered and it is difficult to draw any firm conclusion from the results.  He added that further study might indicate that it is worthwhile to take more samples.

In 1979, a ground magnetometer survey was conducted on Block No. 24 (part of the Property).  A total of four lines having a combined length of 3,500 m were surveyed on this block (Price, 1979).  The standard interval between successive magnetometer readings was 20 m.  Occasionally, over magnetically ‘quiet’ terrain, this interval was increased.  Whenever an abrupt change in magnetic intensity was encountered, intermediate stations were surveyed.  According to Price (1979), the magnetometer profiles and observations of rare outcrops confirm that oxide facies iron formation occurs on Block No. 24 (in the Mills No. 1 area of the Property).  Also in 1979, one diamond drillhole was drilled by LM&E near the north end of Elfie Lake on the Property.  The hole (No. 57-1) was drilled vertically to a depth of 28 m (Grant, 1979) and did not encounter the iron oxide facies of interest.  In 1983, LM&E collared a 51 m deep (168 ft) diamond drillhole 137 m north of Elfie Lake (DDH No. 57-83-1).  The drillhole encountered metamorphosed iron formation from 17 m to a depth of 51 m; of this, only 2 m was oxide facies.  Core recovery was very poor (20%) (Avison et al., 1984).

In 1981 and 1982, an air photography and topographic mapping program was completed by IOCC to re-photograph the mining areas as part of its program to convert to the metric system.  Two scales of photography (1:10,000 and 1:20,000) were flown and new topographic maps (1:2,000 scale) were made from these photos.  The photography was extended to cover all the lease and licence blocks in the Labrador City area (Smith et al. 1981; Kelly and Stubbins, 1983).

A lake sediment and water reconnaissance survey was undertaken by the GSC, in conjunction with the Newfoundland Department of Mines and Energy, over about one-half (134,000 km2) of Labrador during the summers of 1977 and 1978.  The survey was designed to provide the exploration industry with data on bedrock composition and to identify metaliferous areas as large scale prospecting targets (McConnell, 1984).  Sampling continued in 1982 in south-western Labrador.  Waters and sediments from lakes over an area of about 50,000 km2 were sampled at an average density of one sample per 13 km2.  Lake sediment samples were analysed for U, Cu, Pb, Zn, Co, Ni, Ag, Mo, Mn, Fe, F, As, Hg and L.O.I.  In addition, U, F and pH were determined on the water samples (Davenport and Butler, 1983).

During 1985, field work by C. McLachlan of LM&E was concentrated on the northern part of Block No. 24.  A pace and compass grid was established near Molar Lake.  Cross lines were put in at 152 m (500 ft) intervals.  The grid was used to tie in the sample sites and a systematic radiometric survey was performed.  There were four soil samples and six rock samples (one analysed) collected (Simpson et al., 1985).  A possible source of dolomite as an additive for the IOCC’s pellet plant was examined near Molar Lake.  Simpson concluded from visual examination that the dolomite was high in silica.

In 2001, IOCC staked a considerable portion of the iron formation in the Labrador City area, with the Kamistiatusset area being in the southern extent of the company’s focus.  Extensive geophysical testing was conducted over the area using airborne methods.  The Kamistiatusset area and the area north of the Property was recommended as a high priority target by SRK Consulting Ltd. as part of the 2001 IOCC work report (GSNL open file LAB1369), however, no work was reported for the area.

In 2004, Altius staked 20 claims comprising licence 10501M, and in the spring of 2006 staked another 38 claims to the north comprising licence 11927M.  In 2008, it conducted a drilling program.  Altius’ programs and results are discussed under Exploration and Drilling sections of the report along with Alderon’s recent program and results.

7.  GEOLOGICAL SETTING AND MINERALIZATION

7.1                                                                               REGIONAL, LOCAL AND PROPERTY GEOLOGY

7.1.1                                                                     REGIONAL GEOLOGY

The Property is situated in the highly metamorphosed and deformed Paleoproterozoic metasedimentary sequence of the Grenville Province, Gagnon terrane of the Labrador Trough (“Trough”), adjacent to and underlain by Archean basement gneiss (Figure 3).

The Trough, otherwise known as the Labrador-Québec Fold Belt, extends for more than 1,200 km along the eastern margin of the Superior Craton from Ungava Bay to Lake Pletipi, Québec (Neal, 2001).  The belt is about 100 km wide in its central part and narrows considerably to the north and south.  The Trough itself is a component of the circum-Superior belt (Ernst, 2004) that surrounds the Archean Superior craton which includes the iron deposits of Minnesota and Michigan.  Iron formation deposits occur throughout the Labrador Trough over much of its length.

The Trough is comprised of a sequence of Proterozoic sedimentary rocks, including iron formation, volcanic rocks and mafic intrusions.  The southern part of the Trough is crossed by the Grenville Front representing a metamorphic fold-thrust belt in which Archean basement and Early Proterozoic platformal cover were thrust north-westwards across the southern portion of the southern margin of the North American Craton during the 1,000 Ma Grenvillian orogeny (Brown, Rivers, and Callon, 1992).  Trough rocks in the Grenville Province are highly metamorphosed and complexly folded.  Iron deposits in the Gagnon terrane, (the Grenville part of the Trough), include those on the Property and Lac Jeannine, Fire Lake, Mont-Wright, Mont-Reed, and Bloom Lake in the Manicouagan-Fermont area and the Luce, Humphrey and Scully deposits in the Wabush-Labrador City area.  The metamorphism ranges from greenschist through upper amphibolite into granulite metamorphic facies from the margins to the orogenic centre of the Grenville Province.  The high-grade metamorphism is responsible for recrystallization of iron oxides, carbonate and silica in primary iron formation, producing coarse-grained sugary quartz, iron carbonates, silicates, magnetite, and specular hematite schist or gneiss (meta-taconites) that are of improved quality for concentration and processing.

North of the Grenville Front, the Trough rocks in the Churchill Province have been only subject to greenschist or sub-greenschist grade metamorphism and the principal iron formation unit is known as the Sokoman Formation.  The Sokoman Formation is underlain

Figure 3.              Regional geology

by the Wishart Formation (quartzite),) and the Attikamagen Group including the Denault Formation (dolomite) and the Dolly/Fleming Formations (shale).  The recent synthesis by Clark and Wares (2005) develops modern lithotectonic and metallogenic models of the Trough north of the Grenville Front.  In the Grenville part of the Trough, where the Property is located, these same Proterozoic units can be identified, but are more metamorphosed and deformed.  In the Grenville portion of the Trough, the Sokoman rocks are known as the Wabush Formation, the Wishart as the Carol Formation (Wabush area) or Wapusakatoo Formation (Gagnon area), the Denault as the Duley Formation and the Fleming as the Katsao Formation (Neal, 2000; Corriveau, L., Perreault, S., and Davidson, A., 2007).  In practice, both sets of nomenclature for the rock formations are commonly used.  Alderon and Altius have used the Menihek, Sokoman, Wishart, Denault, and Attikamagen nomenclature throughout their reports to name rock units on the Property.  WGM, has elected to retain this nomenclature, but often gives reference to the other nomenclature.  The regional stratigraphy is summarized in Table 5.

TABLE 5.
REGIONAL STRATIGRAPHIC COLUMN, WESTERN LABRADOR TROUGH

Description
MIDDLE PROTEROZOIC — Helikian
Shabogamo Mafic Intrusives -Gabbro, Diabase
Monzonite-granodiorite
Intrusive Contact

PALEOPROTEROZOIC — Aphebian
Ferriman Group
Nault Formation (Menihek Formation)	Graphitic, chloritic and micaceous schist
Wabush Formation (Sokoman Formation iron formation)	Quartz, magnetite-specularite-silicate-carbonate iron formation
Carol Formation (Wishart Formation)	Quartzite, quartz-muscovite-garnet schist
Unconformity? — locally transitional contact?

Attikamagen Group
Duley Formation (Denault Formation)	Meta-dolomite and calcite marble
Katsao Formation (Fleming/Dolly Formations)	Quartz-biotite-feldspar schist and gneiss
Unconformity

ARCHEAN
Ashuanipi Complex	Granitic and Granodioritic gneiss and mafic intrusives

Note:	The names in brackets provide reference to the equivalent units in the Churchill Province part of the Trough which is the nomenclature used in Alderon’s reports.

7.1.2                                                                        PROPERTY GEOLOGY

General

The most comprehensive mapping of this area was done by T. Rivers as part of his Labrador Trough mapping program of the mid-1980s.  Several maps of the area were produced, with the most applicable to this area being Maps 85-25 and 85-24 (1:100,000) covering National Topographic System Sheet 23B/14.  Figure 4, Property Geology, is based mainly on River’s work with modifications made by Alderon and Altius through mapping, drilling and interpretation of geophysical survey results including the 2010 airborne gravity survey shown on Figures 5 and 6.

The Property is underlain by folded, metamorphosed sequences of the Ferriman Group and includes (from oldest to youngest): Denault (Duley) Formation dolomitic marble (reefal carbonate) and Wishart (Carol) Formation quartzite (sandstone) as the footwall to the Sokoman (Wabush) Formation.  The Sokoman (Wabush) Formation includes iron oxide, iron carbonate, and iron silicate facies and hosts the iron oxide deposits.  The overlying Menihek Formation resulted from clastic pelitic sediments derived from emerging highlands into a deep-sea basin and marks the end of the chemical sedimentation of the Sokoman Formation.

Middle Proterozoic biotite-garnet-amphibole dykes and sills cut through all formations.

Altius’ exploration was focussed on three parts of the Property known as the Mills Lake, Rose Lake and the Mart Lake areas.  Alderon’s 2010 and 2011 drilling was focussed on the Rose Lake and Mills Lake areas.  On some parts of the Property, the Sokoman (Wabush) is directly underlain by Denault (Duley) Formation dolomite and the Wishart (Carol) Formation quartzite is missing or is very thin.  In other places, both the dolomite and quartzite units are present.

Alderon interprets the Property to include two iron oxide hosting basins juxtaposed by thrust faulting.  The principal basin, here named the “Wabush Basin”, contains the majority of the known iron oxide deposits on the Property.  Its trend continues NNE from the Rose Lake area 9 km to the Wabush Mine and beyond the town of Wabush.  The second basin, called the “Mills Lake Basin”, lies south of the Elfie Lake Thrust Fault and extends southwards, parallel with the west shore of Mills Lake.  Each basin has characteristic lithological assemblages and iron formation variants.

Figure 4.        Property Geology

ADV KAM / ADV_11_Prop_Geol.cdr
Last revision date: Wednesday 19 October, 2011

Watts, Griffis and McOuat

Legend:
MIDDLE PROTERZOIC (HELIKIAN)
SHABOGAMO FORMATION
Gabbro, metagabbro and amphibolite (hornblende-biotite +/- garnet schist)
LOWER PROTERZOIC (APHEBIAN 1.8-2.5BA)
FERRIMAN GROUP
MENIHEK / NAULT FORMATION
Graphitic-micaceous schist and quartzofeldspathic gneiss incl minor amphibolite sills/dykes
Undifferentiated tightly folded Wishart-Sokoman-Menihek strata
SOKOMAN / WABUSH FORMATION
Oxide - iron formation
Silicate - ±carbonate &/or lean oxide iron formation
WABUSH / CAROL / WAPUSSAKATOO FORMATION
Arenaceous quartzite, mica schist
ATTIKAMAGEN GROUP
DULEY / DENAULT FORMATION
Meta-dolomite and dolomite marble with calcsilicate +quartz
KATSAO FORMATION
Quartz-biotite-feldspar schist and gneiss, minor amphibolite
Inferred thrust fault
Fault
Syncline
Overturned anticline
Overturned syncline
Winter 2011 drillhole
2008-2010 drillhole
Property outline
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
630,000m.E
634,000m.E
Long Lake (Duley Lake)
Duley Lake Provincial Park
Narrow Lake (Amphi Lake)
Québec
Rose Lake Area
Lac Daviault
Mart Lake Area
PROPERTY OUTLINE
Fermont
Molar Lake
Mills Lake
Mills Lake Area
Newfoundland and Labrador
Florence Lake
Scale 1 : 75,000
0 0.75 3.75
Kilometres
UTM NAD27 Zone 19
Graphics by: Watts, Griffis and McOuat Limited
After: Alderon Resources Corp. and T. Rivers (1985)

Figure 4.

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Property Geology

Figure 5.        Total Magnetic Intensity, Reduced to the Pole, First Vertical Derivative after BGI

ADV KAM / ADV_14_Total_Mag.cdr
Last revision date: Wednesday 19 October, 2011
Watts, Griffis and McOuat
630,000m.E
634,000m.E
638,000m.E
642,000m.E
Scale 1 : 75,000
0
0.75
3.75
Kilometres
UTM NAD27 Zone 19
Legend:
Property outline
Road
Winter 2011 drillhole
2008-2010 drillhole
nT/Meter
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Long Lake (Duley Lake)
Duley Lake
Québec
Rose Lake Area
Mart Lake Area
Lac Daviault
PROPERTY OUTLINE
Fermont
Molar Lake
Mills Lake
Mills Lake Area
Newfoundland and Labrador
Florence Lake
Graphics by: Watts, Griffis and McOuat Limited

Figure 5.

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Figure 6.        Terrain Corrected Tzz, Density 2.67 g/cc after BGI

ADV KAM / ADV_16_Terrain_Corrected_Tzz.cdr
Last revision date: Wednesday 19 October, 2011

Watts, Griffis and McOuat

630,000m.E
634,000m.E
638,000m.E
642,000m.E
5,862,000m.N
5,858,000m.N
5,854,000m.N
5,850,000m.N
Scale 1 : 75,000
0
0.75
3.75
Kilometres
UTM NAD27 Zone 19
Legend:
Property outline
Road
Winter 2011 drillhole
2008-2010 drillhole
N
milliGal Range
Terrain Correction Density = 2.67 gm/cc
Long Lake
(Duley Lake)
Duley Lake
Provincial
Rose
Lake
Area
Mart
Lake
Area
Lac
Daviault
Fermont
Molar
Lake
Mills
Lake
Mills
Lake
Area
PROPERTY
OUTLINE
Graphics by: Watts, Griffis and McOuat Limited
Figure 6.
ALDERON IRON ORE CORP.
Kami Project
Southwest Labrador, Canada
Terrain Corrected Tzz Density

East of Mills Lake

The portion of the Property east of the western shore of Mills Lake is dominated by gently dipping (15°-20°E) Denault Formation marble with quartz bands paralleling crude foliation.  This block is interpreted as being thrust from the east onto the two basin complexes above.  The marble outcrops across the 8 km width of licenses 017926M and 0179948M with consistent east dips.  The thickness exposed suggests that several thrust faults may have repeated the Denault Formation stratigraphy.  On license 017948M, large blocks of Wishart quartzite were observed surrounding an elevated plateau.  On River’s (1985) maps this is shown an infolded syncline of Sokoman Formation, but recent mapping by Alderon found no iron formation.  Another area on license 017926M, interpreted by Rivers (1985), as a syncline with Sokoman and Menihek formations in its core did not show any airborne magnetic or gravity anomalies and recent Alderon mapping found only dolomite marble.

Table 6 presents the lithological codes used by Alderon for its 2010 and 2011 drill core logging.  Alderon initiated its 2010 program by re-logging Altius’ drill core and replaced Altius’ previous lithological codes with its codes.  Amphibolite dikes and sills cut through all other rock units, but are particularly common in the Menihek Formation schists and are a consideration as they may negatively impact the chemistry of iron concentrates made from mineralization containing these rocks that may be difficult to exclude during mining.

7.2                          MINERALIZATION

Mineralization of economic interest on the Property is oxide facies iron formation.  The oxide iron formation (“OIF”) consists mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with carbonate and iron silicates.  Where magnetite or hematite represent minor component of the rock comprised mainly of chert the rock is customarily referred to as lean iron formation.  Where silicate or carbonate becomes more prevalent than magnetite and/or hematite then the rock is silicate iron formation (“SIF”) and or silicate-carbonate iron formation and its variants.  SIF consists mainly of amphibole and chert, often associated with carbonate (often iron carbonate) and can contain magnetite or hematite in minor amounts.  The dominant amphibole on the Kami Property is grunerite, an iron bearing amphibole (theoretically 39.03% Fe).  Where carbonate becomes more prevalent the rock is named silicate-carbonate or carbonate-silicate iron formation, but in practice infinite variations exist between the OIF and silicate-carbonate iron formation composition end members (see Table 6).  SIF and its variants and lean iron formation are also often interbedded with OIF.

TABLE 6.

ROCK/UNIT CODING FOR KAMI PROPERTY DRILL CORE LOGGING

Lithology Code	Description	Formal Unit Name	Facies
NR	Not Recorded	MISC	MISC
LOST	Lost core	MISC	MISC
OB	Overburden	MISC	MISC
EOH	End of Hole Marker	MISC	MISC
QV	quartz vein with variable accessory minerals	Post-Iron Fm dyke/sill	Intrusive
B_MS_SCH	biotite-muscovite quartz schist , often w/ Fe-sulfides	Menihek Fm	Menihek Fm
GF_B_MS_SCH	graphitic biotite-muscovite quartz schist , often w/ Fe-sulfides	Menihek Fm	Menihek Fm
GF_SCH	graphitic biotite-quartz schist	Menihek Fm	Menihek Fm
MS_B_SCH	muscovite-biotite quartz schist	Menihek Fm	Menihek Fm
MS_SCH	muscovite-quartz schist	Menihek Fm	Menihek Fm
HBG_GN-Menihek	hornblende-biotite-garnet gneiss (+ coronite)	Menihek Fm	Menihek Fm
HBG_GN	hornblende-biotite-garnet gneiss (+ coronite)	Sokoman Fm	Menihek Fm
CIF	carbonate >50% IF	Sokoman Fm	IF-Carbonate
MCIF	magnetite >20% + carbonate IF	Sokoman Fm	IF-Carbonate
LMCIF	magnetite 10-20% + carbonate IF	Sokoman Fm	IF-Carbonate
CSIF	carbonate > 50% + silicate iron formation	Sokoman Fm	IF-Silicate
HIF	hematite >20%-quartzite (minor marble, Ca/Fe silicates)	Sokoman Fm	IF-Main
HMIF	hematite>magnetite-quartzite [MT+HM>20%] (minor marble, Ca/Fe silicates)	Sokoman Fm	IF-Main
HMCIF	hematite+magnetite >20% carbonate silicate iron formation	Sokoman Fm	IF-Carbonate
HMSIF	hematite>magnetite> 20%; silicate >50% iron formation	Sokoman Fm	IF-Silicate
HSIF	hematite >20% silicate >50% iron formation	Sokoman Fm	IF-Silicate
LHIF	hematite 10-20% + quartz (minor marble, Ca/Fe silicates)	Sokoman Fm	IF-Main
LHMIF	hematite>magnetite (HM+MT 10-20%) quartzite (minor marble, Ca/Fe silicates)	Sokoman Fm	IF-Main
LMCSIF	magnetite (10-20%) carbonate silicate iron formation	Sokoman Fm	IF-Carbonate
LMIF	magnetite(10-20%)-quartzite (minor marble, Ca/Fe-silicates)	Sokoman Fm	IF-Main
LMHIF	magnetite>hematite(10-20%)+quartz (minor marble, Ca/Fe-silicates)	Sokoman Fm	IF-Main
LMQCIF	magnetite (10-20%) quartz carbonate silicate iron formation	Sokoman Fm	IF-Carbonate
LMQSIF	magnetite (10-20%) quartz silicate iron formation	Sokoman Fm	IF-Silicate
LMSIF	magnetite (10-20%) silicate iron formation	Sokoman Fm	IF-Silicate
MHIF	magnetite>hematite [MT+HM>20%]-quartzite w/minor marble, Ca/Fe silicates	Sokoman Fm	IF-Main
MIF	magnetite>20%-quartzite (minor marble, Ca/Fe-silicates)	Sokoman Fm	IF-Main
MCSIF	magnetite>20% carbonate silicate iron formation	Sokoman Fm	IF-Carbonate
MHSIF	magnetite>hematite> 20%; silicate >50% iron formation	Sokoman Fm	IF-Silicate
MSIF	magnetite >20% silicate iron formation	Sokoman Fm	IF-Silicate
QCIF	Quartz (50-90 qz)% carbonate iron formation	Sokoman Fm	IF-Carbonate
QCSIF	Quartz (50-90 qz)% carbonate silicate iron formation	Sokoman Fm	IF-Carbonate
QSIF	Quartz (50-90% qz) + Ca-Fe silicates, + minor Fe oxides	Sokoman Fm	IF-Silicate
SIF	Fe-Ca silicates >50% w/ qzt, marble, + minor Fe oxide	Sokoman Fm	IF-Silicate
QZT	quartzite( >90% qz + mica, carbonate, other)	Wishart Fm	Wishart Fm
CARB_QZ_SCH	carbonate (dolomite,calcite) + qz variable micas schist	Wishart Fm	Wishart Fm
QZ_MS_B_CC_SCH	high quartz w/muscovite>biotite w/calcite schist	Wishart Fm	Wishart Fm
QZ_MS_B_SCH	high quartz w/muscovite>biotite schist	Wishart Fm	Wishart Fm
QZT-MS	quartzite w/ muscovite; can range to 20% mica	Wishart Fm	Wishart Fm
MB	Duley Fm (Denault Fm) — marble (CT+ DL)>75% w/Ca-silicate, minor Fe oxides	Attikamagen Gp	Attikamagen Gp

The OIF on the Property is mostly magnetite-rich and some sub-members contain increased amounts of hematite (specularite).  Hematite appears to be more prominent in Rose North mineralization than at either Rose Central or Mills Lake, but all zones contain mixtures of magnetite and hematite.  At both Rose North and Rose Central and at Mills Lake, bright pink rhodonite, which is a manganese silicate, is associated with hematite-rich OIF facies.  Bustamite, a calcium manganese silicate, is also said to be present.  Deeply weathered iron formation in the Rose North Deposit also contains concentrations of secondary manganese oxides.  There may also be other manganese species present.

7.2.1                        WABUSH BASIN — ROSE DEPOSITS

The Wabush Basin on the Property contains (from south to north) the South Rose/Elfie Lake, the Rose Central and the Rose North Deposits.  These deposits represent components of a series of gently plunging, NNE trending upright to slightly overturned anticlines and synclines.  The airborne geophysics anomalies and Rivers’, (1985) maps show this fold system extending NNE from western end of the Rose North Deposit toward Long (Duley) Lake.  The Wabush Mine Deposit lies across the lake where the structure opens into a broad open anticlinorium perhaps dipping ENE under Little Wabush Lake.

The stratigraphy in the Rose area ranges from the Archean granite gneiss, north of the Rose syncline, up to the Menihek Formation mica schist.  The contact between the Archean basement and the Denault marble is not exposed, nor has not been drilled to date.  The Rose anticline exposes the Wishart Formation quartzite and drillholes also pass into Denault marble in the anticline core.  The contact relationship between the two units appears gradational with increasing quartz at the base of the Wishart.  The Wishart includes muscovite + biotite-rich schist and variations in quartzite textures.  It appears more variable than the large quartzite exposures near Labrador City.

The upper contact of the Wishart Formation is abrupt.  The base of the overlying iron formation often starts with a narrow layer of Fe-silicate—rich iron formation.  Alderon correlates this member with the Ruth Formation.  Locally this is called the Basal Iron Silicate Unit (Wabush Mines terminology).  The thickness of this sub-unit ranges 0 to 20 m.

The Sokoman Formation in the Rose Lake area includes three iron-oxide rich stratigraphic domains or zones separated by two thin low-grade units.  This is similar to the sequence observed at the Wabush Mine.  At Rose Lake, the low grade units, composed of quartz, Fe-carbonate plus Fe-silicates and minor Fe oxides, are thinner and more erratically distributed than at the Wabush Mine.  The three oxide divisions or domains in a gross sense are mineralogically distinct.

The lower stratigraphic level at Rose Lake typically has substantially higher specular hematite to magnetite ratio; magnetite content can be minimal to almost absent.  The principal gangue mineral is quartz with a little carbonate or Fe-silicate.  Crystalline rhodonite and bustamite are locally common.  Occasionally, magnetite can be observed replacing the hematite as crystalline clusters to 2 cm with rhodonite coronas.  This is interpreted as indicating a broad reduction in Fe oxidation during the peak of metamorphism.  The Mn-silicates appear to be cleanly crystallised with little entrainment of Fe oxides.  In the Rose North Deposit some secondary manganese oxides develop in the deeply weathered zone.

The middle domain typically is comprised of a series of OIF units where hematite exceeds magnetite, interlayered with units where magnetite exceeds hematite.  The mineralization is somewhat enriched in manganese.  Gangue minerals include quartz, Fe-carbonate, and modest amounts of Fe-silicate.

The upper domain typically has a much higher magnetite:hematite ratio than the other levels, with hematite being uncommon in any quantity.  Upwards, this domain grades into assemblages containing less Fe oxide with increasing amounts of Fe-silicate and Fe-carbonate.  Magnetite-rich mineralization typically contains less than 0.5% Mn.

The uppermost part of the Sokoman is principally non-oxide facies.  The contact with the overlying Menihek Fm is a diachronous transition of interlayered Sokoman chemical sediments and Menihek flysch mud.  The contact may locally be tightly folded or faulted by post-metamorphic movement parallel with the foliation, but many of the contacts between the two formations are delicately preserved and appear to be “one-way”, not folded stratigraphy.  It is probable that all three contact controls are in play.

The Wabush Basin in the southern part of the Property is bounded to the south by a major SSE-trending thrust fault along Elfie Lake and on its north and west margins by a steeply dipping contact between the Sokoman Formation-Wishart Formation assemblage and the Archean granite gneiss basement.  This contact is apparently drag-folded along a NNE trend toward the Wabush Mine.  The eastern edge of the assemblage appears to be defined by a late fault (probably a thrust from the east).

Figure 7 shows the drilling areas and deposit with reference to ground magnetics.  Figures 8 and 9 are respectively Cross Sections 20E and 16E on the Rose Central - Rose North Deposit, 400 m apart along strike.  Both cross sections from north to south show the Rose North, Rose Central and South Rose zones or deposits (the South Rose extends into the Mart/Elfie).  The magnetic profile from the ground magnetic survey shows peaks that correlate with magnetite-

Figure 7.        Ground magnetic survey with 2008 and 2010 drillhole locations

Figure 8.        Rose Lake area cross section 20E

Figure 9.        Rose Lake area cross section 16E

hematite mineralization intersected in the drillholes.  Each of these zones are interpreted as limbs of a series of NE-SW trending, upright to slightly overturned, shallow NE plunging anticlines and synclines but structural stacking may also play a role.  Cross Section 20E, 400 m NE of Section 16E, is down plunge of Section 16E.  On Section 20E, the anticlinal hinge of the South Rose-Rose Central is mapped out by drilling, but on Section 16E this hinge zone has been eroded away (would be above ground surface) and only the SE and NW limbs, which are respectively the South Rose and Rose Central Deposits are present.  On both cross sections, it can be seen that Wishart Formation quartzites form the core of the fold (intersected towards the bottoms of drillholes K-10-09, K-08-18, K-10-30 and K-10-35 on Section 20E) and Menihek Formations mica - graphitic schists are the stratigraphic hanging wall above the Sokoman Formation iron formation (mid part of K-08-24, upper portions of K-10-42 on Section 16E and upper parts of K-10-18, K-10-29, K-10-35, K-10-27, K-10-30 K-10-69A etc. on Section 20E).  The Rose Central Zone or Deposit is not part of the present Mineral Resource estimate.  The Rose Central Deposit was the main focus of WGM’s previous Mineral Resource estimate, dated May 2011.

The true width of the Rose Central Deposit as shown by the interpretation is in the order of 220 m wide however, as shown, widths of mineralization rapidly attenuate through the hinge into the South Rose Zone or limb and there is no consistent relationship between drillhole intersection length and true width.  The true width of the Rose North Deposit shown by limited drilling to date appears to be in the order of 250 m to 350 m.  The Rose North and the Rose Central deposits appear to represent respectively the NW and SW limbs of the same tight syncline.  WGM believes it likely that considerable second order and third order parasitic folding is also most likely present and is largely responsible for difficulties in tracing narrow layers of SIF, CSIF (variants) and magnetite and hematite-dominant OIF from drillhole intersection to intersection.  Such folding would also, in WGM’s opinion, be the main reason for the interlayering between Menihek-Sokoman-Wishart and even Denault formations, but as aforementioned, the relative importance of possible structural stacking also remains unresolved.

On both cross sections, the aforementioned interzone stratigraphy and hematite-magnetite zoning of the Central — Rose North Zones is apparent.  On Section 16E, a hematite-rich layer is obvious on the structural hanging wall of Rose Central (towards the bottom of drillhole K-10-42 and upper most parts of drillholes K-10-34, K-10-39A and K-10-66).  This same zone appears to occur towards the bottom of drillhole K-11-102 and K-11-100B along the structural and stratigraphic footwall of Rose North Zone.  The symmetry and stratigraphy shown on Section 20E (which incorporates Rose North drilling on section 19E) is similar to Section 16E.  This manganese and hematite-rich zone appears towards the bottom of drillhole K-11-115.  Mineralization intersected in holes K-11-114 and K-10-67 is also hematite-rich.  It is hematite-rich because it mainly represents mineralization towards the stratigraphic base of the zone.  However, the extent of its hematite enrichment in Rose North may be exaggerated by the extent of secondary weathering leading to the development of limonite, goethite and secondary hematite after magnetite.  Clearly, core logged as hematite-dominant as completed by Alderon’s exploration crew correlates well with estimated %hmFe calculated from assays.  In addition to the prominent hematite-rich layer near the stratigraphic base, there are other layers of hematite-rich OIF throughout the zone alternating with magnetite-rich, lean oxide and SIF and variants, but these are less prominent and difficult to trace.  This difficulty in tracing individual iron formation variants from hole to hole is probably explained by the fact that these other layers are relatively thin.  Because they are thinner, the aforementioned second and third order folding has been more effective in shifting them in position and causing them to thicken and thin.  The prevalence of down-dip drilling also makes interpretation more difficult.

In the main body of the Rose Central Zone (see Figures 8 and 9), manganese decreases in concentration from stratigraphic bottom towards the stratigraphic top and hematite also decreases in prevalence as magnetite-rich OIF becomes dominant.  This same general pattern, perhaps not as obvious, is also present from footwall to hanging wall in the Rose North Zone.

7.2.2                        MILLS LAKE BASIN — MILLS LAKE AND MART LAKE DEPOSITS

The Mills Lake Basin is developed south of the Wabush Basin.  It is considered to be a separate basin because the amount and distribution of non-oxide facies iron formation is different from the Wabush Basin package at Rose and Wabush Mine.  Drilling on Section 16E shows the two basin assemblages juxtaposed by the Elfie Lake Thrust Fault.

The oldest lithology in the Mills Lake area is the Denault marble.  It forms the core of the syncline in outcrop.  The contact with the overlying Wishart is transitional to sharp.  The Wishart is predominantly quartzite with lenses of micaceous schist, especially towards the upper contact with the Sokoman Formation.  The base of the Sokoman is marked by the discontinuous occurrence of a basal silicate iron formation that ranges from nil to 20 m true thickness that Alderon correlates to the Ruth Formation.

The lower part of the Sokoman is Fe-carbonate-quartz facies IF with scattered zones of disseminated magnetite.  The OIF facies forms two coherent lenses traced over 1,400 m on the Mills Lake Deposit and similarly south of Mart Lake, drilled in 2008 (Seymour et al. 2009).  In the Mills Lake Deposit, the lower oxide unit is 30-130 m true thickness and the upper one more diffuse and generally less than 25 m thick.  In the Mart Zone, the two oxide layers are less than 30 m thick.  They are separated by 20 to 50 m of carbonate facies IF.  Above the upper oxide lens, more carbonate facies, greater than 50 m thick, caps the exposed stratigraphy.  Alderon reports that the carbonate facies units often show zones of Fe-silicates which they interpret as being derived from a decarbonation process during metamorphism leading to replacement textures indicating that, at least in the Mills Lake area, the origin of Fe-silicates is principally metamorphic and not primary.  Disseminated magnetite is a common accessory with the Fe-silicates, but isn’t economically significant at this low level of replacement.

The lower oxide facies at the Mills Lake Deposit, similar to the Rose Lake zones, has three levels or stratigraphic domains: a lower magnetite dominant domain, a specular hematite with rhodonite domain, and an upper magnetite domain.  The two magnetite dominant domains show different amounts of manganese in magnetite-OIF with the upper portion being low in manganese and the lower one having moderate manganese enrichment.  In the Mart Zone, a similar pattern is apparent, but the two magnetite-dominant OIF domains are more widely separated stratigraphically, are generally thinner, have lower Fe-oxide grade and the hematite member is less well developed.

Figure 10 is Cross Section 36+00S through the Mills Lake Deposit showing the lower and wider lenses of iron formation intersected by three drillholes K-10-95, K-10-96 and K-10-97.  The narrower upper lens is intersected only in the top of drillhole K-10-97.  Also apparent is the narrow hematite dominant layer which occurs three quarters of the distance towards the top of the lower lens and divides the lower lens into three parts with a magnetic OIF dominant bottom and top.  Similar to Rose Central mineralization, the core logging of various facies correlates well with hematitic Fe (%hmFe) calculated from assays.  Again, similar to mineralization in the Rose North and Central zones, manganese is significantly higher in hematite-rich OIF than the magnetite-rich OIF.

The Mills Lake Basin outcrop is controlled by an ENE trending asymmetrical open syncline overturned from the SSE with a steeper north limb and shallow-dipping (18°E) east-facing limb.  The fold plunges moderately to the ENE.  The Mills Lake Basin is fault-bounded.  The northern limit of the basin is the Elfie Lake Thrust Fault pushed from the SSE where it rides over the Wabush Basin package.  The east limit is an (interpreted) thrust fault from the east that pushes Denault marble over the Sokoman Formation.  The SSE fault appears to be the older of the two.

The details of the basin dimensions are unknown.  It may be relatively small, extending only to Fermont, or it may include the Mont-Wright Deposit and several smaller iron deposits west of Fermont.

Figure 10.               Mills Lake Area Cross Section 36+00S

7.2.3                        MINERALIZATION BY ROCK TYPE AND SPECIFIC GRAVITY

Table 7 provides average composition of rock types derived from 2008 through Winter 2011 drill core sample assays for the Rose North Deposits.  In this table, the estimates of %Fe in the form of hematite (%hmFe) have been made by WGM using two different methods depending on the type of assay and testwork data available.  For all but two of the Rose North samples where %hmFe could be estimated, %hmFe was estimated using only Head analysis.  The second method based on Davis Tube test results and DT product analysis was used only for two Rose North drill core samples.  The method based on DT results was used more extensively for Rose Central samples in support of WGM’s May 2011 Mineral Resource estimate.  The precedence for calculation method follows the order in which the methods are described.  For all cases the distribution of Fe++ and Fe+++ to magnetite was done assuming the iron in magnetite is 33.3% Fe++ and 66.6% Fe+++.  The estimation method also assumes all iron in silicates, carbonates and sulphides is Fe++ and there are no other iron oxide species present in mineralization, to a significant extent, other than hematite and magnetite.  This latter assumption is generally believed to be substantially true only for the Rose Central and Mills Lake Deposits.  This assumption is not completely true for the Rose North Zone where extensive deep weathering, has resulted in the development, of extensive limonite, ±goethite and hematite after magnetite.  This weathering is particularly present in 2011 drillholes that tested the mineralization mostly close to surface.  This development of limonite and goethite exaggerates the calculated %hmFe values, affects density of mineralization and also reduces recoverable Fe.  It may also, in association with the Rose-Lake drainage system, contribute to hydrological issues that may be concerns for potential pit development.

For most Head or Crude samples %TFe was determined by XRF, %FeO by titration and %magFe by Satmagan.  Hematitic Fe, where Satmagan and FeO_H assays are available was estimated by subtracting the iron in magnetite (determined from Satmagan) and the iron from the FeO analysis, in excess of what can be attributed to the iron in the magnetite, from %TFe, and then restating this excess iron as hematitic Fe, as below:

(1)           %hmFe = %TFe - (Fe+++ (computed from Satmagan) + Fe++ (computed from FeO))

In practice, %otherFe was computed as the first step in the calculation and %hmFe = %TFe - (%magFe+%otherFe), where %otherFe is assumed to represent the Fe in sulphides, carbonates and/or silicates is the iron represented by Fe++ from FeO_H that is not in magnetite.  Where Fe++ from magnetite exceeds Fe++ from %FeO_H, negative values accrue.  These negative values are often small, less than 2% and represent minor, but reasonably acceptable assay inaccuracy in either FeO_H or Satmagan results.  These negative values are

TABLE 7.

ROSE NORTH ZONE - AVERAGE COMPOSITION OF ROCK UNITS FROM 2008, 2010 AND 2011 DRILL CORE SAMPLE ASSAYS

RockType	HBG_GN	HIF	HMIF	MHIF	MIF	MSIF	LHIF	LHMIF	LHSIF	LMHIF	LMIF	LMQCIF	LMQSIF	LMSIF	LOST	MCIF	SIF	CIF	CSIF	QCIF	QCSIF	QSIF	QV	Wishart	Menihek
Count_XRF	4	303	238	156	354	1	18	2	2	3	16	9	9	2	1	5	3	5	11	113	6	13	1	16	13
Avg %TFe_H	15.16	33.96	32.01	31.27	27.03	27.49	20.80	13.99	36.79	16.37	28.21	23.41	23.15	27.59	25.67	23.98	21.99	17.74	17.59	18.80	10.52	20.31	0.38	24.87	6.40
Avg FeO_H	14.80	0.39	2.68	9.22	14.01		0.94	0.85	0.12	1.32	17.95	16.58	1.16		28.77		27.10		18.81	17.79	11.76	19.52	0.51	2.12	8.25
Avg %hmFe	0.63	32.66	24.98	12.03	2.38		18.70	12.65	34.10	13.60	4.47	5.88	20.00		1.60		0.90		2.46	4.55	1.45	2.02	0.00	22.68	1.03
CountOfmagFeSat	4	303	238	156	354	1	18	2	2	3	16	9	9	2	1	5	3	5	11	113	6	13	1	16	13
Avg %magFeSat	1.93	1.22	6.80	17.79	19.83	6.80	1.95	1.00	2.70	2.63	10.26	5.68	1.96	2.55	2.50	10.98	1.43	0.49	0.75	1.02	0.46	1.21	0.70	0.70	0.36
Count of %magFeDT	1	11	112	121	284	1	2	0	0	1	9	6	1	0	1	0	0	0	0	0	0	1	0	1	0
Avg of %magFeDT	2.44	6.22	12.44	18.36	19.58	6.41	10.81			5.22	10.87	7.49	11.12		2.20							5.99		5.57
Avg %SiO2_H	50.50	47.59	51.74	49.76	51.61	49.90	68.34	79.10	45.25	74.33	48.96	45.72	56.51	51.25	34.90	46.72	45.63	45.96	56.26	54.72	49.70	50.48	99.90	56.26	61.86
Avg %Al2O3_H	11.49	0.17	0.17	0.17	0.29	1.71	0.15	0.09	0.08	0.46	0.56	0.26	0.19	1.15	15.40	0.27	0.08	0.21	0.57	0.29	15.17	0.14	0.01	1.47	12.24
Avg %TiO2_H	0.52	0.01	0.01	0.01	0.01	0.21	0.01	0.01	0.01	0.02	0.05	0.01	0.01	0.08	0.78	0.01	0.01	0.01	0.03	0.02	1.75	0.01	0.01	0.12	0.65
Avg %MgO_H	4.51	0.08	0.22	1.06	2.08	4.06	0.03	0.05	0.03	0.07	2.09	4.29	2.32	3.38	5.43	4.08	5.52	5.34	4.02	3.68	5.49	5.09	0.01	0.17	2.30
Avg %CaO_H	2.15	0.06	0.10	0.88	2.17	3.58	0.01	0.02	0.01	0.04	1.35	4.91	2.34	2.57	2.85	4.77	5.94	7.61	4.07	4.20	6.50	5.45	0.03	0.06	1.53
Avg %Mn_H	0.50	1.42	0.69	0.76	0.56	0.67	0.15	0.05	0.98	0.21	0.56	0.43	0.17	0.79	0.61	0.64	0.31	0.35	0.24	0.33	0.21	0.31	0.01	0.55	0.13
Avg %Na2O_H	0.24	0.03	0.01	0.03	0.04	0.09	0.01	0.01	0.01	0.01	0.02	0.02	0.01	0.02	0.02	0.03	0.01	0.01	0.04	0.02	2.74	0.02	0.05	0.02	1.39
Avg %K2O_H	2.30	0.02	0.01	0.02	0.03	0.01	0.01	0.01	0.02	0.04	0.04	0.02	0.02	0.11	0.20	0.02	0.01	0.02	0.13	0.04	1.57	0.01	0.01	0.15	3.11
Avg %P2O5_H	0.19	0.04	0.03	0.03	0.03	0.08	0.04	0.02	0.01	0.02	0.06	0.01	0.04	0.08	0.17	0.01	0.01	0.01	0.02	0.03	0.29	0.01	0.01	0.17	0.24
Avg %LOI	4.59	1.61	1.17	2.40	4.26	0.17	1.48	0.66	0.75	1.79	5.87	11.04	5.16	0.04	3.40	9.15	10.76	14.76	9.15	9.60	1.07	9.63	0.20	5.62	6.28

Total Samples assayed by XRF represented in this table is 1,304

Results for two samples (one classified as LOST, and 1 classified as OB)  removed;

Samples from 2008 are from drillhole K-08-17, 12 total,  and may or may not be part of the Rose North Zone mineralization

LithCodes for some rock types such as Menihek and Qtz Schist (Wishart Fm) are grouped;

Shaded cells generally represent mineralization that has sufficient oxide Fe components to be of economic importance but other rock types particularly some samples classified as Lean (L) also have Fe of economic importance.  Details will vary depending on spatial factors;

Considerable deep weathering and lost core characterizes the Rose North Zone.  Assay averages therefore may not be representative replaced with zero in WGM’s process of completing the calculations.  Where the negative values are greater than 2%, significant assay error for either Satmagan determinations or FeO_H are suspected and there are some samples in this category.

Two, 2010 program Rose North samples of OIF were not assayed for FeO_H and consequently %hmFe could not be estimated using the aforementioned method.  The two samples that did not have FeO_H analyses completed did however have Davis Tube tests completed and for these two samples the Davis Tube tails (“DTT”) were assayed for FeO.  This situation is similar to that for many Rose Central 2010 program samples.

Where Davis Tube weight recoveries were available for magnetic concentrates and Davis Tube tails had been assayed for FeO, then %hmFe was estimated as follows:

(2)                            or DT1                                         %hmFe = %TFe-(magFeDT+%otherFeDT), where %otherFeDT = weight of Davis Tube tail/Davis Tube feed weight x %Fe++_DTT

Alternately:

(3)                        or DT2                                         %hmFe = %TFe-(magFeSat - %otherFeDT).

The only difference between 2 and 3 is that in 2, %magFe is estimated from the Davis Tube test results while in 3 it is estimated from Satmagan.

Figure 11 is a plot of all Rose North samples, 552 in total, from the Winter 2011 and 2010 drillholes that had both Satmagan determinations of %magFe and Davis Tube tests.  These samples are mostly OIF, but also include carbonate and silicate IF and even amphibolite gneiss (HBG_GN).  The results show that both methods for measuring %magFe produce very similar results with no significant bias.  There are a few samples that correlate poorly and these samples should be checked.  These samples also should be checked for the balance of Fe++ from FeO_H, versus Fe++ from Satmagan.

Figure 12 is a plot showing a comparison of %hmFe estimated from only Head analysis versus the Davis Tube (DT1) method.  Results indicate a high degree of correlation and no bias between the two methods.  For samples containing low levels of %hmFe there is however significant scatter of values.

Clearly sample pulverization, 80% passing 70 microns, has resulted in a high degree of magnetite liberation.  There is a less dense scattering of samples that plot above the 1:1 line.  Perhaps this pattern is indicating minor entrained hematite in the Davis Tube concentrates.  The latter two methods for estimation of %hmFe, where the only difference is whether

Figure 11.                                            Comparison of %magFe determined from Satmagan vs. determined by Davis Tube for the Rose North Deposit, 2010 and 2011 drilling

Figure 12.                                            Comparison of %hmFe estimated from all Head assays versus Davis Tube and FeO on Davis Tube tails magnetic Fe is computed from Satmagan or Davis Tube results should in general produce very similar results.  Results for Rose North, Rose Central and Mills Lake Deposits samples are similar (WGM, May 2011).

Alderon estimates %hmFe using similar, but slightly different algorithms than those described above.  For estimating %hmFe where %TFe, %FeO and magFe on Heads from Satmagan is available, Alderon subtracts the %Fe+++ component of magFe (from Satmagan) and %Fe++ (from FeO Head) from %TFe, as follows:

%hmFe = %TFe-(Fe+++from magFeSat + Fe++from FeO_H)

For most samples this algorithm produces the same result as WGM’s algorithm.  However, there are some samples in the database where %FeO_H and %magFeSat are out of balance assuming magnetic mineralization is simply magnetite. This imbalance is defined by significantly more Fe++ from Satmagan than Fe++ from FeO_H.  WGM believes that this imbalance is analytical error; with either the Satmagan “assay” or the FeO_H assay is in error.  WGM’s method of calculation checks for this imbalance.  In samples where this imbalance occurs, WGM’s estimated %hmFe will be less than Alderon’s.  Without re-assaying these suspect samples it is unknown whether the Satmagan assays are too high or the FeO assays are too low.  The best pathway would be for these suspect assay results to be detected and the samples check assayed.  Neither WGM’s or Alderon’s method adjusts the %magFe value from the value reported by Satmagan.  However, for these infrequent samples where some significant analytical error is suspected, the %magFe may be a little too large.  However, the number of samples affected is too small to have a significant effect on Mineral Resource estimates.

For some OIF samples, %hmFe cannot be calculated because the necessary assay data is not available.  Most of these samples were logged as low in hematite, i.e., magnetite-rich OIF or SIF, and the requisite assays to allow for the calculation of %hmFe were not completed because hematite contents were very low and not significant.  Many samples of carbonate and silicate IF were also not assayed completely because they were judged as containing insignificant magnetite or hematite.

For OIF, the sums of %hmFe and %magFe approach %TFe (see Table 7).  The difference between the sum of %hmFe and %magFe and %TFe for OIF samples can be due to minor amounts of iron in silicates and or carbonates, i.e. “otherFe” or also due to the assays for individual iron components (%TFe, %FeO_H or magFe from Satmagan) not being absolutely accurate.  The estimates for %hmFe generally appear to be accurate ±2% although for some samples with issues aforementioned estimates of %hmFe can vary more than 2%.  For silicate and carbonate IF lithologies the sum of %hmFe and %magFe is often significantly less than %TFe.  The “missing iron” is probably mostly in grunerite, which on the Property is a common iron silicate in IF and/or iron carbonates.  Not much of the “otherFe” is likely in sulphides because sulphur levels in mineralization are generally low.

The results in Table 7, shows that logging is generally in agreement with rock composition.  Samples logged and coded as magnetite-rich are indicated by assay results to contain more magnetic Fe than samples logged as hematite-rich or carbonate and silicate IF.  Samples coded as hematite-rich generally contain more hematitic Fe.  There are however, some anomalies probably resulting from mis-logging.  Nine samples logged and classified as LMQSIF show report hematite enrichment and two samples coded as LHSIF report high average %hmFe.  At Rose North, hematite-rich samples contain higher levels of manganese.  This is a similar pattern to that shown for Rose Central and Mills Lake.  Manganese spikes at one particular stratigraphic level near the stratigraphic base of the Rose North and Rose Central Zones.  Carbonate IF samples are generally higher in CaO.  Mafic intrusive rocks (HBG-GN) contain higher levels of TiO2, Al2O3 and Mg than IF.  Quartz Schists, which WGM has regrouped from Alderon’s individual lithology field codes to facilitate simplification, generally represent Wishart Formation and are high in SiO2 and Al2O3, as are Menihek Formation samples.

As aforementioned, Davis Tube tests were completed on 552, 2010 and 2011 Rose North Deposit samples.  Generally only samples containing significant magnetite were selected for Davis Tube tests and only 9 samples of hematite-rich iron formation (HIF) were selected for tests.  Davis Tube magnetic concentrates were assayed for major elements by XRF.  For 2011 samples Davis Tube tails were not analysed for FeO.

Preliminary results for the Davis Tube tests results for the Rose North Deposit are summarized in Tables 8.  As expected high iron recoveries were achieved for magnetite-rich samples and lower recoveries for hematite-rich samples.  Iron concentrations in magnetic concentrates from magnetite-rich rocks are generally high averaging close to 70%, and ranging from 64% to 72%.  Silica values for magnetite-rich lithologies generally range from 0.4 to 8% and average less than 2%.  Manganese in magnetic concentrates is weakly to moderately correlated with manganese in Head samples but patterns are irregular.  Manganese in MIF Davis Tube concentrates average 0.21%.

TABLE 8.
ROSE NORTH DEPOSIT - AVERAGES FOR DAVIS TUBE TEST RESULTS BY ROCK TYPE

Rock Code	HBG_GN	HIF	HMIF	MHIF	MIF	LHIF	LMHIF	LMIF	LMQCIF	LMQSIF	MSIF	QCIF	QSIF	Qtz Schist
Count of XRF Samples	1	11	111	121	284	2	1	9	6	1	1	1	1	1
Avg %Fe_H	16.23	30.28	31.88	31.01	26.99	25.64	25.95	27.75	23.00	28.61	27.49	23.99	22.67	23.99
Avg %MagFeSat	3.10	6.61	9.99	17.21	20.23	6.85	5.80	9.80	6.97	8.20	6.80	4.00	6.70	5.40
Avg of %FeO_H	16.58	1.51	4.07	8.64	14.03	3.51	2.83	15.45	16.58	3.82		26.92	22.89	2.73
Count of FeO_H	1	11	111	121	216	2	1	8	5	1	0	1	1	1
Avg %SiO2_H	46.00	52.02	52.22	51.40	52.14	61.50	57.10	50.89	48.60	55.30	49.90	39.40	47.30	63.10
Avg %Mn_H	0.60	2.04	0.61	0.70	0.56	0.03	0.34	0.52	0.43	0.25	0.67	0.65	0.74	0.06
Avg %P2O5_H	0.18	0.04	0.02	0.02	0.03	0.02	0.01	0.05	0.01	0.01	0.08	0.01	0.01	0.02
Count of %DTWR	1	11	111	121	284	2	1	9	6	1	1	1	1	1
Avg %DTWR	3.60	8.96	17.89	26.17	27.91	15.31	7.53	15.71	10.84	15.74	9.82	5.05	8.70	7.97
Count of DTC XRF	1	11	111	121	284	2	1	9	6	1	1	0	1	1
Min %Fe_DTC	67.71	69.21	69.74	70.22	70.08	70.64	69.32	69.11	67.83	70.64	65.26		68.83	69.94
Max %Fe_DTC	67.71	66.59	58.61	63.72	65.54	70.64	69.32	68.13	61.90	70.64	65.26		68.83	69.94
Avg %Fe_DTC	67.71	70.64	72.04	72.04	72.04	70.64	69.32	69.94	70.64	70.64	65.26		68.83	69.94
Avg %SiO2_DTC	4.14	1.62	1.57	1.23	1.66	0.78	1.72	2.04	3.67	0.96	5.93		2.33	1.67
Min %SiO2_DTC	4.14	0.46	0.33	0.41	0.54	0.71	1.72	1.12	1.66	0.96	5.93		2.33	1.67
Max %SiO2_DTC	4.14	2.66	16.70	8.95	7.48	0.85	1.72	2.89	8.24	0.96	5.93		2.33	1.67
Avg %Mn_DTC	0.14	0.37	0.50	0.47	0.23	0.04	0.07	0.10	0.10	0.08	0.17		0.07	0.04
Avg %P2O5_DTC	0.020	0.0020	0.009	0.008	0.006	0.005	0.005	0.009	0.006	0.005	0.010		0.005	0.005
Avg %magFe_DT	2.44	6.22	12.53	18.36	19.58	10.82	5.22	10.87	7.49	11.12	6.41		5.99	5.57
Avg %FeRec’y	15.01	21.66	39.36	59.37	72.70	42.09	20.12	40.74	29.84	38.88	23.32		26.43	23.23

Total samples =551, One sample classified as LOST not listed;

Shaded cells generally represent mineralization that has sufficient oxide Fe components to be of economic importance but details will vary.

The Mineral Resource estimate for the Rose North Deposit detailed in Section 14 of this report was completed using WGM’s methods for estimating %hmFe.

For its 2010 program, Alderon completed bulk density determination on 175, 0.1 m length half split core samples spanning, North, Central and the Mills Lake Deposits for the purposes of calibrating the down-hole density probe data, (see Section 13). The samples tested spanned a number of rock types.  The bulk densities were determined at SGS-Lakefield using the weigh-in-water/weigh-in-air method.  These 0.1 m samples represent the upper 0.1 m intervals of routine assay samples that are generally 3 m to 4 m long.  There are no XRF WR assays for these specific 0.1 m samples as only the routine sample intervals, of which the 0.1 m samples were a part, were assayed.  Figure 13 shows that bulk densities for these 0.1 m samples correlate poorly with the %TFe from assays on the longer interval routine samples of which they were a part.  This poor correlation is not unexpected by WGM since mineralization is rarely consistent over entire sample intervals.  Note: Although there were 175 wet bulk density determinations, more than one result for the 0.1 m samples can match with a routine sample interval.

Figure 13.                                            Bulk density for 0.1 m samples intervals vs. %TFe on routine samples

Alderon also completed SG determinations on the pulps from 33 routine samples at SGS-Lakefield using the gas comparison pycnometer method.  The SG results for these samples versus XRF WR %TFe results are shown on Figure 14.  The plot also shows the results of DGI Geosciences Inc. (“DGI”) down-hole density results (see Section 10.3.2).  This plot shows that SG by pycnometer results correlate strongly with %TFe.  It also illustrates that probe determined density averaged over the same sample intervals similarly correlate strongly with both %TFe from assay and with pycnometer determined density.

Figure 14.                                            SG by gas comparison pycnometer on pulps vs. %TFe on routine assay samples

WGM’s experience is that there is invariably a strong positive correlation between SG and/or density and %TFe assays for fresh unweathered / unleached OIF.  This occurs because OIF generally has a very simple mineralogy consisting predominantly of hematite and/or magnetite and quartz.  Because the iron oxide component is much denser than the quartz and the OIF mineralogy is simple, the Fe concentration of a sample provides an excellent measure of the amount of magnetite and/or hematite present in the sample and hence the density of the sample.  Invariably, the relationship between %TFe and SG is much the same from one deposit to the next.  Pycnometer determined SG on pulps is not the ideal method for proving the SG to %TFe relationship because any porosity in samples could lead to misleading results.  However, where bulk density and pulp density or SG have been determined on fresh unweathered OIF samples, WGM has found that results will be very comparable.

Figure 15 is a plot showing helium comparison pycnometer SG results for WGM’s 26 samples it collected from Alderon and Altius drill core during site visits in 2009 and 2010 (see Section 12).  Also shown are DGI’s density results from down-hole probe averaged over the same Tos and Froms as the WGM sample intervals.  Pycnometer SG and %TFe correlate well and the Best Fit relationship line is similar to that shown on Figure 13 for Alderon’s 33 SG pycnometer results and similar to that for other iron deposits WGM has reviewed.  However, the probe densities do not correlate well with either the pycnometer SG or iron assays.

Figure 15.                                            SG by pycnometer on pulps vs. %TFe for WGM’s independent samples

WGM believes the discrepancy between the relationships shown on Figures 14 and 15 may be due to poor correlation between sample Tos and Froms from sampling, logging and the core meterage blocks and the probe depth indexing.  WGM understands that Alderon has been aware of discrepancies between the depth of drillholes as indicated by the drillers and the DGI probe data.  WGM further understands that the consensus of opinion is that the driller’s core meterage block errors were not always detected and corrected by Alderon’s geotechnical crew.  Consequently, the depth indexing for DGI’s probe does not correspond exactly with Tos and Froms from logging and sampling.  On Figure 14, probe density, pycnometer SG and %TFe correlate well because special effort was made to correct the indexing errors.

No new SG/density measurements on drill core or performed by down-hole probe were acquired on Rose North mineralization as part of the 2011 Winter drill program.  The 2011 drillholes did not have down-hole surveys completed and no measurements were completed on core samples.

There were four 2010 program drillholes (K-10-49, K-10-51, K-10-66 and K-10-70) that partially tested the Rose North Zone but down-hole surveys and probe density determinations were only achieved for part of one of these drillholes (K-10-66).  K-10-66 tested the zone at 300 m below surface and represents some of the deepest testing of the zone to date.  All of the 2011 drillholes tested the zone within approximately 200 m below surface.

There therefore is not very much, or even any reliable information available for determining the density of the weathered iron formation that comprises the Rose North Zone mineralization that has been drilled during the 2010 and 2011 programs.  WGM has reviewed the density probe information for drillhole K-10-66 and compared probe densities for weathered and altered rock and less weathered rock with calculated densities estimated from the linear relationship: Density=0.0294 x %TFe + 2.68 shown on Figure 14.  The results for the limited data are summarized in Table 9.

TABLE 9.
PROBE DENSITIES VERSUS CALCULATED DENSITIES FOR DRILLHOLE K-10-66

Interval (m)	Description	SampleID	%TFe	CalcSG	ProbeSG
497.4 to 504.6	MIF; Vuggy & Limonitic	NL05005	29.50	3.5	3.1
519.6 to 550.5	MIF ; Minimally Oxidized	NL05014 to NL05023	30.99	3.6	3.4
550.5 to 565.0	MIF; Moderately Oxidized	NL05025 to NL05028	29.82	3.6	3.2
565.0 to 572.0	MIF; Minimally Oxidized	NL050031	25.25	3.4	3.2

WGM does not consider the data very reliable because there are few samples, logged depths may not be precisely equivalent to probe depths and the calibration of the density probe may not be optimal for the type of material, but the data does suggest that for intervals that are more weathered and altered (first and third intervals in the table) probe density is depressed more relative to calculated density than for intervals that are logged as being less weathered and altered.  The effects of weathering may be more severe and more irregular closer to surface.

Alderon for its Mineral Resource estimate for the Rose North Zone used a value of 3.3 for all mineralization.  Based on the limited data available this value is reasonable.

WGM recommends that Alderon complete more pycnometer pulp SG and bulk density determinations on whole routine assay sample intervals and compare results to confirm that pycnometer SG and bulk density measurements generate similar results and correlate strongly with %TFe.  A selection of bulk density determinations on “waxed” core of altered and weathered intervals should also be carried out.  WGM further recommends that Alderon strengthen its core handling, logging and sampling routines in order to locate and fix core block meterage errors before logging and sampling is completed.  The positive consequence of finding and fixing these errors would be to make the probe densities more valuable.  WGM would argue that for fresh unweathered OIF, probe densities provide little to no advantage over estimating rock density from assay results.  However, where rocks are weathered and leached, probe densities would have a distinct value.

8.  DEPOSIT TYPES

The iron formation on the Property is iron formation of the Lake Superior-type.  Lake Superior-type iron formation consists of banded sedimentary rocks composed principally of bands of iron oxides, magnetite and hematite within quartz (chert)-rich rock with variable amounts of silicate, carbonate and sulphide lithofacies.  Such iron formations have been the principal sources of iron throughout the world (Gross, 1996).  Table 10 (after Eckstrand, editor, 1984) presents the salient characteristics of the Lake Superior-type iron deposit model.

Lithofacies that are not highly metamorphosed or altered by weathering and are fine grained are referred to as taconite.

Metamorphosed taconites are known as meta-taconite or itabirite (particularly if hematite-rich).  The iron deposits in the Grenville part of the Labrador Trough in the vicinity of Wabush and Mont-Wright, operated by IOCC (Rio Tinto), ArcelorMittal and Cliffs Natural Resources (“Cliffs”) (Wabush Mine) are meta-taconite.  The Bloom Lake iron deposit acquired with the recent purchase of Consolidated Thompson by Cliffs is also a meta-taconite.  The iron formation on the Property is similarly Lake Superior-type meta-taconite.

For non-supergene-enriched iron formation to be mined economically, oxide iron content must be sufficiently high but also the iron oxides must be amenable to concentration (beneficiation) and the concentrates produced must be low in deleterious elements such as silica, aluminum, phosphorus, manganese, sulphur and alkalis.  For bulk mining, the silicate and carbonate lithofacies and other rock types interbedded within the iron formation must be sufficiently segregated from the iron oxides.  Folding can be important for repeating iron formation and concentrating iron formation beds to create economic concentrations of iron.

TABLE 10.
 DEPOSIT MODEL FOR LAKE SUPERIOR TYPE IRON FORMATION
(after Eckstrand, 1984)

Commodities	Fe (Mn)
Examples: Canadian - Foreign	Knob Lake, Wabush Lake and Mont-Wright areas, Que. and Lab. - Mesabi Range, Minnesota; Marquette Range, Michigan; Minas Gerais area, Brazil.

Importance	Canada: the major source of iron.
World: the major source of iron.

Typical Grade, Tonnage	Up to billions of tonnes, at grades ranging from 15 to 45% Fe, averaging 30% Fe.

Geological Setting	Continental shelves and slopes possibly contemporaneous with offshore volcanic ridges. Principal development in middle Precambrian shelf sequences marginal to Archean cratons.

Host Rocks or Mineralized Rocks

Iron formations consist mainly of iron- and silica-rich beds; common varieties are taconite, itabirite, banded hematite quartzite, and jaspilite; composed of oxide, silicate and carbonate facies and may also include sulphide facies. Commonly intercalated with other shelf sediments: black

Associated Rocks

Bedded chert and chert breccia, dolomite, stromatolitic dolomite and chert, black shale, argillite, siltstone, quartzite, conglomerate, redbeds, tuff, lava, volcaniclastic rocks; metamorphic equivalents.

Form of Deposit, Distribution of Ore Minerals

Mineable deposits are sedimentary beds with cumulative thickness typically from 30 to 150 m and strike length of several kilometres. In many deposits, repetition of beds caused by isoclinal folding or thrust faulting has produced widths that are economically mineable. Ore mineral distribution is largely determined by primary sedimentary deposition. Granular and oolitic textures common.

Minerals: Principal Ore Minerals - Associated Minerals	Magnetite, hematite, goethite, pyrolusite, manganite, hollandite.
- Finely laminated chert, quartz, Fe-silicates, Fe-carbonates and Fe-sulphides; primary or. metamorphic derivatives

Age, Host Rocks	Precambrian, predominantly early Proterozoic (2.4 to 1.9 Ga).

Age, Ore	Syngenetic, same age as host rocks. In Canada, major deformation during Hudsonian and, in places, Grenvillian orogenies produced mineable thicknesses of iron formation.

Genetic Model

A preferred model invokes chemical, collodial and possibly biochemical precipitates of iron and silica in euxinic to oxidizing environments, derived from hydrothermal effusive sources related to fracture systems and offshore volcanic activity. Deposition may be distal from effusive centres and hot spring activity. Other models derive silica and iron from deeply weathered land masses, or by leaching from euxinic sediments. Sedimentary reworking of beds is common. The greater development of Lake Superior-type iron formation in early Proterozoic time has been considered by some to be related to increased atmospheric oxygen content, resulting from biological evolution.

Ore Controls, Guides to Exploration	1.	Distribution of iron formation is reasonably well known from aeromagnetic surveys.
	2.	Oxide facies is the most important, economically, of the iron formation facies.
	3.	Thick primary sections of iron formation are desirable.
	4.	Repetition of favourable beds by folding or faulting may be an essential factor in generating widths that are mineable (30 to 150 m).
	5.	Metamorphism increases grain size, improves metallurgical recovery.
	6.	Metamorphic mineral assemblages reflect the mineralogy of primary sedimentary facies.
	7.	Basin analysis and sedimentation modelling indicate controls for facies development, and help define location and distribution of different iron formation facies.

Author	G.A. Gross

9.  EXPLORATION

9.1                                                                               GENERAL

Historic exploration is summarized under the History section of the report.  Altius’ initial exploration was in 2006 culminating in a diamond drilling program in 2008.  Alderon acquired the Property in December 2010 and conducted its first exploration program in the summer of 2010.

9.2                                                                               ALTIUS EXPLORATION PROGRAMS 2006 - 2009

Reconnaissance mapping and rock sampling commenced during the summer of 2006 and was completed during the 2007 field season.  Ten 2006 samples of outcrop and boulders were assayed at SGS-Lakefield for major elements by XRF WR analysis and determination of magnetite by Satmagan.  Details of results are reported in Way, Churchill and Seymour, 2007.

Altius’ 2007 program also included a prospecting and sampling component.  A total of 63 samples were collected.  Twenty-nine of these were sent to Activation Laboratories in Ancaster, Ontario for determination of major oxides, FeO total, S, LOI and H2O+.  The others were collected for physical properties testing at Morris.  Morris determined density and magnetic susceptibility.

Nine rock samples from the Mills Lake area returned Fe values ranging from 9.7% Fe to 43.6% Fe and manganese values ranging from 0.43% Mn to 13.87% Mn.  From the Molar Lake area, five rock samples were collected yielding 13.7% Fe to 23.6% Fe and 0.1% to 0.69% Mn.  From the Elfie Lake area, two grab samples were collected that respectively returned assay results of 25.9% Fe and 0.95% Mn and 17.9% Fe and 1.07% Mn.  From the Mart Lake area, one sample was collected that yielded 16.3% Fe and 0.15% Mn.  From the Rose Lake area, a few outcrops over a strike length of approximately 430 m were grab sampled.  Values ranged from 5.6% Fe with 9.73% Mn from a sample near the iron formation — Wishart Formation contact to 29.7% Fe with 1.05% Mn from a magnetite-specularite sample of iron formation.  Results for this program are reported Seymour, Churchill and Winter, 2008.

Grab samples yielded iron values typical of oxide facies iron formation.  Sample and analysis results for the 2006 and 2007 programs were used only for geological mapping purposes and were not used for the Mineral Resource estimate.  Further outcrop sampling was completed during the 2008 program.

Altius’ 2007 exploration program also included a high resolution helicopter airborne magnetic survey carried out by McPhar Geosurveys Ltd.  The purpose of the airborne survey was to acquire high resolution magnetic data to map the magnetic anomalies and geophysical characteristics of the geology.  The survey covered one block.  Flight lines were oriented northwest-southeast at a spacing of 100 m.  Tie-lines were oriented northeast-southwest at a spacing of 1,000 m.  A total of 905 line km of data were acquired.  Data acquisition utilized precision differential GPS positioning.  The rock samples collected from the Property and sent for physical properties testing were to support interpretation of the airborne magnetic survey results.

The results of the 2007 exploration program were positive with rock samples returning favourable iron values and the airborne magnetic survey effectively highlighting the extent of the iron formation.  Following the 2007 exploration program, licences 013935M, 013937M, 010501M, 011927M, 012853M and 012854M were grouped to form licence 15037M and licenses 14957M, 14962M, 14967M and 14968M were staked.

The 2008 exploration program on the Property consisted of physical properties testing of the rock samples collected in 2007, linecutting, a ground gravity and magnetic survey carried out by Geosig of Saint Foy, Québec, a high resolution satellite imagery survey (Quickbird), an integrated 3D geological and geophysical inversion model and 6,129.49 m of diamond drilling in 25 holes.  The drilling program was designed to test three known iron ore occurrences on the Property (namely Mills Lake, Mart Lake and Rose Lake) that were targeted through geological mapping and geophysics.

The ground gravity and total field magnetic surveys were conducted along 69.8 km of cut grid lines spaced from 200 m to 400 m apart oriented northwest-southeast.  Gravity surveying and high resolution positional data were collected at 25 m intervals.  The magnetic survey stations were spaced at 12.5 m along the lines.

Mira Geoscience (“Mira”) was contracted to create a 3D geological and geophysical inversion model of the Property.  Mira was provided with the geological cross sections, airborne and ground geophysics data and the physical rock properties from each of the different lithologies.  The 3D geological and geophysical model was completed to help with target definition and drillhole planning.

Drilling confirmed the presence of iron oxide-rich iron formation at the three iron occurrences and was successful in extending the occurrences along strike and at depth.  Drilling was also fundamental in testing stratigraphy and structure to help refine the geological and structural models for each area to aid in drillhole targeting.

9.3                                                                               ALDERON’S SUMMER 2010 EXPLORATION PROGRAM

The 2010 exploration program started on June 1, 2010 and finished December 1.  The program consisted mainly of a drilling program, described under Drilling (Section 10), but also included an airborne geophysical survey covering the three licenses Alderon holds in Newfoundland and Labrador (see Figures 5 and 6) and the re-logging and lithology re-coding of Altius’ 2008 drill core.  The airborne geophysical survey consisted of 1,079 line km of gravity and magnetic surveying covering a 130 km2 area.

The geophysical survey measuring the gradient of the gravity field and magnetics was carried out by Bell Geospace Inc. (“BGI”) of Houston, Texas and flown over the Property from November 8th through November 11th, 2010 onboard a Cessna Grand Caravan.  The crew and equipment were stationed in Wabush.  The survey was flown in a north-south direction with perpendicular tie lines.  Eighty five survey lines and 13 tie lines were flown.  The survey lines were 100 m apart on the western side of the survey area, and 300 m apart on the eastern side.  The tie lines were 1,000 m apart.  The survey lines vary from 10.3 to 12.4 km in length, and the tie lines varied in length from 5.5 to 11.7 km.

The survey plan defines a flight path that maintains a constant distance from the ground for the entire length of each survey line.  However, it is not always possible to maintain the constant clearance because of variations in terrain relief.  Ground clearance does not vary greatly in this survey due to the lack of severe terrain features and ground clearance ranged from 60 to 187 m.

Magnetic data was acquired with a cesium vapour sensor.  A radar altimeter system is deployed to measure the distance between the airplane and the ground.  Along with the plane’s altitude acquired via GPS, radar altimetry data is used to produce a digital elevation model (“DEM”).  The full Tensor Gravity Gradiometry (Air FTG) system contains three Gravity Gradient Instruments (“GGI”s), each consisting of two opposing pairs of accelerometers arranged on a rotating disc.

Processing of the gravity data includes line levelling, terrain correction and noise reduction.  Measured free air and terrain corrected maps for each of the six-tensor components are provided.

Minimal data correction is required for magnetics.  The majority of erroneous data is removed by the compensation process that corrects the data for the effects of the aircraft as heading and position changes relative to the magnetic field.  A base magnetometer was also used to record and remove the daily variations in the magnetic field due to regional factors.  A lag correction is applied to correct for the distance between the mag sensor and the GPS antennae.  The lag correction is computed based on speed and distance to accurately shift the magnetic data to the GPS reference point and ensure that lines flown in opposite directions are not biased by the distance between the sensor and antennae.  The Earth’s Field is calculated and removed. Only minor line adjustments are required to remove any remnant errors that are apparent at line intersections.  The data is then ready for reduction to the magnetic pole to approximate the anomaly directly over the causative body, and other derivative calculations to accentuate the anomalies.

The summer 2010 program consisted mostly of drilling on the Rose Central and Mills Lake Deposits.  The outcome was the Mineral Resource estimate for Rose Central and Mills Lake Deposits completed May 2011 (WGM, May 2011).

9.4                                                                               ALDERON’S WINTER 2011 EXPLORATION PROGRAM

Alderon’s Winter 2011 program consisted of a winter drilling program on the Rose North deposit which is described more fully under Section 10.4.  Drilling started in early February and was completed on April 6.  Since that time Alderon have completed a LIDAR (Light Detection and Ranging) and air photo survey and this data has just become available but not reviewed by WGM.  Alderon has also commenced its 2011 summer drill program in the Rose Lake and Mills Lake areas.

10.  DRILLING

10.1                                                                        HISTORIC DRILLING

In 1957, IOCC re-mapped an area of 86.2 km2 to the west of Duley Lake on a scale of 1”= 1,000 ft and test drilled shallow holes throughout the area through overburden cover to determine areas underlain by iron formation.  Dip needle surveying served as a guide for determining the locations of iron formation in drift-covered areas.

According to Hird (1960), 272 holes aggregating a total of 7,985 m (26,200 ft) were drilled during IOCC’s 1957 program.  Approximately 66 of these holes were located on the Property.  Mathieson (1957) reported that there were no new deposits found as a result of the drilling, however, definite limits were established for the iron formation outcrops found during previous geological mapping.

In 1979, one diamond drill hole was drilled by LM&E near the north end of Elfie Lake.  The hole (No. 57-1) was drilled vertically to a depth of 28 m (Grant, 1979) and did not encounter oxide iron formation.  In 1983, as reported by Avison et al., 1984, LM&E collared a 51 m deep (168 ft) diamond drill hole 137 m north of Elfie lake (DDH No. 57-83-1).  The drillhole encountered iron formation from 17 m to a depth of 51 m.  Of this however, only 2 m was oxide facies.  Core recovery was very poor, (20%).

10.2                                                                        ALTIUS 2008 DRILLING PROGRAM

10.2.1                      GENERAL

Altius’ 2008 drilling program consisted of 27 holes totalling 6,129.5 m (including two abandoned holes which were re-drilled) testing the Mills Lake, Mart Lake and Rose Lake iron occurrences (see Figure 4).  Descriptions of mineralization and estimated true widths are discussed under Mineralization.  Drillhole locations and collar information are given in Table 11.  Drilling was carried out between June and October by Lantech Drilling Services of Dieppe, New Brunswick using a Marooka mounted JKS300 drill rig.  A second, larger drill rig was added to the program in September to help complete the program before freeze-up.  The second rig was a skid mounted LDS1000 towed by a Caterpillar D6H dozer.  Both drills were equipped for drilling BTW sized core.  Drilling took place on a two shifts per day basis, 20 hours per day, 7 days per week.  The remaining four hours was taken up with travel to and from the drill site and shift change.

TABLE 11.
DRILLING SUMMARY — ALTIUS 2008 PROGRAM

HoleID	Zone	Easting	Northing	Elev	Azimuth	Dip	Length (m)		Start Date	Finish Date
K-08-01	Rose Central	633067.65	5855447.72	615.13	315	-45	274.0		06-Jun-08	16-Jun-08
K-08-02	Mills Lake	634415.60	5851576.78	635.49	240	-50	145.2		19-Jun-08	25-Jun-08
K-08-03	Mills Lake	634416.25	5851576.01	635.32	240	-90	186.0		24-Jun-08	28-Jun-08
K-08-04	Mills Lake	634949.99	5850966.76	588.34	240	-50	98.0		30-Jun-08	04-Jul-08
K-08-05	Mills Lake	634770.00	5850885.00	611.00	240	-90	57.0		05-Jul-08	07-Jul-08
K-08-06	Mills Lake	634531.11	5851191.13	627.57	240	-51	170.0		08-Jul-08	11-Jul-08
K-08-07	Mills Lake	634316.26	5851987.22	620.57	240	-51	178.0		12-Jul-08	18-Jul-08
K-08-08	Rose Central	633337.00	5855208.22	626.87	315	-50	241.0		20-Jul-08	28-Jul-08
K-08-09	Rose Central	633479.77	5855345.66	628.62	315	-51	316.0		28-Jul-08	02-Aug-08
K-08-10	Rose Central	633621.14	5855480.71	637.14	315	-50	316.0		02-Aug-08	10-Aug-08
K-08-11	Rose Central	632925.43	5855079.84	644.68	135	-50	38.4		11-Aug-08	12-Aug-08
K-08-11A	Rose Central	632925.43	5855079.84	644.68	135	-50	280.0		12-Aug-08	23-Aug-08
K-08-12	Rose Central	632585.30	5855406.53	585.99	135	-50	427.7		28-Aug-08	10-Sep-08
K-08-13	Elfie	633636.56	5854321.44	686.76	315	-50	192.4		04-Sep-08	08-Sep-08
K-08-14	Elfie	633515.52	5854204.53	684.88	315	-50	281.0		08-Sep-08	15-Sep-08
K-08-15	Rose Central	632228.99	5855196.57	576.98	135	-50	316.0		10-Sep-08	17-Sep-08
K-08-16	Elfie	633184.61	5854381.98	677.22	315	-90	351.0		16-Sep-08	25-Sep-08
K-08-17	Rose North	632226.54	5855198.68	576.46	315	-50	208.0		16-Sep-08	21-Sep-08
K-08-18	Rose Central	633123.23	5855723.46	592.26	135	-50	386.0		22-Sep-08	30-Sep-08
K-08-19	Elfie	633030.76	5854062.66	685.77	315	-50	334.8		24-Sep-08	04-Oct-08
K-08-20	Rose Central	633266.33	5855847.56	601.40	135	-50	441.0		30-Sep-08	09-Oct-08
K-08-21	Elfie	633173.74	5854394.69	679.25	315	-50	331.0		04-Oct-08	11-Oct-08
K-08-22	Elfie	633177.18	5853911.07	658.72	315	-50	75.0		11-Oct-08	15-Oct-08
K-08-23	Elfie	633033.21	5853783.48	645.60	315	-50	64.0		15-Oct-08	17-Oct-08
K-08-24	Rose Central	633296.58	5854963.20	630.36	315	-50	305.0		01-Oct-18	24-Oct-08
Total 25 drillholes							6,009	m

Notes:                Coordinates are NAD 27 Zone 19N.

List excludes two drillholes that were abandoned at shallow depth;  Total contract drilling was 27 drillholes aggregating 6,129.5 m

10.2.2                                                                  2008 DRILL HOLE COLLARS AND DOWN-HOLE SURVEYING

Drillhole collars were spotted prior to drilling by chaining in the locations from the closest grid line picket.  Drilling azimuths were established by lining up the drill by sight on the cut grid lines.  Drill inclinations were established using a compass on the drill head.

Once a drillhole was finished, the drill geologist placed a fluorescent orange picket next to the collar labelled with the collar information on an aluminum tag.  The X, Y and Z coordinates for these collar markers were surveyed using hand-held GPS.  Generally, casing was left in the ground where holes were successful in reaching bedrock.

Down-hole surveys were systematically performed by the driller every 50 m using a Flexit instrument.  Azimuth, inclination and magnetic field data were recorded by the driller in a survey book kept at the drill.  A copy of the page is taken from the book, placed in a plastic zip lock bag and placed in the core box and the test was recorded by the geologist.

10.3                                                                        ALDERON 2010 DRILLING PROGRAM

10.3.1                                                               GENERAL

The 2010 drill program consisted of 25,895 m NQ diamond drilling.  The objective of the program was to delineate an Inferred iron oxide Mineral Resource of 400-500 Mt on two areas: the Rose Central and Mills Lake Deposits.  The drilling included testing the Rose North Zone, the SW Rose Lake Zone and the Elfie Lake/South Rose Zone.  The 2010 program included: borehole geophysics on many of the 2008 and 2010 holes, detailed 3D, DGPS surveying of 2008 and 2010 drillhole collars, and logging and sampling of drill core including the re-logging of 2008 drillholes.

Landdrill International Ltd. (“Landdrill”) based in Notre-Dame-du Nord, QC, was the drill contractor for the entire campaign.  Throughout the campaign, between three and five diamond drill rigs were operating.  Some rigs were brought in for special purposes, like a heli-supported drill for several holes on Rose North and a track-mounted drill to access an area with a restricted access permit.  A total of 82 holes were collared, but only 72 holes were drilled to the desired depths, with the remaining holes being lost during casing or before reaching their target depth because of broken casing, detached rods, bad ground, etc.  Table 12 provides a summary of 2010 drilling by target zone.

TABLE 12.
2010 DRILLING SUMMARY BY DEPOSIT OR ZONE

Deposit or Zone	Metres	Number of Holes
Rose Central	18,928	51
Mills Target	4,124	16
Rose North	1,419	5
SW Rose	1,424	10
Total	25,895	82

Several Rose Central drillholes (K-10-51, K-10-66, K-10-70) also tested the Rose North Zone at depth, allowing for a preliminary evaluation.

The drill campaign consisted of three continuous and at times simultaneous phases of exploration:

1.               The drilling began on the NE extent of the Rose Central trend (L22E) and progressed SW along the established 200 m spaced NW-SE oriented grid lines to section L8E.  Each section was drilled and interpreted with the interpretation extrapolated and integrated into previous sections.

2.               Towards the middle of the program, drilling expanded to test the Rose North and SW Rose Zones, also following 200 m spaced lines.  This expansion was done by increasing the number of drills on the Property to allow focus to continue on the Rose Central Zone.  The Rose North and SW Rose zones were difficult to test due to the topography, thick overburden and swampy terrain.

3.               The last phase of exploration focussed on the Mills Lake Deposit and utilized two drills (one heli-supported, the other self-propelled track driven) over eight weeks.

Drilling on the SW Rose Zone was limited to two cross sections.  Drilling was difficult due to a combination of thick overburden (37-65 m vertical depth) with deep saprolitic weathering.  Core recovery ranged from adequate to very poor.  The weathering decreased at depths below 170 vertical m, but most holes did not achieve that depth.  Drilling on this target was suspended due to poor production.

Drilling on the Rose North Zone was limited to two sites due to accessibility.  The terrain overlying this target is swampy lowland surrounding a shallow lake.  Several holes testing the Rose Central Deposit were extended to test the deeper portions of this Rose North Zone and indicate this zone requires additional drilling and may significantly contribute to the overall Rose Lake tonnage.  This target is best tested during a winter program when the area is frozen and more readily accessible.

Core recovery was generally very good throughout the drilling focussed on the Rose Central and Mills Lake Deposits.  Core recovery is often poor for the drilling on the Rose North Zone due to intensive weathering along fault systems.

The holes drilled in 2010 are listed in Table 13.

10.3.2                                                                  2010 DRILL HOLE COLLARS AND DOWN-HOLE ATTITUDE SURVEYING

Prior to drilling the drillhole collars were spotted with a hand-held GPS.  The drilling azimuths for inclined drillholes were established by lining up the drill on fore-sight and/or back-sight pickets previously aligned along the desired azimuth, parallel with the previously surveyed grid lines.  Drill inclinations were established with a protractor fixed on the drill head.  When a hole was completed, a post was placed in the collar of the hole.  This post was

TABLE 13.
DRILLING SUMMARY - ALDERON 2010 PROGRAM

HoleID	Zone	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
K-10-25	Rose Central	633256.60	5855857.71	599.08	315	-80	458.0
K-10-26	Rose Central	633125.79	5855726.77	592.09	315	-80	323.0
K-10-27	Rose Central	633289.60	5855546.10	618.62	315	-80	658.0
K-10-28	Rose Central	632953.41	5855598.73	586.60	135	-80	623.0
K-10-29	Rose Central	633130.62	5855720.79	593.11	135	-67	597.0
K-10-30	Rose Central	633282.92	5855548.61	617.64	135	-65	191.0
K-10-31	Rose Central	633070.47	5855443.85	615.23	135	-45	38.0
K-10-32	Rose Central	633020.24	5855531.56	600.74	135	-50	211.0
K-10-33	Rose Central	632962.75	5855589.26	588.67	135	-45	366.0
K-10-34	Rose Central	632910.22	5855357.10	627.82	315	-80	507.0
K-10-35	Rose Central	633224.15	5855607.02	609.68	135	-50	212.0
K-10-36	Rose Central	632861.04	5855685.18	576.37	135	-50	40.0
K-10-37	Rose Central	632879.09	5855671.03	577.85	135	-45	60.0
K-10-37A	Rose Central	632879.09	5855671.03	577.85	135	-50	609.0
K-10-38	Rose Central	632580.32	5855412.79	585.06	135	-70	440.5
K-10-39	Rose Central	632906.62	5855360.91	627.77	315	-60	97.6
K-10-39A	Rose Central	632906.62	5855360.91	627.77	315	-60	505.0
K-10-40	Rose Central	632635.36	5855351.75	601.20	135	-45	314.0
K-10-41	Rose Central	632732.47	5855254.03	635.21	135	-75	141.1
K-10-42	Rose Central	632770.11	5855496.45	587.43	135	-55	401.8
K-10-43	Rose Central	632620.00	5855375.00	595.00	135	-60	183.0
K-10-44	Rose Central	632732.36	5855254.97	635.02	315	-80	140.6
K-10-45	Rose Central	632578.54	5855414.90	584.93	135	-80	528.0
K-10-46	Rose Central	632638.66	5855348.62	601.43	135	-65	704.0
K-10-47	Rose Central	632770.73	5855495.83	587.67	135	-82	603.0
K-10-48	Rose Central	632348.62	5855372.82	574.94	135	-45	596.2
K-10-49	Rose North	632638.57	5855347.04	601.50	315	-45	672.0
K-10-50	Rose Central	632763.92	5855503.72	586.12	315	-75	77.0
K-10-51	Rose Central	632711.77	5855560.20	580.37	315	-50	278.0
K-10-52	Rose Central	632575.59	5855143.64	667.44	315	-70	524.0
K-10-53	Rose Central	632348.22	5855373.24	574.71	135	-60	449.0
K-10-54	Rose North	632220.20	5855205.78	575.46	315	-45	196.0
K-10-55	Rose Central	632536.01	5854887.03	619.66	315	-50	558.0
K-10-56	Rose Central	632429.35	5854993.94	631.63	315	-50	324.0
K-10-57	Rose Central	632266.76	5854864.00	607.24	315	-55	362.3
K-10-58	Rose Central	632347.54	5854779.14	593.11	315	-50	65.0
K-10-59	Rose Central	632482.96	5854635.70	608.11	315	-50	569.0
K-10-60	Rose Central	632750.47	5854669.00	612.90	315	-55	131.0
K-10-61	Rose Central	632483.84	5854938.39	625.87	315	-50	377.0
K-10-62	Rose Central	632918.67	5854785.02	616.90	315	-80	24.0
K-10-62A	Rose Central	632918.67	5854785.02	616.90	315	-80	235.0
K-10-63	Rose Central	632917.94	5854785.70	617.04	315	-45	292.0
K-10-64	Rose Central	632830.68	5855159.57	643.90	315	-60	518.0
K-10-65	SW Rose	631158.40	5854298.28	627.34	315	-80	150.0
K-10-66	Rose Central & Rose North	632905.20	5855359.14	627.53	315	-45	708.0
K-10-67	Rose North	632657.00	5856024.00	571.00	315	-45	165.0
K-10-68	Rose Central	632918.50	5854780.99	616.82	135	-45	234.0
K-10-69	Rose Central	633377.00	5855449.00	625.00	315	-45	159.0
K-10-69A	Rose Central	633390.40	5855437.25	625.72	315	-45	720.0
K-10-70	Rose Central & Rose North	632574.10	5855140.86	667.58	315	-45	788.6
K-10-71	Rose Central	633488.66	5855616.04	629.91	315	-50	141.0
K-10-72	SW Rose	631157.56	5854299.23	627.34	315	-45	174.0
K-10-73	Mills Lake	634530.34	5851192.50	627.63	60	-50	349.0
K-10-74	Rose North	631917.24	5855274.61	578.83	315	-45	201.0
K-10-75	SW Rose	631150.41	5854304.61	628.32	135	-45	94.5
K-10-76	Rose Central	633490.27	5855614.38	630.16	315	-50	357.0
K-10-77	Mills Lake	634529.29	5851191.87	627.50	60	-80	236.0
K-10-78	Rose North	631917.92	5855273.99	578.66	315	-70	185.0
K-10-79	SW Rose	631264.02	5854188.32	613.58	315	-45	147.0
K-10-80	Mills Lake	634679.03	5851048.95	613.85	240	-45	218.0
K-10-81	SW Rose	631263.26	5854189.12	613.61	315	-80	10.0
K-10-81A	SW Rose	631263.26	5854189.12	613.61	315	-80	384.4
K-10-82	Mills Lake	634680.49	5851049.67	613.65	240	-80	230.0
K-10-83	Rose Central	633251.10	5855298.41	625.31	315	-45	664.0
K-10-84	Rose Central	633622.65	5855483.39	637.19	315	-45	696.0
K-10-85	Mills Lake	634761.70	5851086.30	607.22	60	-80	317.0
K-10-86	SW Rose	630992.00	5853883.00	623.00	315	-80	66.0
K-10-86A	SW Rose	630992.00	5853883.00	620.00	315	-75	69.0
K-10-86B	SW Rose	630992.00	5853883.00	623.00	315	-85	155.0
K-10-87	Mills Lake	634848.86	5850914.17	601.61	240	-75	81.7
K-10-88	SW Rose	630907.00	5853975.00	625.00	315	-70	174.0
K-10-89	Mills Lake	634317.16	5851987.84	620.64	240	-70	248.0
K-10-90	Mills Lake	634414.46	5851794.15	617.98	240	-50	185.0
K-10-91	Mills Lake	634318.94	5851988.48	620.67	60	-60	284.0
K-10-92	Mills Lake	634421.37	5851798.60	617.17	60	-55	408.0
K-10-93	Rose Central	633156.97	5855102.13	637.20	315	-45	129.0
K-10-94	Mills Lake	634505.00	5851643.00	618.00	60	-80	20.0
K-10-94A	Mills Lake	634516.21	5851639.37	616.16	60	-75	309.0
K-10-95	Mills Lake	634485.21	5851399.88	626.19	240	-50	177.0
K-10-96	Mills Lake	634488.71	5851401.57	625.79	60	-80	204.0
K-10-97	Mills Lake	634565.41	5851459.00	615.05	60	-60	427.0
K-10-98	Mills Lake	634516.63	5851639.64	616.27	60	-55	431.0
Total	82 drillholes						25,895	m

Notes:  Coordinates are NAD 27, UTM Zone 19N.

temporarily surveyed with a hand-held GPS.  Subsequently, at the end of the drilling campaign, the X, Y and Z-coordinates of all the new drillholes and the 2008 drillholes were precisely DGPS surveyed using dual frequency receivers in real Time Kinematic Mode by the land surveyor firm N.E. Parrott Surveyors (“Parrott”) of Labrador City, NL and tied into the federal geodesic benchmark.

Most of the 2008 and 2010 collars were identified and surveyed during the first (October 23 to 27) or second (December 5) surveying campaign.  Two collars, K-08-05 and K-10-43 could not be located.

Downhole tests were done with a North Seeking Gyroscope instrument by DGI as part of the borehole geophysics program immediately after the termination of the drillhole while the drill rig was still on site.

The down-hole attitude surveys were performed with the rods inside the borehole to prevent the borehole from collapsing, thus minimizing risk to the equipment.  Boreholes drilled in 2008 (K-08 designation) only had casing shots completed to eliminate the risk of open-hole logging.

A series of boreholes, including K-08-20, K-10-25, K-10-27, K-10-30 and K-10-35 were revisited later in the program.  These boreholes were now open holes and only casing shots were repeated to minimize risk to the gyro.  These results were compared to the previous measurements and repeated within the error range of the instrument.

During the program it was detected that the azimuth information produced by the gyro, did not match the planned azimuths of the boreholes.  Parrott was hired by DGI to provide corroboration to either the planned or measured azimuths of the boreholes and Parrott during its December 5 visit surveyed the azimuths of 24 drillholes.  These results were received in early November 2010.  The Parrott azimuths for 20 of the 24 drillholes correlated most closely with the planned azimuths.  For four drillholes (K-10-60, K-10-25, K-10-96 and K-10-94A) the planned azimuths departed from the Parrott azimuths by more than 5 degrees.  As a result DGI recommended that the gyro instrument be immediately removed from the field for problem diagnosis at the manufacturer’s facility.

A sensor was replaced and extensive calibration checks were performed at the manufacturer’s facility with DGI’s Vice President Operations in attendance.  The calibration checks demonstrated a high degree of repeatability and accuracy for the instrument.  Once tests were completed to the satisfaction of the manufacturer and DGI, the gyro was returned to the Kami project.

A thorough review of all calibration data, QA/QC tests, and repeat field measurements compared to the Parrott collar surveys and planned drill azimuths indicated that the gyro information should be treated as relative.  That is, prior to having repairs completed by the manufacturer the instrument measured the correct relative change in azimuth down hole, but not the correct absolute azimuth.  This is the same method as used for normal gyro data.  The relative accuracy of the instrument throughout the duration of the project is supported by the manufacturer.

Alderon elected to use the planned azimuths as the collar azimuths of all of the 2008 and 2010 drillholes and adjust the DGI gyro down-hole azimuths to the planned collar azimuths.  These corrections were also applied to the OTV structure data to compute orientations for the picked structures.

10.3.3                                                                  GEOPHYSICAL DOWN-HOLE SURVEYING

DGI employed a multi-parameter digital logging system designed by Mount Sopris Instrument Co. and along with gyroscopic down-hole drillhole attitude surveying included, natural gamma, poly electric, magnetic susceptibility, calliper, and optical televiewer (“OTV”) instrumentation.

The Poly Gamma probe measures variations in the presence of natural radioactivity.  Changes in natural radioactivity are typically related to concentrations of uranium, thorium and potassium.  Data acquired from this parameter is useful in identifying lithological changes.

The Poly-Electric probe measures: normal resistivity, spontaneous potential (“SP”), single-point resistivity (“SPR”), fluid resistivity, fluid temperature and natural gamma radiation. Resistivity measurements can be used to identify lithology changes, often resulting from changes in porosity.  Fluid resistivity measurements are often used to correct the resistivity measurements of the rock from the influence of drilling mud and borehole fluid, and can also be indicative of borehole fractures.  Temperature contrast data can identify zones of water movement through borehole fractures and faults relative to static water in the borehole column.

The Magnetic Susceptibility probe delineates lithology by analyzing changes in the presence of magnetic minerals.  Magnetic susceptibility data can illustrate lithological changes and degree of homogeneity, and can be indicative of alteration zones.  The magnetic susceptibility probe is stabilized in the borehole fluid prior to calibration checks and the start of the survey runs.  Calibration checks are performed before the deployment run and after the retrieval run using two points of known magnetic susceptibility.  Susceptibility data was used in conjunction with assay data to develop an equation converting magnetic susceptibility (CGS units) to a % magnetite content value estimate.

The Optical Televiewer provides a detailed visualization of the borehole by capturing a high-resolution image of the borehole wall with precise depth control.  The OTV captures a high-resolution 360º image perpendicular to the plane of the probe and borehole.  This allows borehole bedding and fractures to be inspected by a direct camera angle.  This 360° high-resolution image can be used to identify, measure and orient bedding, folding, faulting and lithological changes in the borehole.  The use of a gyro provides the relative orientation data to correct the image and feature orientation.  2D and 3D projections of this data provide a variety of interpretive options for analysis.

The OTV data is reported as True Azimuth and as True Dip.  It should be noted that Azimuth True for the feature is the azimuth of the dip direction rather than the strike of the feature.  The strike azimuth for a feature is 90° from the value reported in the True Azimuth data column.

Sixty-nine boreholes were surveyed during this project with various probes.  Once a final data set was completed, a statistical characterization was performed using the physical properties data.

10.4                                                                        ALDERON 2011 WINTER DRILLING PROGRAM

10.4.1                      GENERAL

The program began in early February and was completed in the middle of April.  Total drilling aggregated 4,625 in 29 drillholes but because of drilling difficulties many holes were lost and had to be re-drilled.  This total includes lost drillholes summarized in Table 14.  All drilling except for one hole was done on the Rose North Deposit.  This one hole, K-11-117 — 336 m was completed on the Rose Central Deposit and was for the purpose of collecting a sample for metallurgical testwork.  It was a twin of K-10-42.  Landdrill was again the drilling contractor.

TABLE 14.
DRILLING SUMMARY - ALDERON 2011 WINTER PROGRAM

HoleID	Location	E_N27_Z19	N_N27_Z19	Elevation	AzimuthTrue	Dip	Length
K-11-100	Rose North	632430.76	5855845.03	573.85	307.33	-45	34.50
K-11-100A	Rose North	632430.76	5855845.03	573.85	315	-50	24.00
K-11-100B	Rose North	632430.76	5855845.03	573.85	307.33	-45	132.00
K-11-101	Rose North	631995.86	5855426.83	575.32	312.32	-45	164.00
K-11-102	Rose North	632539.84	5855729.17	572.32	312.77	-50	308.00
K-11-103	Rose North	632385.00	5855593.00	571.80	315	-50	124.50
K-11-104	Rose North	631985.19	5855173.32	572.43	311.28	-50	326.00
K-11-105	Rose North	632264.00	5855457.00	572.00	315	-50	45.00
K-11-105B	Rose North	632265.00	5855458.00	572.20	315	-50	91.00
K-11-105C	Rose North	632266.00	5855459.00	572.20	315	-50	21.00
K-11-105D	Rose North	632266.00	5855459.00	572.20	315	-47	139.00
K-11-106	Rose North	631857.73	5855308.80	583.98	307.65	-45	172.00
K-11-107	Rose North	632158.04	5855580.40	573.66	310.43	-45	166.30
K-11-108	Rose North	632198.76	5856074.24	586.48	131.12	-45	229.80
K-11-109	Rose North	632376.00	5855615.00	571.40	315	-50	225.00
K-11-110	Rose North	632105.00	5855315.00	571.90	315	-50	283.20
K-11-111	Rose North	632287.00	5855446.00	572.20	315	-50	210.00
K-11-112	Rose North	632190.16	5856080.91	587.33	135	-45	30.00
K-11-112A	Rose North	632190.16	5856080.91	587.33	129.67	-45	219.00
K-11-113	Rose North	631974.78	5855762.78	596.73	136.15	-50	216.00
K-11-114	Rose North	632640.48	5856075.02	573.72	314.07	-45	27.00
K-11-114A	Rose North	632640.48	5856075.02	573.72	315	-45	106.00
K-11-114B	Rose North	632640.48	5856075.02	573.72	315	-60	50.00
K-11-114C	Rose North	632640.84	5856074.67	573.82	319.93	-58	50.00
K-11-114D	Rose North	632643.53	5856076.04	573.29	316.2	-50	115.00
K-11-115	Rose North	632823.99	5855893.88	572.70	314.467	-45	417.00
K-11-116	Rose North	632088.07	5855848.45	590.72	136.233	-50	192.00
K-11-117	Rose Central	632770.37	5855490.30	587.57	135	-45	336.00
K-11-99	Rose North	632272.13	5855719.73	574.47	316.23	-45	171.70
Total							4,625	m

Core recovery continued to be poor for the Winter 2011 near-surface drilling on the Rose North Zone due to intensive weathering along fault systems.  The poor core recovery is a factor influencing categorization of the Rose North Mineral Resources (see Section 14.7.4).

10.4.2                                                                  SURVEYS

Drillhole collars were spotted by a geotechnical crew member using hand-held GPS aligned along cut grid lines.  Dips were set at time of drill setup using an inclinometer.  For six of the drillholes down-hole attitude surveys were completed using a Reflex Instruments EZ-Shot.  This is a magnetic instrument so the azimuths are of no value, but the drillhole inclinations are of value and retained in Alderon’s database and used to plot the drillholes.  Neither down-hole inclinations nor azimuths were measured in any of the other drillholes.

At the end of the program a crew from Parrott surveyed the collars for position and azimuth.  Collars for four of the drillholes (K-11-103, 105, 109 and 111) could not be located and were not surveyed by Parrott.  There locations are defined by setup coordinates.  The drillhole dips in the database are currently those measured at drillhole setup.

No down-hole geophysical surveys were conducted as a part of the 2011 Winter drill program.

10.5                                                                        WGM COMMENT ON 2008, 2010 AND WINTER 2011 DRILLING

Altius’ 2008 and Alderon’s drilling programs were generally well run.  In 2008, drillhole collars were surveyed using hand-held GPS.  Fortunately, casings were left in the ground so the collars could be resurveyed at a later date.  As part of the 2010 program, Alderon resurveyed all of Altius’ collars using DGPS except for two that could not be located.

In 2008, downhole surveying was done using a Flexit instrument.  This instrument determines azimuths based on a magnetic compass.  Altius ignored azimuth readings from the instrument and utilized only the inclination information from the survey.  WGM agrees that this was acceptable practice.  Alderon attempted gyro surveys of the collars of many of these holes as part of the 2010 program, however, it was later concluded that the gyro azimuths were not accurate.  The 2008 drillholes consequently only have inclination data, and no azimuth information and the collar and down-hole azimuths used in the drillhole database are taken to be the planned azimuths for the drillholes or gyro azimuths for the hole tops adjusted to planned collar azimuths.

Alderon suspected early on in the 2010 program that the gyro azimuths were biased.  DGI and investigations by the probe manufacturer concluded that there was a sensor malfunction in the probe.  The result of this sensor problem was that drillhole azimuths were inaccurate, but were precise.  Consequently, down-hole azimuths and changes in azimuth for the 2008 and 2010 drillholes were adjusted to planned collar azimuths which are likely mostly accurate within two to three degrees.  Unfortunately, weather and logistical problems prevented resurveying of holes with the probe once it was repaired.

In the summer of 2011, WGM understands that Alderon plans to re-survey as many drillhole collars as possible for location and azimuth and also if possible complete gyro surveys in the upper parts of the holes that can be accessed.  WGM agrees this is the best approach.  The assumption of drillhole azimuth based on planned collar azimuth, rather than actual accurate measured azimuths, will likely have a minor affect on geological interpretation and the Mineral Resource estimate, but considering that this is an initial resource estimate and more drillholes are required to fully delineate mineralization, WGM is of the opinion that any adverse effect of inaccurate azimuth is small.

Drillhole orientation relative to rock structure varies from nearly perpendicular to dip to almost down dip and the rocks and mineralization are folded.  Accordingly, the relationship between true widths and drillhole intersection length also varies considerably from hole to hole, or even within a hole.  WGM encourages Alderon, as much as possible, to avoid drilling down dip.

WGM also suggests that it label drillhole collars immediately after drill dismount.

WGM has not completed a thorough review of all the down-hole geophysical information.

11.  SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1                                                                        FIELD SAMPLING AND PREPARATION

The description and discussions herein for sampling are for the drilling programs conducted from 2008 to 2011 by Altius and Alderon and are derived mostly from reports and protocol documents completed by or for Altius and Alderon and direct observations by WGM during its site visit.

11.1.1                      2008 DRILL CORE HANDLING AND LOGGING

Core was removed from the core tube by the driller’s helper at the drill and placed into core trays labelled with hole and box number.  Once the tray was filled (approximately 4 to 4.5 m per box) it was secured at both ends, labelled and set aside.  Core was picked up at the drill site by Altius personal each day.  Core was transported from the drill site to a truck road using all terrain vehicles and a trailer.  Core was then transferred to an Altius truck and transported directly to Altius’ secure core facility in Labrador City.  A geologist was always on site at the core facility to receive the core deliveries.  Core boxes were then checked for proper labelling and correct positioning of tags.  The end of box interval was measured and marked on the end of each tray with an orange china marker.  Box numbers, intervals and Hole ID were recorded on a spreadsheet and recorded on aluminum tags which were subsequently stapled to the tray ends for proper cataloguing.  All core was photographed, both wet and dry, in groups of four trays by a geotechnician or geologist.

Rock quality designation (“RQD”), specific gravity and magnetic susceptibility measurements were completed for each drillhole and recorded on spreadsheets.  A measurement of specific gravity was obtained from each lithological unit in each drillhole by selecting short pieces of whole or split core and weighing each in air and in water.  Magnetic susceptibility was measured using a magnetic susceptibility KT-9 Kappameter distributed by Exploranium G.S. Limited by taking one measurement every metre as an approximation of magnetic susceptibility.

A geologist logs the core and records the data on logging sheets. All geological and geotechnical information was recorded digitally at the end of each day.

11.1.2                                                                  2008 SAMPLING APPROACH

Sample intervals were determined on a geological basis, as selected by the drill geologist during logging, and marked out on the drill core with a china marker during descriptive logging.

Core was first aligned in a consistent foliation direction.  Iron formation was sampled systematically at 5 m sample intervals where possible, except where lithological contacts are less than 5 m.

All rock estimated to contain abundant iron oxide was sampled.  In addition, two 3-m samples on either side of all “ore grade” iron formation were taken, where possible, to bracket all “ore grade” iron formation sequences.

11.1.3                                                                  2008 SAMPLING METHOD

The geologist marked the sample intervals with a red china marker and placed lines perpendicular to the core axis at the beginning and end of sample intervals.  The geologist also marked a line along the top of the core, parallel to the core axis, to indicate to the sampling geotechnician where the core should be sawn in half.

Three-part sample tickets, with unique sequential numbers, were used to number and label samples for assay.  One tag contains information about the sample (such as date, hole ID, interval and description) and is kept in the sample log book.  A second tag is stapled into the core box at the beginning of the sample interval.  The third tag is stapled into the plastic poly bags containing that sample for assay.  Sample numbers and intervals were entered into a digital spreadsheet.

Core was sawn in half using a rock saw at the Altius core facility by an Altius geotechnician.  One half of the core comprising the sample is placed into the labelled sample bags and stapled closed immediately after the sample is inserted.  The remaining half of the split core is returned to the core tray and inserted in its original order and orientation and retained for future reference.  Where duplicate samples were required, quarter samples were taken sawn.  Each sample is then secured within plastic pails labelled with the sample number.  Lids were secured on the pails and the pails were then taped closed for extra security.  The buckets were placed onto pallets where they were subsequently shrink-wrapped and also secured with plastic straps for loading onto transport trucks for shipment to SGS-Lakefield.

11.1.4                                                                  2008 CORE STORAGE

After core logging and sampling were completed, core trays containing the reference half or quarter-split core and the archive sections of whole core were stacked on timber and rebar core racks at the Labrador City core facility.

11.1.5                                                                  2010 – 2011 DRILL CORE HANDLING AND LOGGING

Core logging was conducted by several geologists, including Elsa Hernandez-Lyons, William Strain, Bryan Sparrow (Geologist-In-Training), and supervised by Edward Lyons, a member of the Association of Professional Engineers and Geoscientists of British Columbia, the professional Engineers and Geoscientists of Newfoundland and Labrador, and the Ordre des Géologues du Québec.  Mr. Lyons and Ms. Hernandez-Lyons have recent experience on similar deposits in the Fermont, Fire Lake district.

After the core was placed in the core trays, the geologists checked the core for meterage blocks and continuity of core pieces.  The geotechnical logging was done by measuring the core for recovery and rock quality designation (“RQD”).  This logging was done on a drill run block to block basis, generally at nominal three metre intervals.  Core recovery and rock quality data were measured for all holes.  Drill core recovery in most cases was close to 100% with virtually every run 3 m.  The RQD was generally higher than 92%.  Lower values were observed and measured for the first 3 to 5 m of some holes where the core is slightly broken and occasionally slightly weathered.  Near fault shears, RDQ dropped somewhat, but was rarely below 65% and this mainly occurs in the schistose stratigraphic hanging wall Menihek Formation, rather than in the iron formation.

The core was logged for lithology, structure, and mineralization with data entered directly into laptop computers using MSAccess forms developed by Alderon geomatics staff.  Attention was directed at evaluating the percent content of iron oxides as well as the major constituent gangue components of the iron formation using a quaternary diagram developed by Mr. Lyons.  Drillhole locations, sample tables, and geotechnical tables were created in MSAccess separately and are able to be merged with the geological tables at will.

Prior to sample cutting, the core was photographed wet and dry.  Generally, each photo includes five core boxes.  A small white dry-erase board with a label is placed at the top of each photo and provides the drillhole number, box numbers and from-to in metres for the group of trays.  The core box was labelled with an aluminum tag containing the drillhole number, box number and from-to in metres stapled on their left (starting) end.  Library samples approximately 0.1 m long of whole core were commonly taken from most drill holes to represent each lithological unit intersected.  Once the core logging and the sampling mark-up was completed, the boxes were stacked in core racks inside the core facility.  After sampling, the core trays containing the remaining half core and the un-split parts of the drillholes were stored in sequence on pallets in a locked semi-heated warehouse located in the Wabush Industrial Park.  The warehouse contains the entire core from Altius’ 2008 and Alderon’s 2010 drilling campaigns.

11.1.6                                                                  2010-2011 SAMPLE SECURITY

The core was brought in twice daily at shift changes to Alderon’s core facility in a building in Labrador City, NL to reduce the possibility of access by the public near the drill staging area southwest of Labrador City.  Public access to the core facility was restricted by signage and generally closed doors.  Only Alderon or its contractor’s employees were allowed to handle core boxes or to visit the logging or sampling areas inside the facility.  Split core samples were packed in sealed steel drums and strapped onto wood pallets.  The pallets were picked up at the core facility with a fork-lift and loaded into a closed van and carried by TST Transport to SGS- Lakefield, via Baie-Comeau, Québec and Montréal.

11.1.7                                                                  2010 - 2011 SAMPLING APPROACH

The 2010 - 2011 sampling approach was similar to the 2008 approach with most samples taken to start and stop at the meterage blocks, at 3.0 m intervals, with variation in sample limits adaptable to changes in lithology and mineralization.  Samples were therefore generally 3.0 m long and minimum sample length was set at 1.0 m.  Zones of unusual gangue, like Mn-mineralization, or abnormally high carbonate were treated as separate lithologies for sampling.

The bracket or shoulder sampling of all “ore grade” mineralization by low grade or waste material was promoted.  The protocol developed for the program also stated that silicate and silicate iron formation intervals in the zones of oxide iron formation should generally all be sampled unless exceeding 20 m in intersection length.  In the abnormal case, where core lengths for these waste intervals were greater than 20 m, then only the low/nil grade waste intervals marginal to OIF were to be sampled as bracket samples.

In-field Quality Control materials consisting of Blanks, Certified Reference Standards or quarter core Duplicates were inserted into the sample stream with a routine sequential sample numbers at a frequency of one per 10 routine samples.  The Duplicates were located in the sample number sequence within 9 samples of the location of its corresponding “Original”.  The Duplicates accordingly do not necessarily directly follow their corresponding Original.

11.1.8                                                               2010 - 2011 SAMPLING METHOD

Similar to 2008 practice, 2010 and 2011 practice entailed the use of three tag sample books.  Geologists were encouraged to try to use continuous sequences of sample numbers.  The geologists were instructed to mark the Quality Control (“QC”) sample identifiers in the sample books prior to starting any sampling.

The sample intervals and sample identifiers are marked by the geologist onto the core with an arrow, with an indelible pen or wax marker.  The sample limits and sample identifiers are also marked on the core tray.

The book-retained sample tags are marked with the sampling date, drillhole number, the From and To of the sample and the sample type (sawn half core, Blank, Duplicate or Standard) and if Standard, then also record the identity of the Standard.  The first detachable ticket recording the From and To of the sample was stapled into the core tray at the start of the sample interval.  QC sample tags were are also stapled into the core tray at proper location.  Quarter core Duplicates were flagged with flagging tape to alert the core cutters.

The core cutters saw the samples coaxially, as indicated by the markings and then place both halves of the core back into the core tray in original order.  The sampling technicians complete the sampling procedure which involves bagging the samples.

The second detachable sample tags are placed in the plastic sample bags.  These tags do not record sample location.  As an extra precaution against damage, the sample number on these tags was covered over with small piece of clear packing tape.  The sample identifiers were also marked with indelible marker on the sample bags.  The bags are then closed with a cable tie or stapled and placed in numerical order in the sampling area to facilitate shipping.  The samplers inserted the samples designated as Field Blanks before shipping.

Samples are checked and loaded into pails or barrels for shipping.  Pails or barrels are individually labelled with laboratory address and the samples in each shipping container are recorded.

11.1.9                                                               WGM COMMENT ON LOGGING AND SAMPLING

WGM examined sections of Altius’ 2008 drill core during its October 2009 site visit and Alderon’s 2010 drill core during its site visits in July and November 2010 and found the core for both campaigns in good order.  The drill logs have also been reviewed and WGM agrees they are comprehensive and generally are of excellent quality.  Core descriptions in the logs were found to match the drill core.  During WGM’s site visits, sample tickets in the trays were checked and confirmed that they were located as reported in the drill logs.  WGM did not make a site visit during the Winter 2011 program and has not viewed the recent drill core or 2011 sampling and logging.

A drill core sampling approach using 1 m to 5 m long samples respecting lithological contacts is acceptable practice.  Few of the Winter 2011 drillholes completely penetrated and tested the entire Rose North Zone and core recovery was less than optimum for parts of several of these drillholes.  This sparse drilling and less than optimum recovery is a factor in the categorization of mineralization in the Rose North Mineral Resource estimate (see Section 14).  WGM agrees that the Library samples do not materially impact assay reliability and/or accuracy.

11.2                                                                     LABORATORY SAMPLE PREPARATION AND ANALYSIS

11.2.1                                                               2008 LABRATORY SAMPLE PREPARATION

In-lab sample preparation was performed by SGS-Lakefield at its Lakefield, Ontario facility.  SGS is an accredited laboratory meeting the requirements of ISO 9001 and ISO 17025.  Samples were crushed to 9 mesh (2 mm) and 500 g of riffle split sample was pulverized to 200 mesh (75 µm).

11.2.2                                                               2008 SAMPLE ASSAYING

All of Altius’ drill core samples were subject to a standard analysis routine including whole rock analysis (“WR”), by lithium metaborate fusion XRF, FeO by H2SO4/HF acid digest-potassium dichromate titration, and magnetic Fe and Fe3O4 by Satmagan.  Neither the Satmagan nor the FeO determinations were completed on all in-field QA/QC materials.  A group of 14 samples were analysed for S by LECO with sample selection based on visual observation of sulphides in the drill core.  A total of 676 samples, including in-field QC materials, were sent for assay.  Sample and analysis statistics are summarized in Table 15.

TABLE 15.
SAMPLING AND ANALYSIS SUMMARY, ALTIUS 2008 DRILL PROGRAM

Sample Classification	Analysis	Number
Routine	XRF WR and Satmagan	613
S	S	14
In-Field Blank	XRF WR and Satmagan	19
In-Field ¼ Core Duplicate	XRF WR and Satmagan	24
In-Field Standards (TBD-1, SCH-1)	XRF WR and Satmagan	20
SGS-Lakefield Preparation Duplicate		7
SGS-Lakefield Replicates Analytical Duplicates		22
SGS-Lakefield Certified Standards and Blanks	variable

11.2.3                                                               2008 QUALITY ASSURANCE AND QUALITY CONTROL

Altius conducted an in-field QA/QC program during initial core sampling.  SGS-Lakefield also conducted its own in-lab internal QA/QC program.  Samples and analysis for both these programs are summarized in Table 15.

In the field, Standard, Blanks and Duplicate samples were inserted alternately every 10th sample.  The material used for Blank was a relatively pure quartzite and was obtained from a quarry outside of Labrador City.  Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, ¼ for the regular samples, and the remaining half core was returned to the core tray for reference.  The Certified Standard Reference materials used were CANMET’s TBD-1 and SCH-1, CANMET’s FER-4 was used when the TBD-1 material was exhausted in the latter half of the program.  This material was pre-packaged in paper envelopes and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number.  Certified and provisional values for iron and selected other elements for these two standards are listed in Table 16.

TABLE 16.
CERTIFIED STANDARD REFERENCE MATERIALS USED FOR
THE IN-FIELD QA/QC PROGRAM, ALTIUS 2008 and Alderon 2010

Standard		Certified Values
ID	Material	%Fe	%FeO	%SiO2	%Mn	%P	%S
SCH-1	Schefferville Hematite IF	60.73	NA	8.087	0.777	0.054	0.007
TDB-1	Saskatchewan - Diabase -	10.4	NA	50.2	0.1577	0.08	0.03
FER-4	Sherman Mine Ontario — cherty magnetite IF	27.96	15.54	50.07	0.147	0.057	0.11

The nineteen, 2008 drilling campaign field Blanks all returned low values.

Results for %TFe and %Fe3O4Satmagan, FeO, MnO and SiO2 for analysis of Duplicate ¼ drill core samples for both the 2008 and 2010 programs are shown in Section 11.2.6 along with results for 2010 program samples.  The results generally indicate that Original and

Duplicate assays correlate strongly.  There are a few outliers that may represent errors made in the field or in the lab, but generally the results indicate that assays are precise and minimal sampling mix-ups prevail.

The results for the 2008 program Certified Reference Standards are shown in Section 11.2.6 along with results for Alderon’s 2010 samples.  In general, the Standards performed well as indicated by the clustering of results and the concentration averages which are close to the certified reference values summarized in Tables 16.  The Standards were not however assayed for FeO, or had Satmagan determinations completed.  Albeit, such analysis would not have generated a lot of information, as both of the Standards used for the 2008 program contained little magnetite.

SGS-Lakefield’s in-laboratory QA/QC program consisted of assays on Preparation Duplicates which it calls Replicates and Analytical Duplicates which are re-assays of same pulps.  These re-assays, SGS-Lakefield refers to as Duplicates on its Certificates of Analysis.  Preparation Duplicates are second pulps made by splitting off a second portion from a coarse reject.  SGS-Lakefield prepared and assayed Preparation Duplicates and Preparation Blanks at a rate of one every 50 to 70 routine samples.  Analytical Duplicates, which involved a new fusion and disc, were prepared and assayed at a frequency of one sample every 20 to 25 routine samples.

Results for Preparation Duplicates (Replicates) and Analytical Duplicates for the 2008 program for selected elements are shown on Figures 31 to 34 along with results from the 2010 and 2011 programs.

11.2.4                                                               2010 — 2011 LABORATORY SAMPLE PREPARATION

The Primary laboratory for Alderon’s 2010 and 2011 exploration program was again SGS-Lakefield.  Sample preparation for assay included crushing the samples to 75% passing 2 mm.  A 250 g (approximate) sub-sample was then riffled out and pulverized in a ring and puck pulverizer to 80% passing 200 mesh.  Standard SGS-Lakefield QA/QC procedures applied.  These included crushing and pulverizing screen tests at 50 sample intervals.  Davis Tube tests were also performed on selected samples.  The material for the David Tube tests was riffled out directly from the pulverised Head samples.

11.2.5                                                               2010 - 2011 SAMPLE ASSAYING

Alderon’s 2010 — 2011 drill core sample assay protocol was similar to the 2008 protocol with WR analysis for major oxides by lithium metaborate fusion XRF requested for all samples and magnetic Fe or Fe3O4 determined by Satmagan.  For a proportion of 2010 samples, FeO was determined on Heads by H2SO4/HF acid digest - potassium dichromate titration.  For the 2011 Winter program FeO was determined on all Head samples.  Generally where FeO on 2010 Heads was not completed, Davis Tube tests were performed.  Sample selection criteria for 2010 samples for Davis Tube testwork included magnetite by Satmagan greater than 5%, or hematite visually observed by the core logging geologists.  Where Davis Tube tests were completed, Davis Tube magnetic concentrates were generally analysed by XRF for WR major elements.  During the first half of the 2010 program, FeO was also determined in Davis Tube tails.  Alderon made this switch in methodology because it believed Davis Tube tails were being overwashed.  For its Winter 2011 program Davis Tube tests were completed on all samples containing appreciable magnetite, but no determinations of FeO on Davis Tube tails (FeO_DTT) were performed.

In addition to the “routine” assaying 175, 0.1 m, 2010 program samples of half split core samples were sent to SGS-Lakefield for bulk density determination by the weighing-in-water/weighing-in-air method.  The purpose of this work was to provide rock density for different rock types and types of mineralization to calibrate DGI’s down-hole density probe.  These samples were taken from the upper 0.1 m long intervals of routine assay sample intervals each generally 3 m to 4 m long.  After SGS-Lakefield completed the bulk density tests these core pieces were returned to the field, so they could be replaced back into the original core trays.  In addition to the bulk density testwork, 33 sample pulps had SG determined by the gas comparison pycnometer method.

Alderon in 2010 also cut 58 new samples from 2008 drill core that had not been previously sampled and assayed.

Additional assaying was done as part of the QA/QC program and more details concerning the QA/QC program are described in Section 11.2.6.

A total of 5,527, 2010 program samples, including new assays from 2008 drill core and including in-field QC materials were sent for assay.  Sample and analysis statistics for the 2010 program are summarized in Table 17.

For the 2011 Winter program a total of 857 samples (including in-field QC materials were sent for assay to SGS-Lakefield.  Sample and analysis statistics for the 2011 program are summarized in Table 18.  No Secondary Laboratory assaying has been completed but re-assays of a selection of previous samples was completed.

TABLE 17.
SAMPLING AND ANALYSIS SUMMARY, ALDERON 2010 DRILL PROGRAM

Sample Classification	Analysis	Number
Routine (2010 program drillholes — excluding 58 samples from 2008 drill core)	XRF WR	4,944
	Satmagan	4,943
	FeO_H	2,552

Davis Tube Tests (includes field inserted QA/QC materials)	Weight recovery	3,242
	XRF_DTC	2,992
	FeO_DTT	1,761

Assaying and sampling of previously un-sampled 2008 core intervals	XRF WR and Satmagan	58
	FeO_H	41

Re-assay of 2008 pulps	XRF WR and Satmagan	595

In-Field Blank	XRF WR and Satmagan	179
	FeO_H	82

In-Field 1/2 Core Duplicate	XRF WR and Satmagan	167
	FeO_H

In-Field Standards (STD A=FER-4, STD B= SCH-1)	XRF WR and Satmagan	185

Secondary lab (Inspectorate) Check Assaying	XRF WR	287
	FeO_H by HCL-H2SO3	287
	FeO_H by HF-H2SO4	85
	Satmagan	287
SGS-Lakefield Preparation Duplicate	Variable —see text
SGS-Lakefield Replicates Analytical Duplicates	Variable —see text
SGS-Lakefield Certified Standards and Blanks	Variable —see text

TABLE 18.
SAMPLING AND ANALYSIS SUMMARY, ALDERON 2011 WINTER DRILL PROGRAM

Sample Classification	Analysis	Number
Routine	XRF - WR	768
	Satmagan	768
	FeO_H	768

Davis Tube Tests (includes field inserted QA/QC materials)	Weight Recovery	332
	XRF_DTC	329
	FeO_DTT	0

In-Field Blank	XRF WR and Satmagan	24
	FeO_H	24

In-Field 1/2 Core Duplicate	XRF - WR and Satmagan	16
	FeO_H	16

In-Field Standards (STD A=FER-4, STD B= SCH-1)	XRF WR and Satmagan	39

SGS-Lakefield Preparation Duplicate	Variable —see text
SGS-Lakefield Replicates Analytical Duplicates	Variable —see text
SGS-Lakefield Certified Standards and Blanks	Variable —see text

11.2.6                                                               2010—WINTER 2011 QUALITY ASSURANCE AND QUALITY CONTROL

The 2010 and Winter 2011, QA/QC programs, similar to the 2008 program, included components conducted by Alderon that were initiated during core sampling in the field and also components operated by SGS-Lakefield’s as part of its own internal QA/QC program.  Samples and analysis for both these components are summarized in Tables 17 and 18, respectively for 2010 and the Winter 2011 program.  Alderon’s protocols included in-field components involving the insertion of Blanks, Duplicates and Standards into the sample stream going to SGS-Lakefield, plus the re-assaying of a selection of 2008 program pulps and the Check Assaying of a selection of pulps at a Secondary laboratory.  Inspectorate, located in Vancouver, B.C. served as the Secondary Laboratory for the 2010 program.  Inspectorate holds a number of international accreditations, including ISO 17025.

2010 Alderon In-field QA/QC

In the field, Standard, Blanks and Duplicate samples were inserted into the sample stream alternately every 10th sample.  The Certified Standard Reference materials used were CANMET’s TBD-1 changed later to FER-4 and SCH-1.  This material was pre-packaged in ziploc bags and, as required, a sachet was placed in a regular sample bag and given a routine sequential project sample number.  The certified and provisional values and the assay values obtained by Alderon for its 2008 to 2010 programs for iron and other selected elements for SCH-1 and FER-4 are listed in Table 19.

Duplicate samples were collected by quarter sawing the predetermined sample intervals and using ¼ core for the Duplicate sample, and ¼ for the regular samples with the remaining half core returned to the core tray for reference.  The material used for Blanks was the same material used for the 2008 program being crushed quartzite located from local outcrops.

In addition to the in-field insertion of Blanks, Duplicates and Standards, a selection of Altius sample pulps originally assayed as part of the 2008 program were retrieved from storage and re-assayed.  Initial results from this re-assaying raised some issues concerning Satmagan results for several samples.

Figures 16 to 20 present assay results for selected elements for 2008 and 2010 core Duplicates.

Figure 16.                                            Results for Duplicate ¼ split drill core samples - %TFe_H — 2008 and 2010 Programs

Figure 17.                                            Results for Duplicate ¼ split drill core samples - %Fe3O4Satmagan_H — 2008 and 2010 Programs

Figure 18.                                            Results for Duplicate ¼ split drill core samples - %FeO_H — 2008 and 2010 Programs

Figure 19.                                            Results for Duplicate ¼ split drill core samples - %Mn_H — 2008 and 2010 Programs

Figure 20.                                            Results for Duplicate ¼ split drill core samples - %SiO2_H — 2008 and 2010 Programs

Generally Duplicate and Original results are strongly correlated.  A few outliers can be identified.

Results for field-inserted Certified Reference Standards are shown on Figures 21 to 25.  On these plots assay values are plotted against certificate date.

Figure 21.                                            Results for In-Field Standards for %TFe — 2008 and 2010 Programs

Figure 22.                                            Results for In-Field Standards for %SiO2_H — 2008 and 2010 Programs

Figure 23.                                            Results for In-Field Standards for %Mn_H — 2008 and 2010 Programs

Figure 24.                                            Results for In-Field Standards for %FeO_H — 2010 Program

Figure 25.                                            Results for In-Field Standards for %magFe_H — 2010 Program

TABLE 19.
SUMMARY FOR 2008 AND 2010 IN-FIELD CERTIFIED REFERENCE STANDARDS

		%TFe	%SiO2	%Mn	%FeO	%magFe
SCH-1	Certified Value	60.73	8.087	0.777
2008	Average	61.00	8.18	0.77
2010	Average	60.54	8.26	0.76		2.0

FER-4	Certified Value	27.96	50.07	0.147	15.54
2010	Average	27.97	50.14	0.15	15.59	23.9

The results indicate that the Certified Reference Standards performed well for both the 2008 and 2010 programs.  The averages for the Standards assayed at SGS-Lakefield are very close to the Certified Reference values and the charts show that most assays are closely clustered along a constant value line.  There are albeit, occasionally assays that indicate either a Standard was misidentified in the field or mixed-up in the lab, i.e., one sample is identified as SCH-1 on Figure 24 for FeO_H, but possibly it is FER-4 based on its assay value.  Another example is one sample shown on Figure 25 for magFe that reports the wrong value according to Alderon’s sample and assay database.

The estimates of %hmFe used for the Mineral Resource estimate were computed from analytical results from analysis of Head samples, but also from Davis Tube testwork results depending on what type of analytical data was available for any particular sample (see Section 7.2.3).  QA/QC for the Davis Tube tests and assays of their products is consequently also important.

Davis Tube tests were completed on six samples of CANMET’s FER-4 Certified Reference Standard that was inserted into the sample stream in the field.  Only one sample of SCH-1 had a Davis Tube test completed.  There were eight field ¼ core Duplicates where Davis Tube tests were performed, but complete analysis of Davis Tube products were not performed on every one of these Duplicate samples.

Table 20 summarises results for the six samples for Standard FER-4 on which Davis Tube tests were completed.  The results for Head analysis listed in the table are also a component of the results shown on Figures 21 to 25 for the performance of Certified Reference Standards.  The magFe results listed for Satmagan and DT are also a component of Figure 11.  For these six samples, %DTWR ranges from 33% to 37% and Fe_DTC ranges from nearly 63% to nearly 68%.  Three of these samples report SiO2 in DTCs ranging from 5% to 6%, while for the other three instances of FER-4, SiO2 concentrations are approximately 10%.  In WGM’s opinion, these results for silica are curious. The %DTWR appears reasonable but WGM’s expectation would be that the %TFe assays for the DTCs would be more closely clustered.  WGM recommends that Alderon conduct a further review and ascertain any implications.

TABLE 20.
SELECTED ANALYTICAL RESULTS FOR DAVIS TUBE TESTS PERFORMED ON STANDARD FER-4

Sample	%TFe_H	%SiO2_H	%Mn_H	%magFeS at	%magFe DT	%DTWR	%Fe_ DTC	%FeO_ DTT	%SiO2_D TC	%Mn_DT C
NL00503	27.6	49.90	0.15	23.60	22.02	33.03	66.66	7.87	5.53	0.03
NL00905	27.9	50.10	0.15	24.00	23.28	36.82	63.23	7.97	10.30	0.04
NL00902	28.0	50.20	0.15	24.20	23.41	37.23	62.88	7.24	9.96	0.05
NL00031	27.8	50.10	0.15	24.00	22.10	32.84	67.29	7.18	5.86	0.03
NL00603	27.6	50.00	0.15	23.00	23.44	36.95	63.44	7.20	10.10	0.03
NL00170	27.7	50.00	0.15	22.80	23.50	34.63	67.85	7.55	5.44	0.02

Results for the eight core Duplicates are listed in Table 21.  Values of %DTWR for corresponding samples (one pair of samples NL00452, NL00453 excepted) are generally close together.  %TFe, %SiO2 and %Mn in DTCs and FeO in DTT for corresponding samples are also generally similar indicating excellent quality data.

TABLE 21.
SELECTED ANALYTICAL RESULTS FOR DAVIS TUBE TESTS PERFORMED
ON EIGHT DUPLICATE CORE SAMPLES

Sample	RkType	%TFe	Mag FeSat	%FeO_ H	%SiO2_ H	%Mn_ H	%DTWR	%Fe_ DTC	%SiO2_ DTC	%Mn_ DTT	%magFe_ DT	%FeO_ DTT
NL00320	MHIF	29.5	17.2		40.20	1.49	21.7	69.2	0.83	1.12	15.0	1.95
NL00321	MHIF	32.4	16.6		33.00	1.70	22.1	69.0	0.90	1.13	15.3	1.76

NL00903	HIF	34.3	0.5		33.20	3.52	0.0				0.0	0.32
NL00350	HIF	35.8	0.7		31.20	3.91	0.0				0.0	0.31

NL00453	MIF	41.6	39.9		34.30	1.10	57.6	70.6	1.01	0.42	40.7	5.12
NL00452	MIF	38.7	36.5		37.80	1.17	47.6	70.6	1.12	0.40	33.6	5.00

NL00483	HIF	31.8	0.1		28.60	7.47	0.0				0.0	1.71
NL00482	HIF	31.6	0.1		29.80	7.38	0.0				0.0	1.70

NL00513	MHIF	26.9	17.5		46.80	1.50	24.0	69.9	1.16	0.68	16.8	2.60
NL00512	MHIF	26.4	18.2		46.90	1.52	25.2	69.9	1.17	0.7	17.6	2.43

NL00045	MIF	21.9	19.3		47.20	0.50	25.7	70.6	0.86	0.07	18.1	5.05
NL00044	MIF	22.6	19.6		47.10	0.50	26.3	69.9	1.04	0.07	18.4	4.80

NL00793	MIF	29.2	25.8		49.20	0.46	36.5	68.9	2.65	0.29	25.2	4.91
NL00792	MIF	29.4	26.4		48.70	0.46	35.9	68.9	2.24	0.29	24.8	4.59

NL02089	HMIF	36.3	2.8		45.60	1.32	3.9	67.7	4.94	1.1	2.6
NL02088	HMIF	36.7	2.1	0.005	45.10	1.23	2.8

Alderon Winter 2011 In-field QA/QC

Alderon samplers inserted 24 Blanks into the sample stream during the 2011 Winter program.  The material used for Blanks was the same as used previously for the 2010 program.  All the Blanks returned satisfactory assay results summarized in Table 22, indicating minimal sample mix-ups in the field or in the lab.

TABLE 22.
SUMMARY OF RESULTS FOR BLANKS FOR THE WINTER 2011 DRILL PROGRAM

	TFe_H %	FeO_H %	Fe3O4_Sat %	SiO2_H %	Al2O3_H %	Mn_H %
Count	24	24	24	24	24	24
Average	0.28	0.45375	0.775	99.02917	0.240417	0.005625
Min	0.19	0.33	0.2	97.5	0.14	0.005
Max	0.62	0.63	1.4	100	0.34	0.01

Sixteen quarter core Duplicates were submitted to the Primary assay laboratory during the 2011 Winter drill program.  These samples were submitted blind to the lab and provided with a routine sample identifier.  All performed well.  Results for %TFe, %Fe3O4 by Satmagan and %FeO for 26 Head samples are shown on Figures 26 to 28.  The 26 samples include all Rose North samples; 10 from 2010 and 16 from the 2011 Winter program.

The field-inserted Certified Reference Standards for the Winter 2011 program again comprised CANMET materials FER-4 and SCH-1.  Twenty-three instances of FER-4 and 16 instances of SCH-1 were inserted into the sample stream submitted to SGS-Lakefield.  Results for %TFe_H and %SiO2_H, are shown on Figures 29 to 30.  In Table 23 results for %TFe, %SiO2, %Mn, %FeO and %magFe are summarized.  The results indicate that SGS-Lakefield generally produced accurate assay results but for rare occasions errors do occur.

TABLE 23.
SUMMARY FOR 2008, 2010 AND WINTER 2011 IN-FIELD INSERTED
CERTIFIED REFERENCE STANDARDS

		%TFe	%SiO2	%Mn	%FeO	%magFe
SCH-1	Certified Value	60.73	8.087	0.777
2008	Average	61.00	8.18	0.77
2010	Average	60.54	8.26	0.76		2.0
2011 Winter	Average	60.81	8.14	0.78	0.079	1.8

FER-4	Certified Value	27.96	50.07	0.147	15.54
2010	Average	27.97	50.14	0.15	15.59	23.9
2011 Winter	Average	27.90	50.04	0.15	15.73	21.9

Figure 26.               Results for Duplicate ¼ split drill core samples - %TFe_H — 2011Winter Program

Figure 27.               Results for Duplicate ¼ split drill core samples - %Fe3O4_Sat_H — 2011Winter Program

Figure 28.               Results for Duplicate ¼ split drill core samples - %FeO_H — 2011Winter Program

Figure 29.               Results for In-Field Standards for %TFe_H — 2011 Winter Program

Figure 30.               Results for In-Field Standards for %SiO2_H — 2011 Winter Program

Alderon’s 2011 QA/QC program has generally shown that SGS-Lakefield is providing accurate assay data.  Certainly there are occasional samples in the assay database where %FeO_H, %TFe and/or %magFeSat are out of balance and can be readily spotted where re-assaying might result in better quality data.  The most obvious example for the 2011 Winter program is sample NL07611 but there are several other samples of this type of situation.

2008 — 2010 — 2011 SGS-Lakefield Primary Laboratory QA/QC

SGS-Lakefield is an accredited laboratory and operates its own internal QA/QC program involving Preparation Duplicates (Replicates), Analytical Duplicates, Preparation and Analytical Blanks and Certified Reference Standards.

SGS-Lakefield’s internal QA/QC for programs 2008 to 2011 included screen tests for crushing and pulverizing, assays on Preparation Duplicates, Preparation Blanks, Analytical Duplicates, and Blanks and Standards.  These quality control analyses were completed both on Heads and Davis Tube products.

Results for the Preparation Duplicates for TFe_H, magFe_Sat and FeO_H are shown on Figures 31 to 33.  The samples for 2008 and 2010 span Rose Central, Rose North and Mills Lake; the samples for the 2011 Winter program are only from Rose North.  None of the sample repeats for Winter 2011 were assayed for FeO.

Figure 31.               %TFe_H for Preparation Duplicates 2008, 2010 and 2011 results

Figure 32.               %magFeSat_H for Preparation Duplicates 2008, 2010 and 2011 results

Figure 33.               %FeO_H for Preparation Duplicates 2008 and 2010 Results

For most samples the assay results are strongly positively correlated.  The charts for magFe_Sat and FeO_H (see Figure 32 and 33) illustrates that for an occasional determination, random irregularities can occur, probably due to sample mix-up in the lab or during reporting the results.  Closer monitoring of in-laboratory QA/QC results would provide identification of similar questionable results.

Assay results for Analytical Duplicates in terms of %magFeSat (Figure 34), are strongly correlated except for one 2008 sample where an error has obviously occurred.  Assays for Analytical Duplicates are as expected more strongly correlated than for Preparation Duplicates, as Preparation Duplicates include both sub-sampling and analytical variance.

Figure 34.               %magFeSat_H for Analytical Duplicates 2008, 2010 and 2011 Results

The Analytical Duplicates discussed above are all Head analysis.  SGS-Lakefield also assayed Analytical Duplicates during analysis of Davis Tube products.

SGS-Lakefield’s Analytical Blanks, for the 2008 and 2010 (N=137), 2011 Winter (N=19) Head assay programs all returned assays of less than 0.01%TFe.  Preparation Blanks generally returned approximately 5% to 6% TFe, although there were a few higher values indicating some occasional carryover iron during sample preparation.  Analytical Blanks for the assay of Davis Tube concentrates also all returned assays of less than 0.01%TFe.

Figures 35 and 36 show the results for the Certified Reference Standards SGS-Lakefield used during Alderon’s 2010 program to monitor and control Head assays for TFe and FeO_H.  Similar plots can be constructed to illustrate the behaviour of all other analytes.

Table 24 summarizes results in terms of Fe, FeO and SiO2 for all Certified Reference Standards used for Head analysis for the 2008, 2010 and 2011 programs. Similarly Table 25 summarizes results in terms of Fe, FeO and SiO2 for all Certified Reference Standards used for analysis of Davis Tube magnetic concentrates for the 2008, 2010 and 2011 programs.  The Standards come from a variety of providers and represent a variety of materials.

Figure 35.               Performance of SGS-Lakefield Certified Reference Standards - %TFe_H 2010 and 2011 Programs

Figure 36.               Performance of SGS-Lakefield Certified Reference Standards - %FeO_H 2010 and 2011 Programs

TABLE 24.
PERFORMANCE OF SGS-LAKEFIELD CERTIFIED REFERENCE STANDARDS
%TFE, FeO and SiO2 Heads — 2008, 2010 AND 2011 PROGRAMS

STD ID	%Fe Certified Value	Number of Samples	%Fe_H Avg	%Fe_H Min	%Fe_H Max	%FeO Certified Value	Number of Samples	%FeO_H Avg	%FeO_H Min	%FeO_H Max	%SiO2 Certified Value	Number of Samples	%SiO2_H Avg	%SiO2_H Min	%SiO2_H Max
676-1	39.76	2	39.73	39.73	39.73		0				13.69	2	13.70	13.60	13.80
680-1	59.98	1	59.81	59.81	59.81		0				8.98	1	9.02	9.02	9.02
681-1	33.21	52	33.25	32.88	33.58		1	17.90	17.9	17.9	17.79	52	17.93	17.70	18.10
879-1	18.97	2	18.68	18.61	18.75		0				8.81	2	8.80	8.78	8.82
BCS-313		5	2.89	0.005	7.21		0					5	60.95	2.42	100.00
FER-1	53.04	0				23.34	75	23.32	23.16	23.6	16.95	0
FER-2	27.59	0				15.24	19	15.88	15.26	23.48	49.21	0
FER-4	27.96	0				15.54	57	15.64	15.43	15.83	50.07	0
GBW03114	0.33	1	0.34	0.34	0.34		0				89.59	1	89.60	89.60	89.60
GIOP-31	37.4	9	37.49	37.29	37.64		1	27.60	27.6	27.6	27.3	9	27.28	26.80	27.60
GIOP-32	30.2	5	30.33	30.22	30.5		0				50	5	49.86	49.60	50.10
IPT 123	65.1	27	65.00	64.57	65.55		0				2.76	27	2.76	2.70	2.81
IPT 51	0.83	2	0.84	0.83	0.84		0				55	2	55.05	55.00	55.10
IPT 72	0.06	3	0.06	0.06	0.06		0				66.2	3	65.93	65.60	66.60
MW-1	66.08	0				1.75	72	1.70	1.61	1.8	4.6	0
NBS-69b		1	4.90	4.9	4.9		0					1	13.40	13.40	13.40
NCS DC14004a	65.58	10	64.72	62.68	66.04	1.57	0				3.06	10	3.76	3.04	5.37
SARM-12	66.6	79	66.62	66.18	67.23		2	0.37	0.36	0.38	0.342	79	0.35	0.33	0.38
SARM-5	8.84	3	8.97	8.88	9.02	10.59	0				51.1	3	51.00	50.90	51.20
SCH-1	60.73	56	60.74	60.37	61.07		0				8.08	56	8.12	7.98	8.25
SY4	4.34	6	4.36	4.32	4.41		0				49.9	6	49.78	49.70	49.90

TABLE 25.
PERFORMANCE OF SGS-LAKEFIELD CERTIFIED REFERENCE STANDARDS
%FE,SIO2 AND MN DAVIS TUBE CONCENTRATES — 2008, 2010 AND 2011 PROGRAMS

Standard ID	%Fe Certified Value	Number of Samples	%Fe _DTC Avg	%Fe _DTC Min	%Fe _DTC Max	%SiO2 Certified Value	Number of Samples	%SiO2 _DTC Avg	%SiO2 _DTC Min	%SiO2 _DTC Max	%Mn Certified Value	Number of Samples	%Mn _DTC Avg	%Mn _DTC Min	%Mn _DTC Max
681-1	33.21	40	33.29	33.02	33.65	17.79	40	17.91	17.70	18.00	0.22	40	0.22	0.22	0.22
GBM304-15		1	18.96	18.96	18.96		1	58.00	58.00	58.00		1	0.16	0.16	0.16
GBM904-15		1	14.27	14.27	14.27		1	68.20	68.20	68.20		1	1.52	1.52	1.52
IPT 123	65.1	10	65.07	64.64	65.41	2.76	10	2.76	2.73	2.80	0.073	10	0.08	0.06	0.09
NCS DC14004a	65.58	1	65.48	65.48	65.48	3.06	1	3.11	3.11	3.11	0.102	1	0.11	0.11	0.11
NCS DC14004b	62.79	1	62.89	62.89	62.89	5.31	1	5.36	5.36	5.36	0.13	1	0.13	0.13	0.13
SARM-12	66.6	65	66.58	65.97	67.02	0.342	65	0.35	0.33	0.36	0.17	65	0.17	0.16	0.19
SCH-1	60.73	75	60.75	60.09	61.07	8.08	75	8.12	8.02	8.25	0.777	75	0.77	0.74	0.81

Figure 36 and Table 24 show results for one sample labelled FER-2 that returned an assay value for FeO that is out of line with expectations.  WGM recommends that Alderon investigate to determine if the error is due to a mis-entry in the assay database or a lab error.  For the Winter 2011 program Certified Reference Standard NCS DC14004a (see Figure 35) returned lower %TFe values than expected and lower values than it had during the 2010 program.  WGM recommends that Alderon bring this issue to SGS-Lakefield’s attention.

Secondary Laboratory — Inspectorate Check Assay Program

Two hundred and eighty-seven pulps from eight different Alderon drillholes representing different lithology and mineralization were forwarded to Inspectorate Labs, Vancouver in January 2011.

Analysis for WR by XRF, S, FeO by potassium dichromate titration and Satmagan were completed.  Initially, the FeO analysis was completed using a HCL-H2SO4 digestion.  Subsequently, a selection of samples was re analysed using a HF-H2SO4 digestion.  The HF-H2SO4 digestion is similar to SGS-Lakefield’s digestion and is required in order to break down silicates so near total Fe can be measured.  Figures 37 to 41 show Inspectorate assays versus SGS-Lakefield’s original results for corresponding samples.

Figure 37.               %TFe_H at Inspectorate vs. SGS-Lakefield

Figure 38.               %FeO_H by HF-H2SO4 digestion at Inspectorate vs. SGS-Lakefield

Figure 39.               %magFeSat at Inspectorate vs. SGS-Lakefield

Figure 40.               %MnO_H at Inspectorate vs. SGS-Lakefield

Figure 41.               %SiO2_H at Inspectorate vs. SGS-Lakefield

The WR Check Assaying results indicate that SGS-Lakefield’s assays of TFe, SiO2 and MnO are reliable and unbiased.  The FeO results from Inspectorate are strongly positively correlated with original SGS-Lakefield results, but are biased slightly lower.  The Satmagan determinations completed at Inspectorate are also highly correlated with original SGS-Lakefield results, but are systematically biased slightly higher.  If Inspectorate’s Satmagan and FeO results are more accurate than SGS-Lakefield’s it would mean that estimates of %magFe for the Mineral Resource estimate are perhaps very slightly low.  Assuming Inspectorate’s FeO and Satmagans are more correct than SGS-Lakefield’s, then estimated %hmFe probably would not change much because Inspectorate’s results are both higher in magnetic Fe and lower in FeO.

The samples at Inspectorate were also assayed for S and only a few samples from the project have been previously assayed for S.  The new S results confirm that mineralization is generally low in S, but there are occasional intervals with S at levels of 1% to 3%.  WGM recommends that Alderon check these samples against drill logs and, if required, against archived drill core to confirm, if possible the presence of sulphides in these sample intervals.

11.2.7                                  WGM COMMENT ON 2008, 2010 AND 2011 SAMPLING AND ASSAYING

Alderon’s programs 2010 through 2011 included credible sampling, assaying and QA/QC components that helped to assure quality exploration data.  Its programs included the re-logging of Altius’ 2008 core and the re-assaying of a selection of Altius’ samples.  QA/QC protocols for both Altius’ and Alderon’s programs included in-field insertion of Standards, Duplicates and Certified Reference Standards.  In addition, Alderon supplemented its 2010 regular assaying with Secondary Laboratory Check assaying

Alderon maintained active monitoring of field-QA/QC results as they were received and undertook re-assaying when assay or sample irregularities were observed.  A tracking table was used to track QA/QC issues.

During its 2010 program, Alderon requested SGS-Lakefield to supplement its internal QA/QC protocol to help ensure improved quality of iron assays.  These measures included:

•                  checking magnetic iron from Satmagan against %TFe and in the case where the magFe exceeded the TFe, repeat the Satmagan determination; and

•                  where Davis Tube tests and Satmagan were both completed, check Satmagan results against the Davis Tube results and repeat determinations as required to mitigate any discrepancy.

This modified protocol was not established until part way through the 2010 assay program, but should have lead to improved quality of data, particularly helping to mitigate random Satmagan errors.

Some errors in logging, sampling and assaying are identifiable from results returned, but WGM has not identified any material errors that delegitimize logging, sampling and/or assaying results and believes program results are of sufficient quality to support the Mineral Resource estimate.

In WGM’s opinion, areas for improvement include developing more awareness towards:

•                  Identifying drillers core block meterage errors during logging and reconciling down-hole probe depths with drillers hole depths prior to detailed logging and sampling being undertaken;

•                  More attention to drillhole planning so drillholes better cross cut zones of mineralization;

•                  Simplifying the database in terms of the number of data tables by combining related data in the same tables, i.e., combining Davis Tube results (mass recoveries and concentrate analysis) in one table and combining in-lab QA/QC results with assays for routine sample;

•                  Avoiding repetitive data in assay tables such as certificate dates that can be more simply and better derived from separate tables through table joins;

•                  Develop a written protocol specifying the criteria for identifying and selecting questionable sample results (QA/QC-failures) and the steps to be taken to when dealing with questionable sample results.

•                  Still more rigorous monitoring and follow-up of both in-lab and in-field QA/QC issues including more Check Assaying of samples adjacent to suspected errors; and

•                  Filing retained core on core racks rather than stacking, so logged and sampled core is more readily accessible for review and checking;

•                  More SG/Density determinations, preferentially on routine sample intervals.

12.  DATA VERIFICATION

WGM Senior Associate Geologist, Richard Risto, P.Geo., visited the Property twice in 2010 while Alderon’s drilling program was in progress.  The first visit was completed August 3 to August 6 and the second from November 1 to November 3, 2010.  This initial visit was to initiate the project review process.  Alderon’s Chief Geologist, Mr. Edward Lyons, P.Geo. (BC), géo (QC), P.Geo. (NL) and Doris Fox, P.Geo., Kami Project Manager, EGM Exploration Group Management Corp. (an Alderon associate company) were hosts for the visit.  Mr. Risto reviewed drilling completed to date, proposed drilling strategy, deposit interpretation, logging and sampling procedures and visited the Property to see previous drilling sites and drilling in progress.  Mr. Risto reviewed with the project manager the details of the planned work program, including the company’s analytical and testing protocols to facilitate the planned Mineral Resource estimate.

The November site visit was made as the completion of the drilling program was pending with approximately 3,000 m remaining to be drilled.  The purpose of this site visit was to review new data and ongoing drilling plans and for the collection of independent samples.  ADR Chief Geologist, Mr. Edward Lyons, was again host for the visit.  Mr. Risto reviewed drilling completed to date, proposed drilling strategy for the remainder of the program, discussed deposit interpretation, collected independent drill core samples and again visited the Property to check drilling sites.

In October, 2009, WGM Senior Geologist, David Power-Fardy, P.Geo., accompanied by EGM representative, Mr. Stewart Wallis, P.Geo., and Altius representative Geologist, Ms. Carol Seymour, completed a site visit to the project.  Drill core was reviewed at Altius’ core storage facility in Wabush on October 6 and again on October 8.  Facilitated by helicopter, Mr. Power-Fardy, Mr. Wallis and Ms. Seymour visited the Property on October 7.  WGM independently collected 15 samples from 2008 drillholes and these samples were sent to SGS-Lakefield for analysis.

On checking the drill sites during its July 2010 Site Visit, WGM found that the drill collars were not labelled so it was not possible to be certain of individual drillhole identity.  WGM recommended that collars be labelled when the drills dismount or very shortly afterwards.  During its November 2010 Site Visit, WGM found that the collars were now labelled and capped.  WGM validated drillhole locations in the field using a hand-held GPS and checked casing inclinations.  Mr. Risto found that his Eastings and Northings closely matched those in Alderon’s database within a few metres and dips closely matched database dips to within ±3o.  WGM also validated logging and sampling procedures.  Check logging and checking sample locations in core trays validated Alderon’s logging and sampling.  As a component of the work plan, towards the Mineral Resource estimate (Section 14), WGM checked a random selection of assays in Alderon’s database versus SGS-Lakefield analytical certificates.  During this process, some omissions and errors were identified which were communicated to Alderon and these errors and omissions were fixed.  The assay Quality and Control section of the report (Section 11.2.6) was completed by WGM independently of Alderon based on data provided by Alderon.  WGM also independently completed the calculations leading to the estimates of %hmFe used in the Rose North Mineral Resource estimate and formulated the SG model.

Table 26 lists locations for WGM’s eleven independent samples collected in 2010, as well as the samples collected from Altius’ drill core during WGM’s 2009 Site Visit.  Table 27 provides the analytical results for all of the 2010 and 2009 WGM independent samples and the corresponding Alderon and Altius assay results for the original samples.  The Alderon and WGM 2010 samples represent different halves of the split core.  WGM’s 2009 samples were quarter core samples.  Figures 42 to 46 illustrate the results graphically.

TABLE 26.
SUMMARY OF WGM INDEPENDENT SECOND HALF CORE SAMPLING

WGM ID	Sample_ID	Drillhole_ID	From (m)	To (m)	Lith Code
KWGM-01	NL03634	K-10-83	306.60	310.00	HIF
KWGM-02	NL04545	K-10-83	592.00	595.00	MIF
KWGM-03	NL04231	K-10-85	230.00	233.00	MIF
KWGM-04	NL03537	K-10-85	44.00	47.00	QCIF
KWGM-05	NL04229	K-10-85	224.00	227.00	HIF
KWGM-06	NL04133	K-10-84	333.00	336.00	MIF
KWGM-07	NL04974	K-10-81A	308.00	310.00	MHIF
KWGM-08	NL01407	K-10-37A	591.00	594.00	SIF
KWGM-09	NL00530	K-10-27	652.00	655.00	MIF
KWGM-10	NL02404	K-10-63	14.00	16.00	MIF
KWGM-11	NL02965	K-10-46	42.50	44.60	HMIF

2663	2016	K-08-01	74.40	79.40	MHIF
2664	2148	K-08-07	33.00	36.40	MIF
2665	2372	K-08-13	75.10	78.00	MIF
2666	4510	K-08-19	69.23	71.64	MIF
2667	4592	K-08-21	36.91	39.60	MIF
2668	2440	K-08-16	306.75	311.66	MIF
2669	2121	K-08-06	117.00	122.00	MIF
2670	2078	K-08-02	85.65	90.65	MIF
2671	2383	K-08-15	115.23	116.23	MIF
2672	4614	K-08-24	247.50	249.62	MIF
2673	4534	K-08-20	216.95	221.95	MIF
2674	4580	K-08-20	400.27	402.89	MIF
2675	2139	K-08-08	88.95	93.95	MIF
2676	2003	K-08-01	14.20	16.60	MIF
2677	2495	K-08-18	286.32	291.32	HIF

TABLE 27.

COMPARISON OF ANALYTICAL RESULTS

WGM INDEPENDENT SAMPLE ASSAYS VERSUS 2010 AND 2008 ORIGINAL SAMPLE ASSAYS

Sample ID	TFe (%)	magFe (%)	FeO (%)	SiO2 (%)	TiO2 (%)	Al2O3 (%)	MgO (%)	CaO (%)	Na2O (%)	K2O (%)	Mn (%)	P2O5 (%)	S (%)	SG
NL03634	32.17	0.05	0.72	32.20	0.01	0.03	1.46	2.46	1.98	0.01	9.14	0.04
KWGM-01	31.89	0.10	0.77	32.80	0.01	0.07	1.54	2.46	2.10	0.01	9.37	0.04		3.92

NL04545	33.01	30.10	16.78	38.60	0.01	0.28	2.43	3.21	0.06	0.02	1.84	0.06
KWGM-02	29.38	27.40	14.75	45.40	0.01	0.27	2.30	2.93	0.07	0.04	1.56	0.06		3.44

NL04231	33.08	27.40	18.96	45.30	0.01	0.15	3.55	1.50	0.01	0.03	0.94	0.05
KWGM-03	32.45	27.80	18.60	46.20	0.01	0.15	3.61	1.27	0.02	0.03	0.92	0.05		3.58

NL03537	15.53	1.50	19.07	46.20	0.01	0.17	5.44	8.14	0.02	0.01	0.72	0.06
KWGM-04	14.34	1.40	17.79	50.10	0.01	0.11	4.98	7.81	0.02	0.01	0.65	0.05		3.20

NL04229	36.79	0.60	1.18	36.30	0.02	0.12	1.82	2.36	0.05	0.09	2.08	0.03
KWGM-05	36.23	1.20	1.26	36.60	0.01	0.09	1.75	2.28	0.07	0.09	1.98	0.03		3.75

NL04133	33.71	32.60	13.80	49.40	0.01	0.10	0.56	1.17	0.01	0.01	0.68	0.03
KWGM-06	34.34	34.10	14.30	47.70	0.01	0.09	0.51	1.15	0.01	0.01	0.69	0.04		3.63

NL04974	29.94	12.20	5.97	48.60	0.01	0.16	2.04	2.20	0.03	0.02	0.59	0.03
KWGM-07	28.47	11.90	5.98	51.10	0.01	0.16	2.10	2.22	0.02	0.01	0.58	0.03		3.36

NL01407	23.57	1.10		50.90	0.10	0.90	3.50	1.46	0.04	0.13	1.79	0.17
KWGM-08	21.05	0.90	26.13	58.00	0.09	0.74	3.31	1.11	0.05	0.13	1.53	0.14		3.28

NL00530	28.96	23.50		42.60	0.01	0.05	1.78	5.58	0.01	0.01	1.61	0.02
KWGM-09	28.89	23.10	11.11	43.90	0.01	0.01	1.65	5.15	0.02	0.01	1.46	0.02		3.52

NL02404	31.06	18.40	24.68	46.10	0.01	0.10	2.19	2.32	0.05	0.01	2.62	0.02
KWGM-10	30.99	18.10	25.05	46.70	0.01	0.08	2.19	2.27	0.04	0.01	2.56	0.01		3.57

NL02965	18.26	2.20		58.20	0.04	0.11	0.41	5.47	0.04	0.01	2.88	0.02
KWGM-11	17.56	2.40	1.47	60.80	0.03	0.04	0.32	4.62	0.06	0.01	2.54	0.02		3.20

02016	36.93	28.00	11.90	36.50	0.01	0.08	1.35	3.79	0.01	0.01	1.19	0.02
2663	36.16	27.20	11.96	37.30	0.01	0.06	1.34	3.85	0.01	0.01	1.15	0.02	0.01	3.60

02148	29.10	15.00	25.30	42.80	0.03	0.27	4.00	3.59	0.03	0.04	1.12	0.06
2664	32.17	22.50	22.99	42.40	0.02	0.26	2.66	2.60	0.03	0.03	1.05	0.05	0.01	3.51

02372	24.27	22.70	13.05	48.30	0.01	0.12	2.98	5.42	0.10	0.01	0.26	0.03
2665	24.06	22.00	12.99	48.80	0.01	0.14	3.07	5.48	0.02	0.01	0.23	0.02	0.18	3.19

04510	25.81	21.90	10.48	48.60	0.01	0.02	2.81	5.27	0.01	0.01	0.22	0.01
2666	26.65	21.40	10.70	46.60	0.01	0.01	2.81	5.62	0.10	0.01	0.22	0.01	0.01	3.30

04592	28.26	26.80	14.53	43.40	0.01	0.02	2.35	5.54	0.01	0.01	0.88	0.02
2667	28.82	27.90	14.49	44.80	0.01	0.01	2.21	4.91	0.01	0.01	0.78	0.01	0.01	3.37

02440	40.15	40.30	17.73	37.90	0.01	0.18	1.63	1.96	0.07	0.03	0.39	0.04
2668	40.99	41.10	18.61	35.80	0.01	0.37	1.79	2.20	0.02	0.03	0.42	0.03	0.01	3.70

02121	32.03	32.00	12.13	46.20	0.02	0.22	3.37	1.31	0.01	0.12	0.74	0.05
2669	32.94	33.00	14.79	45.60	0.01	0.23	3.35	1.32	0.02	0.13	0.70	0.05	0.01	3.52

02078	28.40	27.00	14.58	45.60	0.10	1.96	3.61	2.38	0.43	0.48	0.53	0.07
2670	28.75	27.00	14.67	46.40	0.08	1.71	3.52	2.39	0.34	0.42	0.52	0.08	0.04	3.37

02383	33.08	29.00	19.23	43.10	0.01	0.18	3.16	2.32	0.07	0.03	0.74	0.04
2671	30.99	26.40	18.31	46.30	0.01	0.17	3.20	2.30	0.01	0.03	0.72	0.03	0.01	3.42

04614	32.31	25.90	17.64	40.70	0.06	0.97	1.61	4.19	0.01	0.02	0.72	0.06
2672	30.92	26.40	15.70	44.80	0.02	0.31	1.50	4.18	0.01	0.01	0.63	0.05	1.77	3.38

04534	36.30	36.20	15.24	38.50	0.02	0.14	2.34	2.85	0.01	0.02	1.86	0.05
2673	35.46	36.10	14.70	39.10	0.01	0.15	2.35	2.73	0.13	0.02	1.77	0.04	0.01	3.56

04580	33.57	31.60	15.87	45.90	0.02	0.26	2.85	1.26	0.01	0.05	0.87	0.05
2674	32.24	30.80	15.26	46.60	0.02	0.29	2.86	1.30	0.01	0.05	0.81	0.05	0.01	3.39

02139	21.75	22.00	10.78	52.70	0.01	0.09	2.59	5.00	0.01	0.02	1.57	0.03
2675	25.60	25.60	11.95	49.10	0.01	0.07	2.29	4.43	0.01	0.01	1.56	0.03	0.01	3.30

02003	31.41	31.00	15.02	41.40	0.01	0.14	3.40	0.50	0.01	0.01	4.9	0.04
2676	32.17	31.90	15.42	41.40	0.01	0.12	3.33	0.50	0.01	0.01	4.57	0.03	0.02	3.59

02495	27.42	0.40	0.76	48.60	0.03	0.47	3.08	2.53	0.01	0.29	0.96	0.03
2677	27.21	0.50	0.62	50.00	0.02	0.42	2.98	2.59	0.07	0.25	0.96	0.03	0.02	3.35

Notes: Alderon and Altius samples and results are shaded. WGM 2008 samples were quarter core; 2010 samples were half split core.

Figure 42.               %TFe_H for WGM Independent Sample vs. Alderon or Altius Original Sample

Figure 43.               %magFe_H (Satmagan) for WGM Independent Sample vs. Alderon or Altius Original Sample

Figure 44.               %FeO_H for WGM Independent Sample vs. Alderon or Altius Original Sample

Figure 45.               %SiO2_H for WGM Independent Sample vs. Alderon or Altius Original Sample

Figure 46.               %Mn_H for WGM Independent Sample vs. Alderon or Altius Original Sample

Assay results for WGM Independent samples and corresponding Alderon sample are generally strongly correlated indicating generally reliable and precise assays and the minimal probability of any sample mix-ups in the field or in the lab.  Two samples, KWGM-02 and KWGM-08, reported SiO2 assays that diverge noticeably from Alderon Original values but assays for other components in these same two samples are generally within 1% to 2% of each other.  Similarly, %magFeSat for WGM’s 2009 sample 2664 and corresponding Altius sample 02148 shows more variance than might be expected, but other assay components are within a close range.  WGM concludes Alderon and Altius sampling and assaying is generally reliable.

Results for SG are given in the Section 7.2.3 under Mineralization in this report.

13.  MINERAL PROCESSING AND METALLURGICAL TESTING

13.1                        GENERAL

The Kami deposit has been subjected to two metallurgical test programs starting in 2009 with the initial work by Atlius Resources carrying out a series of tests on two drillholes in the Rose Central Zone.  The second and more extensive program was carried out by Alderon Resources Corp. starting in 2010 in conjunction with the drilling program utilizing drill core and assay rejects.  All work to date has been limited to bench scale testing on drill core and targeted at definition of all metallurgical characteristics necessary to select a suitable process flowsheet for production of saleable concentrates from the deposit.

While this report is focused solely on the Mineral Resources in the Rose North Zone of the Kami deposit, the metallurgical characteristics that have been defined to date on the Rose Central Zone are considered generally applicable to the entire deposit, but subject to some variations that have already been recognized.  The metallurgical work that was completed in 2011 forms the basis of a PEA that has been completed by BBA in September 2011 on the Rose Central Zone.  The report has concluded that the deposit will support the development of an economic mine based on the production of 8.0 Mtpy of concentrate.

The indicated presence of manganese in the Kami deposit requires careful consideration in the final process development work to ensure the selected flowsheet can maintain market specifications on the mineralization that is ultimately included in the project Mineral Resources/Reserves and the mine plan.  As specifications for iron ore concentrates may become more stringent in a more balanced market than has occurred in recent years, acceptable levels of manganese in concentrates and pellets may be reduced from current market acceptance.   Potential strategies for managing manganese levels to meet the specifications of the world iron ore market may include more selective mining, ore blending, process variations, and further treatment of concentrates.

Another campaign of testwork is planned to advance the processing specifications to support a project feasibility study.  The estimated cost of the additional work is $1.2 million.

13.2                        2010-2011  TESTWORK PROGRAM

In support of the initial economic studies on the Kami deposits, the initial phase of extensive metallurgical testwork was developed by BBA based on the initial testwork results.  The work was completed using drill core from the diamond drilling program on the Rose Central Zone. The objective was to identify the coarsest size fractions that could be concentrated into saleable concentrates using the gravity and magnetic separation characteristics as used in the four neighbouring iron ore operations at Mount Wright, Wabush, Bloom Lake and Labrador City.  The test results were used in a conceptual flowsheet design to support the PEA completed by BBA.  The results of metallurgical testwork were published in a report by SGS entitled “The Gravity and Magnetic Separation Characteristics of Samples from Kamistiatusset Deposit” for Alderon Resources Corp., August 2011.

13.2.1                      SAMPLE MATERIAL

To support this testwork, five samples were composited based on variations in the mineralogy and particularly magnetite and hematite, as well as manganese.  Four of the samples are from the Rose Central Deposit, with one sample high in magnetite, one sample high in hematite, one sample a mixture of magnetite and hematite, and one sample a composite of the first three from the Rose Central Deposit.  A fifth sample was composited from the adjacent Mills Lake Deposit. The Head analysis of the samples used is shown in Table 28.

TABLE 28.
HEAD ANALYSIS OF KAMI SAMPLES

13.2.2                      SAMPLE TESTING

Each sample was characterized at three particle size fractions; -225/+212 microns, -212/+75 microns and -75/+45 microns. Each of the fractions was subjected to the following series of tests:

•                  Head chemical analysis;

•                  Analysis and distribution on the size fractions;

•                  Heavy liquid separation;

•                  Davis Tube magnetic separation on the sizes;

•                  QEMSCAN on each size fraction to evaluate liberation;

•                  Optical Microscope work on each fraction;

•                  Grindability tests;

•                  Microprobe analysis; and

•                  Wilfley Table testing on selected fractions.

Following grinding to 100% passing 35 mesh, the four composite samples were subjected to an analysis of weight distribution by screen fractions at 35, 65, 200 and 325 mesh, with full Head analysis, QEMSCAN analysis, heavy liquid separation, and magnetic and gravity separation testing on each of the size fractions.  Manganese was tracked in the various concentrates produced in the comparative testing.  The results of this testwork were considered in selecting the process flowsheet for the PEA.

13.2.3                      GENERAL TESTWORK CONCLUSIONS

The testwork results indicated that iron mineralization in the Rose Central Zone would liberate between a range of 150 to 300 microns with a coarser liberation in the hematite-rich zone and finer liberation in the magnetite-rich zone.  The main gangue minerals to be rejected are quartz, carbonates and silicates.  Manganese occurs predominantly in carbonates in the higher hematite zones bonded with the magnetite mineralization.  Unrecoverable iron in carbonates and silicates are present throughout the deposit with about 13% in the magnetite-rich zones and about 6% in the hematite-rich zones.

The Mills Deposit testwork demonstrated a finer liberation size at 100 microns and was not considered part of the study and subsequent testwork was focused on the Rose Central samples.

13.2.4                      COMMUNITION REQUIREMENTS

Grindability testing on the samples indicated the power requirement would be 3.7 to 4.0 kW/t to reach liberation.  One of the five samples indicated an errant value and was disregarded.  The drop weight testing indicated the potential to build high recirculating loads with a critical size with autogenous grinding that will require further testing to resolve.  This work index indicates that the communition circuit for the concentrator would consist of primary crushing, possibly autogenous grinding in closed circuit, with screens.

13.2.5                      GRAVITY AND MAGNETIC IRON RECOVERY

The results of the gravity and magnetic separation testwork indicate a probable flowsheet of spiral separators followed by magnetic separation employed on the spiral tailings, with the concentrate reground for final magnetic separation.  The Wilfley Table was used in the testwork to simulate the potential gravity recovery operation, while the Davis Tube magnetic separator was used to simulate the potential magnetic recovery of a concentrate from the gravity tailings with LIMS.  This flowsheet is typical of that in the other four concentrators in Labrador West.  A simplified process flowsheet that was used in the recent PEA is shown in Figure 47.

Figure 47.               Simplified Process Flowsheet for the Kami Deposit

Based on the testwork, it was indicated that a combined gravity and magnetic concentrate would be produced at a grade of 65.5% Fe, 4.5% SiO2 and 0.75% Mn.  The weight yield would be approximately 37.8% with an Fe recovery of 82.8%.  The gravity concentrate would make up about 78% of the final concentrate.  The summary results of the gravity and magnetic testwork is shown in Table 29.

TABLE 29.

SUMMARY OF WILFLEY TABLE AND DAVIS TUBE TEST RESULTS

		Wilfley Table Tests					DT Tests
		Weight	Fe (%)		Sat (%)		Concentrate
		(%)	Grade	Rec	Grade	Rec	Fe(%)	Fe % Rec	Weight (%)
RC1 - 425/+212	Conc	23.9	69.0	54.6	27.5	49.4	69.9	32.4	31.9
	Middling	14.1	64.3	30.1	29.2	31.0	67.1	36.0	34.2
	Tails	61.9	7.5	15.3	4.2	19.6	17.3	40.8	20.4
RC2 - 425/+212	Conc	28.9	69.1	67.2	48.2	67.5	69.9	57.9	57.3
	Middling	5.8	61.5	12.0	45.5	12.8	63.5	65.8	62.7
	Tails	65.3	9.4	20.8	6.2	19.7	15.6	45.1	39.6
RC3 - 425/+212	Conc	13.7	69.0	43.4	78.7	57.9	69.9	85.3	83.9
	Middling	3.6	43.2	7.0	36.0	6.9	49.9	72.0	63.1
	Tails	82.8	13.0	49.5	7.9	35.2	17.5	63.2	46.6
RC3 - 212/+75	Conc	29.1	65.5	66.6	84.3	78.7	68.8	84.7	77.4
	Middling	8.2	48.1	13.8	52.3	13.8	57.8	81.2	63.9
	Tails	62.7	8.9	19.6	3.7	7.5	14.3	37.5	23.2
RC4 - 425/+212	Conc	14.8	69.7	38.0	50.1	40.0	70.6	56.2	54.9
	Middling	10.6	66.3	25.7	47.4	27.0	68.0	55.9	54.0
	Tails	74.6	13.2	36.3	8.2	33.0	20.6	59.7	39.2

13.2.6                      CONCENTRATE CHARACTERISTICS

Current indications are that grinding the primary ore to minus 35 mesh will allow recovery of a saleable gravity concentrate.  Regrinding of the magnetics recovered from the gravity tails will be required to make a magnetic concentrate that meets market requirements.  The coarse liberation of the iron at minus at 35 mesh and the high component of gravity concentrate (78%) will provide a suitable product for sinter feed and possibly pellet production.  With the remaining 22% of a finer magnetite component in the combined concentrate, it will probably be favourable for pellet production if the market requirements warrant.  The high magnetite component in the concentrate would have an energy credit to the induration process in pellet production.  Future testwork should evaluate the suitability of the combined gravity and magnetic concentrates for sinter and pellet production.  As both potential products require certain physical properties, this should be part of future testwork and developed to support a more extensive market study.

13.3                        FUTURE METALLURGICAL TESTWORK

An extensive second phase of metallurgical testwork has been proposed by Alderon with the scope highly dependent on future drill results and progress in a more complete understanding of the geology of the deposit as currently defined and any extensions to it.  WGM recommends that a full review of the current test results be carried out with the ongoing drilling and evolving geological understanding prior to fully committing to the next phase of metallurgical testing.

Variations in the mineralogy, work indexes, magnetite and hematite distributions, manganese content and other factors that can impact production and concentrate quality will have to be understood in estimating Mineral Reserves and final planning of an operation.  In WGM’s opinion, the results of the current process development work will guide the need to submit possible variations in the mineralogy to further bench scale testing to establish grade and recovery factors, as well as product quality that will be necessary to support Mineral Reserve estimates.  This will also guide the scale of any testing or piloting that may be required on any of the unit process steps to support a final feasibility.

WGM anticipates that areas of the deposit with higher concentrations of manganese will require particular attention in support of Mineral Reserve estimates where it may be necessary to confirm that the manganese levels in the concentrates produced from those areas can be maintained at or below market requirements.  Testwork will be required to define this aspect of the mineralization.

Recent world market conditions have relaxed iron concentrate specifications for deleterious elements that had evolved within the steel industry over the last 20 years.  WGM expects that these requirements will return when the market supply of iron ore becomes more aligned with demand.  Depending on the deportment of manganese in the concentration process, portions of the deposit may have to be excluded from the Mineral Reserves or be scheduled for careful blending to ensure that the concentrate meets future market specifications.  Future process considerations should be supported with a comprehensive marketing study.

14.  MINERAL RESOURCE ESTIMATES

14.1                                                                        MINERAL RESOURCE ESTIMATE STATEMENT

Following a drilling campaign in the winter of 2011, Alderon prepared a Mineral Resource estimate for the Rose North Zone to update the total resources for all potentially economic zones for the Kami Iron Ore Project.  WGM was retained by Alderon to audit this in-house estimate.  Mineral Resource estimates for Mills Lake and Rose Central zones were previously completed by WGM and contained in a NI 43-101 Report, dated May 21, 2011.  Additional confirmation and infill drilling is continuing on Mills Lake and Rose Central in anticipation of updated Mineral Resource estimates for future studies.  For Rose North, the current Mineral Resources are all categorized as Inferred and are interpolated out to a maximum of about 400 m on the ends/edges and at depth when supporting information from adjacent cross sections was available.

As with Mills Lake and Rose Central, the current drilling pattern is irregular / uneven and certain areas are sparsely drilled, with possibly only one or two holes intersecting the mineralization on a select limb or at depth on some cross sections.  Many of the holes did not penetrate the entire width of the mineralized zone due to poor drillhole angles or the loss of the hole due to highly altered/weathered mineralization, particularly near surface.  Because of the sparse drilling available throughout the deposit, the “boundaries” are not well defined however in general, the mineralization shows fairly good continuity on a gross scale.  Substantial additional drilling is planned for Rose North and a more detailed geological interpretation will be required to better understand the extent of weathering in Rose North and to upgrade the current Mineral Resources.  It is possible that some of this more altered material will be considered as internal waste for future modelling.

A summary of the Mineral Resources is provided in Table 30.

TABLE 30.
MINERAL RESOURCE ESTIMATE FOR
ROSE NORTH ZONE , KAMI IRON ORE PROJECT (CUTOFF OF 20% TFe)

Zone	Tonnes (million)	Density	TFe%	magFe%	hmFe%	Mn%
Rose North Zone - Hematite-rich	223.8	3.30	32.8	3.5	29.2	1.27
Rose North Zone - Magnetite-rich	256.1	3.30	28.2	18.8	6.2	0.64
Total Inferred	479.9	3.30	30.3	11.7	16.9	0.93

14.2                        DEFINITIONS

The classification of Mineral Resources used in this report conforms with the definitions provided in the final version of NI 43-101, which came into effect on February 1, 2001, as revised on June 30, 2011.  WGM further confirms that, in arriving at our classification, we have followed the guidelines adopted by the Council of the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) Standards.  The relevant definitions for the CIM Standards/NI 43-101 are as follows:

A Mineral Resource is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Resource classification is based on certainty and continuity of geology and grades.  In most deposits, there are areas where the uncertainty is greater than in others.  The majority of the time, this is directly related to the drilling density.  Areas more densely drilled are usually better known and understood than areas with sparser drilling.

14.3                                        GENERAL MINERAL RESOURCE ESTIMATION PROCEDURES

Alderon’s block model Mineral Resource estimate procedure included:

•                  validation of digital data in Gemcom Software International Inc.’s (“GemcomTM”) geological software package — the data was transferred to WGM from Alderon in GemcomTM format for our audit and was validated both within MSAccess and GemcomTM;

•                  generation of cross sections to be used for geological interpretations;

•                  basic statistical analyses to assess cutoff grades, compositing and cutting (capping)  factors, if required;

•                  development of a 3-D wireframe model for the Rose North Zone with sufficient continuity of geology/mineralization, using available geochemical assays for each drillhole sample interval; and

•                  generation of a block model for the Mineral Resource estimate and categorizing the results according to NI 43-101 and CIM definitions.

14.4                                        DATABASE

14.4.1                      DRILLHOLE DATA

Data used to generate the Mineral Resource estimate for Rose North originated from a dataset generated by Alderon technical personnel and supplied to WGM for our audit.  The GemcomTM project was established to hold all the requisite data to be used for any manipulations necessary and for completion of the geological and grade modelling for the Mineral Resource estimate.

The GemcomTM drillhole database consisted of 134 diamond drillholes; including “duplicated” hole numbers designated with an additional “alpha” nomenclature, meaning the hole was re-drilled in whole or in part, due to lost core/bad recovery.  A total of 25 drillholes totaling 6,371.6 m were used for the Rose North Mineral Resource estimate.  These holes were dispersed in the iron mineralization along approximately 1,600 m of strike length and 200 m of width.  The remaining drillholes in the database were located outside the current area of the Rose North Mineral Resource estimate in Mills Lake and Rose Central.  This database will be added to once more drilling is completed leading to a better understanding of the structure, geology and mineralization in these areas and an upgrade of the categorization of the Mineral Resources.

The drillholes contained geological codes and short descriptions for each unit and sub-unit and assay data for Head analyses.  The raw sample intervals totalled 1,428 for Rose North within the mineralized zone (including internal waste) and ranged from 0.5 m to 6.0 m, averaging 3.0 m.

Additional information, including copies of the geological logs, summary reports and internal geological interpretations were supplied to WGM digitally or as hard copies.

14.4.2                      DATA VALIDATION

Upon receipt of the data, WGM performed the following validation steps:

•                  checking for location and elevation discrepancies by comparing collar coordinates with the copies of the original drill logs received from the site;

•                  checking minimum and maximum values for each quality value field and confirming/modifying those outside of expected ranges;

•                  checking for inconsistency in lithological unit terminology and/or gaps in the lithological code;

•                  spot checking original assay certificates with information entered in the database; and

•                  checking gaps, overlaps and out of sequence intervals for both assays and lithology tables.

The database tables as originally supplied contained some minor errors and these were corrected and confirmed by the client before proceeding with the audit of the Mineral Resource estimate.  During the course of the audit, some mineralized intervals defined by Alderon were adjusted by WGM in the hematite-rich zone and re-composting and re-interpolation of the grades was completed by Alderon using the new intervals.  Also, WGM supplied Alderon with new iron values in hematite based on our calculations and this was used for the re-interpolated grades (see Section 7.2, Mineralization, for description).

In general, WGM found the database to be in good order.  After the errors that WGM identified were corrected, there were no additional database issues that would have a material impact on the Mineral Resource estimate, so WGM proceeded to audit the re-interpolated model supplied by Alderon.  As aforementioned, the database is a work in progress and will be updated as new information becomes available to be used for future Mineral Resource estimates.  In addition, future metallurgical and assay testwork will determine the percentage of recoverable iron comprising the Mineral Resources.

14.4.3                      DATABASE MANAGEMENT

The drillhole data were stored in a Gemcom multi-tabled workspace specifically designed to manage collar and interval data.  The line work for the geological interpretations and the resultant 3-D wireframes were also stored within the GemcomTM Project.  The Project database stored cross section and level plan definitions and the block models, such that all data pertaining to the Project are contained within the same Project database.

14.5                                        GEOLOGICAL MODELLING PROCEDURES

14.5.1                      CROSS SECTION DEFINITION

Eight vertical cross sections were defined for Rose North and Rose Central zones for the purpose of Mineral Resource estimation.  The holes were drilled on section lines which were spaced 200 m apart for both zones in the main area of mineralization.  The cross sections were oriented perpendicular to the general strike of the deposits.  Drillholes on cross sections were variably spaced with variable dips leading to mineralized intersections anywhere from less than 100 m to more than 200 m apart from each other for the near-surface mineralization (down to a vertical depth of about 200 m) due to the current sparseness of drilling.  The mineralization below 200 m from surface has only two holes that penetrated the iron formation; this deeper mineralization is open at depth.  See Figure 5 for the locations of the drillholes in the Mineral Resource area and the cross section orientations.

14.5.2                      GEOLOGICAL INTERPRETATION AND 3-D WIREFRAME CREATION

WGM reviewed Alderon’s geological interpretations from the cross sections that defined the boundaries of the mineralized zone for the Mineral Resource estimate.  The zone interpretation of the mineralization was digitized into GemcomTM and each polyline was assigned an appropriate rock type and stored with its section definition.  The digitized lines were ‘snapped’ to drillhole intervals to anchor the line which allows for the creation of a true 3-D wireframe that honours the 3-D position of the drillhole interval.  Any discrepancies or differences between Alderon’s and WGM’s interpretation were discussed with Alderon technical personnel and it was determined that the differences in interpretation were not materially significant at this stage of drilling and definition of the deposit, so it was agreed that Alderon’s interpretation would be used for the current Mineral Resource estimate.  Mineralized boundaries were digitized from drillhole to drillhole that showed continuity of strike, dip and grade, generally from 100 m to 200 m in extent, and up to a maximum of about 400 m on the ends of the zones and at depth where there was no/little drillhole information, but only if the interpretation was supported by drillhole information on adjacent cross sections or solid geological inference.

The Rose North Zone is Lake Superior-type iron formation consisting of banded sedimentary rocks composed principally of bands of iron oxides, magnetite and hematite within quartz (chert)-rich rock.  The same methodology that WGM previously used on Rose Central was applied by Alderon for Rose North.  Further drilling will undoubtedly redefine the boundaries of the iron formation, particularly at depth and along the strike of the zone.

As with Rose Central and Mills Lake, the larger and more continuous hematite-rich zones/units/beds within the main Rose North magnetite body were modelled out separately, however, this hematite modeling is preliminary due to the current lack of drilling information.  Both Alderon and WGM are of the opinion that it was better to model these units separately than to just combine them with the magnetite-rich mineralization, as it may become important for determining processing options and costs of the iron-bearing material in future economic studies.  Rose North has more abundant hematite-rich mineralization than Rose Central which appears to be occurring as a steep structure which extends parallel to the magnetite-rich zone.  The inter-layering of the hematite unit within magnetite zone appears to be almost absent in Rose North and is more distinctive than the hematite unit in Rose Central.  This may be more of an alteration product of main magnetite-rich unit, but this will be refined after more infill drilling is completed.

The extensions of the mineralization on the ends and at depth took into account the fact that the drilling pattern was irregular and quite sparse hence many drillholes did not penetrate the entire stratigraphy/zone.  The continuity of the mineralization as a whole appeared to be quite good based on the limited drilling, so WGM had confidence to extend the interpretation beyond 250 m distance in some cases based on our experience with Rose Central.  The 3-D model for Rose North was continued at depth by Alderon as long as there was drillhole information and supporting data from adjacent sections.  Since the drilling density was low, the entire current Mineral Resource was given the lowest categorization level of Inferred.  Even though the wireframe continued to a maximum depth of -40 m (approximately 600 m vertically below surface and extending 300 m past the deepest drilling), at this time no Mineral Resources were defined/considered below 150 m elevation.

Figure 48 shows the 3-D geological model to illustrate the above relationships in Rose North and Figure 49 shows a typical cross section through the deposit illustrating the zone/unit boundaries and TFe% block model (see Section 14.6 for a detailed explanation).

14.5.3                      TOPOGRAPHIC SURFACE CREATION

A wireframed surface or triangulated irregular network (“TIN”) was generated by Alderon for the topography surface and overburden contacts.  The topography wireframe was derived from a gridded digital elevation model created by Mira Geoscience from the 2008 ground gravity survey.  Mira downloaded SRTM World Elevation 90 m data and fitted the SRTM data to accurate ground gravity station DGPS elevations in GoCad.  The topography wireframe was offset to drillhole overburden/bedrock contacts using Leapfrog3D to create the overburden wireframe and to ensure the overburden did not cross the topography surface where no drillhole information existed.

WGM checked the overburden surface created by Alderon against the drillhole information and found it to be properly created.  These surfaces were used to limit the upper boundary of the geological block model, i.e., the Mineral Resources were defined up to the surface representing the bottom of the overburden.  WGM ensured that the Mineral Resource estimate stayed below this overburden surface.

Figure 48.               Rose North 3-D geological model

Figure 49.               Rose North Cross Section 10+00E showing %TFe block grade model

ADV KAM / ADV_21_RoseNorth_Sect_10E.cdr
Last revision date: Friday 21 October, 2011
Watts, Griffis and McOuat
631,900m.E
5,855,500m.N
632,000m.E
5,855,400m.N
632,100m.E
5,855,300m.N
632,200m.E
5,855,200m.N
K-11-101
K-11-110
K-10-54
K-08-17
500m.
500m.
250m.
Scale 1 : 3,000
0
30
150
Metres
%TFe Block Grade
15 - 20
20 - 25
25 - 30
> 30
Zone outline
Drillhole
K-11-101
Number
Collar
Trace
Legend:
Drill Hole Geology
Overburden
Graphitic Micaceous Schist (Menihek Fm.)
Gneiss
Hematite-rich Iron Formation
Magnetite-rich Iron Formation
Silicate Iron Formation and
Lean Magnetite Iron Formation
Quartzite / Schist (Wishart Fm.)
K-11-101
%TFe, %magFe, %hmFe
Graphics by: Watts, Griffis and McOuat Limited
After Alderon Iron Ore

Figure 49.

ALDERON IRON ORE CORP.

Kami Project

Southwest Labrador, Canada

Rose North

Cross Section 10+00E Showing

%TFe Block Grade Model

(Looking North)

14.6                        STATISTICAL ANALYSIS, COMPOSITING, CAPPING AND SPECIFIC GRAVITY

14.6.1                      BACK-CODING OF ROCK CODE FIELD

The 3-D wireframes / solids that represented the interpreted mineralized zones were used to back-code a rock code field into the drillhole workspace, and these were checked against the logs and the final geological interpretation.  Each interval in the original assay table and the composite table was assigned a rock code value based on the rock type wireframe that the interval midpoint fell within.

14.6.2                      STATISTICAL ANALYSIS AND COMPOSITING

In order to carry out the Mineral Resource grade interpolation, a set of equal length composites of 3 m was generated from the raw drillhole intervals, as the original assay intervals were different lengths and required normalization to a consistent length.  A 3 m composite length was chosen to ensure that more than one composite would be used for grade interpolation for each block in the model and 3 m is also the average length of the raw assay intervals.  Regular down-the-drillhole compositing was used.

Table 31 summarizes the statistics of the 3 m composites inside the defined Rose North geological wireframe for %TFe_H, %magFe_H and %hmFe_H and Figures 50 and 51 show the histograms for the %TFe_H for the magnetite-rich and hematite-rich zones, respectively.

TABLE 31.
BASIC STATISTICS OF 3 m COMPOSITES

Element	Number	Minimum	Maximum	Average	C.O.V.
Magnetite Zone - %TFe_H	504	9.35	41.86	28.10	0.17
Magnetite Zone - %magFe_H	504	0.14	32.90	18.72	0.31
Magnetite Zone — %hmFe_H	504	0.00	28.90	5.90	1.26
Hematite Zone - %TFe_H	515	6.27	50.60	32.70	0.20
Hematite Zone - %magFe_H	515	0.00	24.60	2.96	1.44
Hematite Zone - %hmFe_H	515	3.80	50.20	29.61	0.26

Figure 50.               Normal histogram, %TFe_Head — Rose North 3 m Magnetite-rich Composites

Figure 51.               Normal histogram, %TFe_Head — Rose North 3 m Hematite-rich Composites

14.6.3                      GRADE CAPPING

The statistical distribution of the %TFe samples showed good normal distributions considering the number of samples available.  Grade capping, also sometimes referred to as top cutting, is commonly used in the Mineral Resource estimation process to limit the effect

(risk) associated with extremely high assay values, but considering the nature of the mineralization and the continuity of the zones, Alderon determined that capping was not required for the Rose North Zone and WGM agrees with this assessment.

14.6.4                                                                  DENSITY/SPECIFIC GRAVITY

Mineralization for the Rose North Deposit is more hematite-rich than that at Rose Central and the near surface mineralization is also more weathered and oxidized.  Alteration products such as limonite/goethite and secondary manganese hydroxides have developed from the oxide iron and manganese minerals, however, the extent of these secondary iron hydroxides is current not well understood, particularly at depth.  This leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate.  The secondary iron and manganese hydroxides will also have some impact on potential iron recovery and this requires further evaluation and testwork.

WGM discussed with Alderon using one overall Specific Gravity (“SG”) number for the entire Mineral Resource estimate, instead of creating a variable density model, as was done with Mills Lake and Rose Central.  SG typically varies with the iron grade, but there are currently too many unknowns and the data is insufficient to produce a valid relationship between the two parameters.  Instead of using “default values” from WGM’s previous work on Mills Lake and Rose Central, it was agreed that a SG of 3.3 (slightly lower than what would be predicted/expected based on the modelled grade) would be used for both the magnetite- and hematite-rich mineralization for the initial Rose North Mineral Resource estimate until more analytical results have been returned during the next round of drilling.  This lower SG value is based on available 2010 down-hole probe data and WGM’s current understanding of the mineralization.  Our reasoning is outlined in more detail in Section 7.2 (Mineralization) of this report.  Clearly, much more pycnometer pulp SG and bulk density determinations on whole sample intervals needs to be carried out in the next drilling campaign to build a reliable relationship between SG and %TFe.

14.7                                                                         BLOCK MODEL PARAMETERS, GRADE INTERPOLATION AND CATEGORIZATION OF MINERAL RESOURCES

14.7.1                      GENERAL

The previous Kami Project Mineral Resource estimates were completed using a block modelling method and the grades were interpolated using an Inverse Distance (“ID”) estimation technique.  ID belongs to a distance-weighted interpolation class of methods, similar to Kriging, where the grade of a block is interpolated from several composites within a defined distance range of that block.  ID uses the inverse of the distance (to the selected power) between a composite and the block as the weighting factor.

Alderon used an ID2 interpolation method and for comparison and cross checking purposes, WGM used ID and ID10 methods, which closely resembles a Nearest Neighbour (“NN”) technique.  In the NN method, the grade of a block is estimated by assigning only the grade of the nearest composite to the block.  In WGM’s experience, all interpolation methods usually give similar results, as long as the grades are well constrained within the wireframes.  The results of the interpolation approximated the average grade of the all the composites used for the estimate.  WGM’s experience with similar types of deposits showed that geostatistical methods, like Kriging, give very similar results when compared to ID interpolation, therefore we are of the opinion that ID interpolation is appropriate and excepted Alderon’s grade interpolation as supplied.

14.7.2                      BLOCK MODEL SETUP / PARAMETERS

The block model was created using the GemcomTM software package to create a grid of regular blocks to estimate tonnes and grades.  Originally, two block models were set-up for the Kami Project Mineral Resource estimates; one for Mills Lake and one for Rose Central, as they were oriented in different directions along the main strike direction.  Rose North is believed to be the NW limb of the same syncline as the Rose Central Deposit and has the same section definitions and orientations as Rose Central, so this deposit was just added into the same block model set-up as Rose Central.  The parameters used for the block modelling are summarized below.

For Mills Lake, Rose Central and Rose North, the block sizes used were:

Width of columns = 5 m

Width of rows = 20 m

Height of blocks = 5 m

The specific parameters for the Rose North block model are as follows:

Easting coordinate of model bottom left hand corner:	631250.00
Northing coordinate of model bottom left hand corner:	5855141.00
Datum elevation of top of model:	700.00	m
Model rotation (anti-clockwise around Origin):	-45.00
Number of columns in model:	195
Number of rows in model:	100
Number of levels:	160

14.7.3                      GRADE INTERPOLATION

The details of the geology and geometry of the Rose North mineralized body is still not well known due to the lack of drilling, but it appears to be less structurally complex than Rose Central.  The oxide iron formation at Kami is mostly magnetite-rich, but hematite (specularite) appears to be more prominent in the Rose North mineralization than at Rose Central, even though they are believed to be part of the same syncline.  All zones contain mixtures of magnetite and hematite.  Deeply weathered iron formation in the Rose North Deposit also contains concentrations of secondary manganese oxides which add to its complexity.  Additional drilling is required to get a better understanding of the depth potential, dip and internal detail of the magnetite- and hematite-rich units.  Based on the current drilling, the gross overall mineralization controls appear to be fairly simple from a structural perspective therefore the search ellipse size and orientation for the grade interpolation for Rose North was kept simple.  As with Rose Central, future Mineral Resource estimates after more drilling information is available may make use of “domaining” to define structural or mineralogical zones to better control grade distribution.

The following lists the Rose North general grade interpolation parameters:

ID Search Ellipsoid:

500 m in the Strike Direction

400 m in the Across Strike Direction

60 m in the Vertical (Dip) Direction

Minimum / Maximum number of composites used to estimate a block:  2 / 10

Maximum number of composites coming from a single hole:  No limitation

Ellipsoidal search strategy was used with rotation about ADA:  293.35°, 63.19°, 45.74°

The large search ellipse was used in order to inform all the blocks in the block model with grade, however, the classification of the Mineral Resources (see below) was based on drillhole density (or drilling pattern), geological knowledge / interpretation of the geology and WGM’s experience with similar deposits.  The %TFeHead grade (interpolated from 3 m composites) was used for the Mineral Resource estimate, however, %Mn, %magFe and %hmFe (calculated) were also interpolated into the grade block model.

The mineralization of economic interest on the Kami Property is oxide facies iron formation, consisting mainly of semi-massive bands, or layers, and disseminations of magnetite and/or specular hematite (specularite) in recrystallized chert and interlayered with bands (beds) of chert with minor carbonate and iron silicates.  The oxide iron formation is mostly magnetite-rich, but some sub-members contain increased amounts of hematite, either inter-mixed with magnetite or as more discrete bands / beds / layers.  WGM is of the opinion that different ratios of hematite to magnetite occur in the different deposits (or parts of the deposits), but this distribution is not yet completely mapped out and understood and should be studied in detail during future work.  Some Davis Tube testwork was also completed on some samples, giving WGM some comparative numbers to our calculated iron in hematite values.  Section 7.2 (Mineralization) in this report gives a full description of the methods that WGM used to calculate %hmFe from %TFe, FeO, Satmagan and Davis Tube results.  The final WGM calculated %hmFe values were used in the grade interpolation in the block model.

GemcomTM does not use the sub-blocking method for determining the proportion and spatial location of a block that falls partially within a wireframed object.  Instead, the system makes use of a percent or partial block model (if it is important to track the different rock type’s proportions in the block — usually if there is more than one important type) or uses a “needling technology” that is similar in concept, but offers greater flexibility and granularity for accurate volumetric calculations.  In this case, the block model was to be exported to another software system for pit optimization purposes subsequent to the Mineral Resource estimation and the third party engineering company requested that a percent model (or needling) not be applied.  For the previous Mineral Resource estimate, WGM decided to use smaller blocks (20 m x 5 m x 5 m) than would be typical for this drillhole spacing and envisioned mining method (large open pit).  Alderon retained this block size for Rose North.  The blocks were made smaller in all dimensions so accuracy would not be lost during the Mineral Resource tabulation and so that the narrower hematite-rich zones would not lose resolution.  If larger blocks were used, the narrower portions of the hematite-rich zones may not have been properly defined.

14.7.4                      MINERAL RESOURCE CATEGORIZATION

Mineral Resource classification is based on certainty and continuity of geology and grades, and this is almost always directly related to the drilling density.  Areas more densely drilled are usually better known and understood than areas with sparser drilling, which would be considered to have greater uncertainty, and hence lower confidence.

WGM has abundant experience with similar types of mineralization to the Kami Project, as well as already completing the initial Rose Central Mineral Resource estimate, therefore, we used this knowledge to assist us with our categorization of the Rose North Mineral Resources.  Alderon decided to allocate all the Mineral Resources to the Inferred category due to following reasons:

•                  drilling is sparse and often is not completed to intersect the mineralization at the optimized angle;

•                  some of the drillholes did not penetrate the entire mineralization in both magnetite- and/or hematite-rich units;

•                  a few intervals in the assay tables have missing data due to lost core.  Low recovery is a matter of concern, especially in the upper parts of the hematite-rich zone;

•                  due to lack of drilling, the down-dip extension of Rose North is tentative at this stage, as very few drillholes intersect the mineralization below the 200 m level;

•                  weathering products, such as goethite and limonite, which are present within the hematite-rich unit have lead to low recovery during drilling.  The extension and depth of such alteration is currently unknown and additional drilling is needed to show the extent of such alteration.  This alteration needs to be properly identified and documented in the database; and

•                  density measurements are sporadic and insufficient.

WGM agrees with this categorization and is in discussions with Alderon on how to mitigate the above concerns.

Figure 52 shows the zone outlines and interpolated %TFe blocks on Level Plan 300 m for the Rose North Deposit.

For the Mineral Resource estimate, a cutoff of 20% TFeHead was determined to be appropriate at this stage of the project (see Table 34).  This cutoff was chosen based on a preliminary review of the parameters that would likely determine the economic viability of a large open pit operation and compares well to similar projects and to projects that are currently at a more advanced stage of study.

Table 32 shows the Mineral Resource estimate at various cutoffs for comparison purposes.

TABLE 32.
INFERRED MINERAL RESOURCES BY %TFe_Head CUTOFF
ROSE NORTH DEPOSIT, KAMI IRON ORE PROJECT

Zone	Cutoff %	Tonnes (million)	TFe%	magFe%	hmFe%	Mn%
Hematite	25.0	222.7	32.8	3.5	29.2	1.27
	22.5	223.6	32.8	3.5	29.2	1.27
	20.0	223.8	32.8	3.5	29.2	1.27
	18.0	223.9	32.8	3.5	29.1	1.27
	15.0	224.0	32.8	3.5	29.1	1.27

Magnetite	25.0	225.8	28.7	19.2	6.2	0.64
	22.5	253.9	28.2	18.9	6.2	0.64
	20.0	256.1	28.2	18.8	6.2	0.64
	18.0	256.3	28.1	18.8	6.2	0.64
	15.0	256.4	28.1	18.8	6.2	0.64

Figure 52.               Rose North Level Plan 300 m - %TFe block model and geologic outlines

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.  Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

15.  MINERAL RESERVE ESTIMATES

There are no Mineral Reserves defined for the Property.

16.  MINING METHODS

Not Applicable to the Rose North Deposit.

17.   RECOVERY METHODS

Not Applicable to the Rose North Deposit.

18.  PROJECT INFRASTRUCTURE

Not Applicable to the Rose North Deposit.

19.  MARKET STUDIES AND CONTRACTS

Not Applicable to the Rose North Deposit.

20.  ENVIRONMENTAL STUDIES, PERMIT, AND SOCIAL OR COMMUNITY IMPACT

There are two types of sensitive or special areas in the vicinity of the Project at the Kami site: a Provincial Park Reserve and a Wetland Stewardship Zone consisting of several management units.

Provincial Park Reserves protect areas with important natural features and landscapes. These areas are part of a provincial initiative to protect representative portions of all the different ecoregions within the province of Newfoundland and Labrador.  These areas have no day use or camping facilities.  The Duley Lake Provincial Park Reserve is approximately 7 km2 and is located approximately 90 m from the proposed location of the Rose North Waste Rock Disposal Area, 1.1 km from Rose Central pit, and 10 km from Labrador City.

A Wetland Stewardship Zone agreement was signed by the Town of Labrador City and the Newfoundland and Labrador Department of Environment and Conservation in 2005.  This agreement pledged their commitment to conservation and protection of wetlands within the zone in consultation with the Provincial Wildlife Division.  This was formalized in 2010 with the development of a Habitat Conservation Plan.  The Plan identifies eight Management Units within the Labrador City Wetland Stewardship Zone.  The Town has committed to using the Habitat Conservation Plan as a guide to best management practices in and around the Stewardship Zone and Management Units including use of riparian buffers around all water bodies and marsh areas with the Units (Town of Labrador City and Eastern Habitat Joint Venture 2010).  As such, exploration activities in these Management Units are subject to review by the Municipality and Wildlife Division; to date, exploration activities have been approved in accordance with the limitations of working in a Management Unit.

There are a number of basic cottages on the Property along various rivers and lakes.

21.  CAPITAL AND OPERATING COSTS

Not Applicable to the Rose North Deposit.

22.  ECONOMIC ANALYSIS

Not Applicable to the Rose North Deposit.

23.  ADJACENT PROPERTIES

The northern boundary of the Property is located approximately 6 km south of the Scully Mine of Wabush Mines, owned 100% by Arcelor-Mittal Steel’s Canadian subsidiary Dofasco.  Dofasco purchased all outstanding interest in the operation from Stelco and Cleveland Cliffs Inc., now Cliffs Natural Resources Inc. (“Cliffs”), in September 2007.  The Carol operations (Humphrey Mine) owned by Rio Tinto Iron Ore subsidiary IOCC located north of Labrador City is approximately 18 km north of the Property.  QCM’s Mont-Wright Iron Mine, also owned by Arcelor-Mittal Steel is located 9 km west of the Property.  QCM has been renamed ArcelorMittal Mines of Canada (“AMMC”).  The Property is also located approximately 10 km southeast of the Bloom Lake Iron Deposit recently purchased by Cliffs.  All of these iron mines in the area extract similar iron mineralization as found at the Property, although for each deposit there are some variations in geology and the character of the mineralization.

The following is a brief description of the operations in the area:

Wabush Mines’ Scully Mine has been in operations since 1965.  Mining and concentrating takes place in Wabush, while the subsequent stage of pelletizing is done at a plant at Pointe Noire on the St Lawrence River west of Sept-Iles, Québec.  Since 1967, annual capacity of the Wabush operation has been approximately six million long tons of pellets.  Strathcona Mineral Services Limited (“Strathcona”) completed a review of the Scully operation in 2006 for the government of Newfoundland and Labrador and much of what is summarized below concerning the Scully operations is taken from Stathcona’s report.  Wabush Mines is the smallest of the three operations in the Western Labrador and has always been considered to have less favourable economics because of its lower production rate, ore quality issues because of the manganese content in the ore, significant de-watering requirements in the mining operations, and reliance on a competitor’s railroad (IOCC) for transporting ore to the pellet plant.

The Wabush Mine ore consists dominantly of hematite with minor magnetite.  Ore with more than 15% magnetite is excluded from Mineral Reserves because the processing plant can’t handle it.  This information has not been independently verified by the QP and the information is not necessarily indicative of mineralization on the Property.  Manganese is the main non-iron element affecting the quality of the Wabush pellets, with all other elements generally meeting typical market specifications.  O’Leary et al., (1979) has shown the manganese grade in the final concentrate closely matches the manganese grade in the crude ore, indicating that, on average, about two-thirds of the manganese is being rejected in the concentration process.

Pellets from Wabush Mines with high manganese have to be blended with low-manganese iron ore in order to meet the specifications generally established by the steel producers.  Maintaining satisfactory manganese content is therefore the major technical challenge facing Wabush Mines in terms of product quality, which is a challenge not faced by the neighbouring operations at IOCC and Mont-Wright.  WGM understands that a decision to go ahead with the construction of a manganese treatment plant at Wabush is in process.  This development should extend mine life as more high manganese mineralization will become ore and the mines product should presumably be able to garner a higher price.

AMMC is a major North American producer and marketer of a variety of iron ore products consisting of concentrates and several types of pellets.  AMMC owns and operates the Mont-Wright Mine and concentrator at Fermont, a pellet plant and adjacent port facilities on the Gulf of St. Lawrence at Port-Cartier, Québec and the railway, which transports iron ore concentrate to the pelletizing plant and for direct shipping.

The Mont-Wright operation consists of several open pit mines and a concentrator, which started production in 1975.  The iron formation that is mined at Mont-Wright has an average iron content of approximately 30% TFe.  The magnetite content is normally less than 5% by weight, however, it may be higher locally, and magnetite must be blended into the mill feed.  The level of contaminants (predominantly TiO2, Al2O3, Mn, P, Na2O, K2O) in the iron ore is generally low, but is higher adjacent to the amphibolite-specular hematite contacts.  The marketplace considers Mont-Wright concentrate purer than the fines being shipped from Australia and Brazil.

The mine has the capacity to produce some 38 million tonnes of feed for the concentrator and about 30 million tonnes of waste per year.  The Mont-Wright concentrator has the capacity to produce 16 million tonnes of concentrate annually, assuming a Head grade of 30% Fe.  Current production is approximately 13.5 million tonnes of iron ore concentrates per year, from crude ore with an average Head grade of 28% Fe.  Crude Head grade averaged 28.2% Fe between 2001 and 2005 and is forecast to average 28.9% TFe for the 2006 to 2010-year period.  The variation in the concentrate tonnage is directly related to yearly sales, which are dependent on market conditions.  During the period from 1961 through 2005, a total of approximately 543 million tonnes of iron ore products was shipped from Port-Cartier.  Prior to the start of the Mont-Wright mine, QCM production came from the operations in Gagnon and Fire Lake which used the southern portion of the rail and the shipping facilities at Port-Cartier.

The Lac Hessé, Lac Moiré and Fire Lake deposits occur in this same immediate area and are held by AMMC.  In addition, AMMC recently re-acquired the magnetite-rich Mont-Reed deposit near Lac Jeannine.  Lac Jeannine, at Gagnon, was QCM’s first operation in the area, but by April 1977 it had been depleted following production of 130 million tonnes of iron ore concentrate over a 17-year period.  The Fire Lake Deposit saw limited production from late-1974 into 1984, first by QCM, then by Sidbec-Normines Inc.  Recent developments at Fire Lake included the 2006 extraction of approximately 1.3 million tonnes of crude ore for metallurgical and concentrator testing.  This program began in June 2006 and was to be completed before the end of the year.

The Bloom Lake Mine started commercial production in 2010.  In 1998, WGM on behalf of QCM, designed and managed an exploration program on the Bloom Lake Property.  Breton, Banville and Associates (“BBA”) completed a Conceptual Study for the development of 5 million t/y mine and concentrator for the deposit in October 2005.  In May 2006, BBA completed a feasibility study based on the same parameters.  In May 2007, BBA presented an update of the mining plan, the mine and concentrator infrastructure, the capital and operating costs and a review of the financial analysis for the development of a 7 million t/y operation.  In August 2007, Consolidated Thomson stated that almost half of its detailed engineering for mine development had been completed and work was proceeding.  In November 2008 it filed a feasibility study available on SEDAR for the project based on 8 Mt/yr of iron concentrate, (Allaire, Palumbo, Live and Scherrer, 2008).  This information has not been verified by the QP and the information is not necessarily indicative of mineralization on the Property.

IOCC operates a mine, concentrator and a pelletizing plant in Labrador City, as well as port facilities located in Sept-Îles.  The company also operates a 420-kilometre railroad that links the mine to the port.  IOCC is the largest iron ore and pellet producer in Canada.  In 2005, it celebrated 50 years of operation.  Its first operation, in Schefferville, Québec at Knob Lake started in 1954 and ceased production in 1982.  IOCC’s Carol operations, initially from the Smallwood Mine, opened in 1962.  IOCC recently announced its commitment to boost concentrate output from 17 to 22 million t/y.  Additional projects are planned to increase pellet production from 13.0 to 14.5 million t/y.

24.  OTHER RELEVANT DATA AND INFORMATION

WGM is unaware of any other available technical information pertinent to the Rose North Mineral Resource estimate.

25.  INTERPRETATION AND CONCLUSIONS

Based on WGM’s review of the available information for the Rose North Deposit, we offer the following conclusions:

•                  Mineralization on the Property comprises meta-taconite typical of the Sokoman/Wabush Formation.  Iron formation is mainly magnetite-rich, but also includes a hematite (specularite component).  At Rose Lake the iron formation is hosted in a series of upright to slightly overturned anticlines and synclines.  The Rose North Deposit represents one limb of this structure.  The Rose Central Deposit is a part of an adjacent limb.  At Mills Lake the iron formation consists of a main tabular gently dipping lens and some minor ancillary lenses;

•                  The Rose North Zone contains Inferred Mineral Resources of 224 Mt of hematite-rich mineralization grading 32.8% TFe, 3.5% magFe and 29.2% hmFe and 256 Mt of magnetite-rich mineralization grading 28.2% TFe, 18.8% magFe and 6.2% hmFe for a total of 480 Mt ;

•                  WGM is of the opinion that different ratios of hematite to magnetite occur in the different deposits (or parts of the deposits) on the Kami Property, but this distribution is not yet completely mapped out and understood and should be studied in detail during future work.  Rose North has more abundant hematite-rich mineralization than Rose Central which appears to be occurring as a steep structure which extends parallel to the magnetite-rich zone, however, the details of the geology and geometry of the Rose North mineralized body is still preliminary due to the lack of drilling.  Rose North appears to be less structurally complex than Rose Central, even though they are believed to be part of the same syncline.  Near surface mineralization also is weathered to some extent.  Certainly mineralization within the current drilled area is more weathered than mineralization at either Rose Central or Mills.  At Rose North limonite/goethite and secondary manganese hydroxides have developed from oxide iron and manganese minerals.  The extent of these secondary iron hydroxides is not at this time well mapped out, particularly with respect to its depth extent.  The weathering probably is related to the drainage system through Rose Lake into Pike Lake South but secondary structures may play a role.  Because of the weathering there is some uncertainty regarding the assignment of density to mineralization which affects the tonnage estimate.  The secondary iron and manganese hydroxides will also have some impact on potential iron recovery concentrate chemistry and this requires further evaluation and testwork.  More testwork and drilling on the Rose North Deposit is required;

•                  The inter-layering of the hematite unit within magnetite zone appears to be almost absent in Rose North and is more distinctive than the hematite unit in Rose Central.  This may be more of alteration product of main magnetite-rich unit, but this will be refined after more infill drilling is completed; and

•                  As the geology and mineralogy are advanced with more drilling, the suitability and compatibility of extensions to the Mineral Resources with the developing process flowsheet must be considered and the sampling and testing expanded where necessary. Any appreciable variations to the ore types or extensions to the mineralization may alter the initial development plans for the deposit. Although the proposed flowsheet used in the recent PEA is robust, it will be important to understand any variations that may evolve from the ongoing drilling program that could impact its capacity to produce saleable concentrates.

26.  RECOMMENDATIONS

Based on WGM’s review of the available information for the Rose North Deposit, we offer the following recommendations:

•                  Substantial additional drilling is recommended by WGM (and planned by Alderon) and a more detailed geological interpretation will be required to better understand the extent of weathering in Rose North.  It is possible that some of this more altered material will be considered as internal waste for future modelling;

•                  It is recommended that the current database be added to once more drilling is completed and that WGM’s calculations of hematite values are used going forward.  This improved/updated database will lead to a better understanding of the structure, geology and mineralization in the zones and an upgrade of the categorization of the current Mineral Resources;

•                  As with Rose Central and Mills Lake, the larger and more continuous hematite-rich zones/units/beds within the main Rose North magnetite body were modelled out separately, and WGM recommends that this continues as it may become important for determining processing options and costs of the iron-bearing material in future economic studies.  In all the Kami deposits, the hematite modeling is preliminary due to the current lack of drilling information;

•                  Alteration products and their extent (particularly at depth) such as limonite/goethite and secondary manganese hydroxides is current not well understood, and this leads to some uncertainty regarding the determination of density for the Mineral Resource tonnage estimate.  Much more pycnometer pulp SG and bulk density determinations on whole sample intervals needs to be carried out in the next drilling campaign to build a reliable relationship between SG and %TFe;

•                  Based on the current drilling, the gross overall mineralization controls appear to be fairly simple from a structural and mineralogical perspective, however, future Mineral Resource estimates after more drilling information is available may make use of “domaining” to define structural or mineralogical zones to better control grade distribution;

•                  Alderon has developed a program and budget to advance the Project and complete an updated NI 43-101 compliant Mineral Resource estimate.  WGM agrees the program and budget is reasonable.  The estimated cost breakdown for the program is presented below; and

•                  An extensive marketing study should be initiated in conjunction with the next phase of metallurgical testing to assess what markets may be available as a sinter feed as well as the possibility of the concentrate to be made into pellets. It is anticipated that the iron ore supply demand balance will improve and be accompanied by stricter specifications for concentrates in the future.

TABLE 33.
BUDGET ESTIMATE,
COMBINED SUMMER 2011 AND WINTER 2012 PROGRAMS
(June 2011 to April 2012)

Description	Cost (C$)
Drilling — 29,500 m	C$	9,200,000
Sampling — ~6,000 Head samples		$1,200,000
Borehole Geophysics		$890,000
Helicopter		$1,947,000
Vehicles rental and maintenance		$30,000
Salaries		$1,134,000
Accommodations & meals		$453,000
Field office costs		$39,000
Travel		$96,000
Reclamation costs		$70,000
Metallurgical Testing	1,100,000
Market Study	150,000
NI 43-101 Report		$270,000
Contingency (20%)		$3,316,000
TOTAL	C$	19,895,000

The program is in progress with approximately 10,100 m completed to date.  The June-December 2011 drilling campaign of 29,365 m total comprises three elements:

1.               Mills Lake infill drilling 2,850 m (completed).

2.               Rose infill drilling: Rose Central 11,900 m and Rose North 13,900 m.  Rose Central infill drilling is being done by Major Drilling with land-mobile drills.  It will be completed by end of 2011.  The Rose North infill program is being drilled in two parts: the deeper tier holes with Major’s land-mobile drills plus two helicopter-supported drills (total 7,500 m) by the end of 2011.  The proposed winter drilling on Rose Lake in early 2012 will complete the 6,325 m by April 2012 for inclusion in the Feasibility Study.

3.               Condemnation and exploration drilling was 715 m, divided as 600 m condemnation holes as proposed by Stantec plus one 115 m exploration hole to test the potential folded iron formation.  Previously planned condemnation holes in the Mart Ridge area were not required, due to engineering site changes.  The geophysical targets remain available for exploration and potential development.

The Rose drilling will be completed on 100 m cross sections between the existing cross sections, as well as fill-in holes on the sections drilled in 2010 to carry the Mineral Resource to the 150 m elevation (450 m below notional surface at approximately 600 m elevation).  These holes will be drilled mainly SE to NW.  At Mills Lake, a similar program will follow to infill on existing sections and drill the 100 m cross sections between the existing sections.  No drilling will be completed under mills Lake.  Drill core sampling is anticipated to generate approximately 6,000 samples for Head analysis.  Head samples will be analysed for XRF WR, Satmagan and FeO by titration.  Davis Tube tests are planned for 60% of samples and XRF WR analysis will be completed on the DT magnetic concentrates.  Borehole geophysics includes down-hole gyroscopic attitude surveying and multi-parameter digital logging including optical televiewer to capture true orientation of features.

Future exploration drilling will be deferred until after the start-up of the mine operations. Engineering plans do not encroach on these targets.

In order to maximise the metallurgical testwork materials systematically through the deposits, it was decided to conduct the infill drilling with HQ core.

27.  SIGNATURE PAGE

This report entitled “Technical Report on Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.”, was prepared and signed by the following authors:

Dated effective as of October 26, 2011.

signed by	signed by
“ Richard W. Risto ”	“ Michael Kociumbas ”
Richard W. Risto, M.Sc., P.Geo., Senior Associate Geologist	Michael Kociumbas, P.Geo. Senior Geologist and Vice-President

signed by
“ G. Ross MacFarlane ”
G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer

CERTIFICATE

I, Richard W. Risto, do hereby certify that:

1.                                       I reside at 22 Northridge Ave, Toronto, Ontario, Canada, M4J 4P2.

2.                                       I am a Senior Associate Geologist with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

3.                                       This certificate accompany the report titled “Technical Report on Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011.

4.                                       I am a graduate from the Brock University, St. Catherines, Ontario with an Honours B.Sc. Degree in Geology (1977), Queens University, Kingston, Ontario with a M.Sc. Degree in Mineral Exploration (1983), and I have practised my profession for over 20 years. My relevant experience includes: extensive experience with iron deposits, a variety of other deposit types and the preparation of technical reports.

5.                                       I am a licenced Professional Geoscientist of the Association of Professional Geoscientists of Ontario (Membership # 276); Association of Applied Geochemists; and, Prospectors and Developers Association of Canada.

6.                                       I am a “Qualified Person” for the purpose of NI 43-101.

7.                                       I visited the Property from August 3 to August 6, and November 1 to November 3, 2010.

8.                                       I am solely responsible for Sections 4 to 12 and 20.  With co-authors Michael W. Kociumbas and G. Ross MacFarlane, I am jointly responsible for Sections 1 to 3, 15 to 19 and 21 to 27.

9.                                       I am independent of the issuer as described in Section 1.5 of NI 43-101.

10.                                 My relevant experience includes 30 years of field exploration and project evaluation for both precious and base metal projects including a number of iron deposits both in Canada and internationally.  I have had prior involvement with the Property that is the subject of this technical report, including acting as co-author of the following reports: “Technical Report and Mineral Resource Estimate on the Kamistiatusset Property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011, and “Technical Report on the Kamistiatusset Property, Newfoundland and Labrador for 0860132 B.C. Ltd. and Alderon Resource Corp”, dated February 12, 2010 and “Preliminary Economic Assessment Report on the Kamistiatusset (Kami) Iron Ore Property, Labrador, Newfoundland, Canada” dated September 8, 2011.

11.                                 I have read NI 43-101, Form 43-101F1 and the technical report and have prepared the technical report in compliance with NI 43-101, Form 43-101F1 and generally accepted Canadian mining industry practice.

12.                                 As of the date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by
“ Richard W. Risto ”

Richard W. Risto, M.Sc., P.Geo.
October 26, 2011

CERTIFICATE

I, Michael W. Kociumbas, do hereby certify that:

1.                                       I reside at 420 Searles Court, Mississauga, Ontario, Canada, L5R 2C6.

2.                                       I am a Senior Geologist and Vice-President with Watts, Griffis and McOuat Limited, a firm of consulting geologists and engineers, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1969, and professional geoscience by the Association of Professional Geoscientists of Ontario.

3.                                       This certificate accompany the report titled “Technical Report on Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011.

4.                                       I am a graduate from the University of Waterloo, Waterloo, Ontario with an Honours B.Sc. Degree in Applied Earth Sciences, Geology Option (1985), and I have practised my profession continuously since that time.  My relevant experience includes extensive experience with iron deposits, base metal deposits, Mineral Resource estimation techniques and preparation of technical reports.

5.                                       I am a licenced Professional Geoscientist of the Association of Professional Geoscientists of Ontario (Membership # 0417).  I am Member of: Canadian Institute of Mining, Metallurgy and Petroleum (Membership #94100); Prospectors and Developers Association of Canada (Membership #10463).  I am an Associate of Geological Association of Canada.

6.                                       I am a “Qualified Person” for the purpose of NI 43-101.

7.                                       I have not visited the Property.

8.                                       I am solely responsible for Section 14.  With co-authors Richard W. Risto and G. Ross MacFarlane, I am jointly responsible for Sections 1 to 3 and 14 to 19 and 21 to 27.

9.                                       I am independent of the issuer as described in Section 1.5 of NI 43-101.

10.                                 My relevant experience includes 25 years of field exploration and project management for both gold and base metal projects, including a number of iron deposits both in Canada and internationally.  I have extensive experience with Mineral Resource estimation techniques and the preparation of technical reports.  I have had prior involvement with the Property that is the subject of this technical report, including acting as co-author of the following report: “Technical Report and Mineral Resource Estimate on the Kamistiatusset Property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011 and “Preliminary Economic Assessment Report on the Kamistiatusset (Kami) Iron Ore Property, Labrador, Newfoundland, Canada” dated September 8, 2011.

11.                                 I have read NI 43-101, Form 43-101F1 and the technical report and have prepared the technical report in compliance with NI 43-101, Form 43-101F1 and generally accepted Canadian mining industry practice.

12.                                 As of the date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by
“ Michael Kociumbas ”

Michael Kociumbas, P.Geo.
October 26, 2011

CERTIFICATE

I, G. Ross MacFarlane, do hereby certify that:

1.                                       I reside at 1302 Woodgrove Place, Oakville, Ontario, Canada, L6M 1V5.

2.                                       I am a Senior Associate Metallurgical Engineer with Watts, Griffis and McOuat Limited, a firm of consulting engineers and geologists, which has been authorized to practice professional engineering by Professional Engineers Ontario since 1980.

3.                                       This certificate accompany the report titled “Technical Report on Mineral Resource Estimate on the Rose North Deposit, Kamistiatusset Property, Newfoundland and Labrador for Alderon Iron Ore Corp.” dated October 26, 2011.

4.                                       I am a graduate of the Technical University of Nova Scotia, Halifax, Nova Scotia, with a Bachelor of Engineering, Mining with Metallurgy Option in 1973 and have practiced my profession since that time.  I have more than 35 years of experience in the operation, evaluation, and design of mining and milling operations.  I also have knowledge of and experience with iron ore operations including mining, concentrating, and pelletizing.

5.                                       I am a licenced Professional Engineer of Professional Engineers Ontario (Registration Number 28062503

6.                                       I am a “Qualified Person” for the purpose of NI 43-101.

7.                                       I have not visited the Property.

8.                                       I am solely responsible for Section 13, and jointly responsible with co-authors Richard Risto and Michael Kociumbas for Sections 1 to 3, 16 to 27.

9.                                       I am an independent Qualified Person for the purposes of NI 43-101.

10.                                 I have had prior involvement with the Property that is the subject of this technical report, including acting as co-author of the following report: “Technical Report and Mineral Resource Estimate on the Kamistiatusset Property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011.

11.                                 I have read NI 43-101, Form 43-101F1 and the technical report and have prepared the technical report in compliance with NI 43-101, Form 43-101F1 and generally accepted Canadian mining industry practice.

12.                                 As of the date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

signed by
“ G. Ross MacFarlane ”

Ross MacFarlane, B.Eng., P.Eng.
October 26, 2011

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2008                   Technical Report Bloom Lake Project Labrador Trough, Québec Technical Report 43-101 on the feasibility Study for the Bloom Lake Project 8-million tonnes per year of Iron Concentrate prepared for Consolidated Thompson Iron Mines Ltd. and BBA Inc.

Avison, A. T., Alcock, P. W., Poisson, P. and Connell, E.

1984                   Assessment report on geological, geochemical and geophysical exploration for 1983 submission on Labrador Mining and Exploration Company Limited blocks 4, 8 to 18, 20, 21, 26 to 31, 33, 43, 44, 45, 53, 55, 57, 63, 68, 78, 79, 80, 84 to 87, 92, 94, 95, 96, 100, 103 to 108, 110, 115 to 118, 120 to 125, 127 to 131, 134, 136, 138, 139, 140 and 142 in the Labrador City and Schefferville areas, Labrador, 4 reports. Newfoundland and Labrador Geological Survey, Assessment File LAB/0666, 1984, 520 p.

BBA Inc.                  Preliminary Economic Assessment on the Kamistiatusset (Kami) Iron Ore Property Labrador, Newfoundland, Canada dated September 8, 2011.

Brown, Dennis, Tom Rivers and Tom Calon

1992                   A Structural analysis of a metamorphic fold-thrust belt, northeast Gagnon terrane, Grenville Province, Canadian Journal of Earth Science 29, pp. 1915-1927.

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Cotnoir, Alain

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Crouse, R.A.

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Davenport, P. H. and Butler, A. J.

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Ernst, Richard E.

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Farquharson, G., and Thalenhorst, H.

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Geological Survey of Canada

1975                   Lac Virot, Newfoundland — Québec. Geophysical Series Map 6006G, 1975. Geolfile 023B/14/0056.

Grant, J. M.

1979                   Drill report on block 57 in the Wabush area, Labrador. Labrador Mining and Exploration Company Limited Iron Ore Company of Canada. Newfoundland and Labrador Geological Survey, Assessment File 23B/14/0121, 1979, 6 p.

Gross, G.A.

1996                   Lake Superior-type iron-formation: in Geology of Canadian Mineral Deposit Types, (ed.) O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe; Geological Survey of Canada, Geology of Canada, No. 8, pp. 54-66 (also Geological Society of America, the Geology of North America, v. P-1).

1996                   Stratiform iron: in Geology of Canadian Mineral Deposit Types, (ed.) O.R. Eckstrand, W.D. Sinclair, and R.I. Thorpe; Geological Survey of Canada, Geology of Canada, No. 8, pp. 41-54 (also Geological Society of America, the Geology of North America, v. P-1).

1993                   Industrial and Genetic Models for Iron Ore in Iron-Formations in Geological Survey of Canada, Special Paper 40, pp. 151-170.

Gross, G.A., Glazier, W., Kruechi, G., Nichols L., and O’Leary, J.

1972                   Iron Ranges of the Labrador Trough and Northern Québec, 24th International Geological Congress, Montreal Québec Canada, Guidebook excursion A55, 66 p.

Hird, J.M.

1960                   Report on the Wabush iron ore deposits, Michigan College of Mining Technology and Iron Ore Company of Canada, Newfoundland Labrador Geological Survey, Internal Report, 35 p [023B/0033].

James, H.L.

1954                   Sedimentary Facies of Iron Formation; Economic Geology, v. 9, pp. 251-266.

Kelly, R. G. and Stubbins, J .B.

1983                   Assessment report on topographic mapping program for the Carol project for 1982 submission on lease blocks 22, 22~5 and 22~6 and licence blocks 23, 24, 25, 32, 34 to 38, 41, 42, 60 and 61 in the Labrador City area, Labrador, Iron Ore Company of Canada and Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0633, 27 p.

Klein, Cornelis, Jr.

1966                   Mineralogy and Petrology of the Metamorphosed Wabush Iron Formation, Southwestern Labrador, Journal of Petrology 7, Part 2, pp. 246-305.

Macdonald, R. D.

1960                   Report of operations for 1959 in Labrador, Iron Ore Company of Canada and Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0263, 14 p.

McConnell, J.

1984                           Reconnaissance and detailed geochemical surveys for base metals in Labrador, Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Report 84~02, 122 p.

Mathieson, R.D.

1957                   Report of exploratory drilling of the Wabush project in the Duley Lake-Mills Lake area, Labrador, iron Ore Company of Canada, Newforundland and Labrador Geological Survey Assessment file 23B/0011.

Neal, H.E.

1951                   Exploration Report on the Wabush Lake-Shabogamo Lake area, Labrador Iron Ore Company of Canada, Newfoundland and Labrador Geological Survey Assessment File 23G/0004, 47 p.

Nincheri, R.

1959                   Geological and geophysical report of the Duley Mills Lake area, Labrador, Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File 23G/0047, 28 p.

O’Leary, R. Cannell and D. Honsberger

1972                   Geology of the Scully Mine, CIM Bulletin for January 1972, pp. 25-29.

Price, J. B.

1979                   Report on a ground magnetometer survey on block 24, Labrador, Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File 23B/0107.

Ramsey Way, Rod Churchill and Carol Seymour

2007                   First Year Assessment Report for map Staked Licences 11927M, 12853M, and 12854M and Second Year Assessment Report for 10501M covering Compilation and reconnaissance Geological Investigations (Mills Lake Property, Western Labrador) Newfoundland and Labrador, NTS 23B14 and 23B15 a report prepared for Altius Resources Inc.

Rivers, T.

1985                   Geology Map of the Lac Virot Area, Labrador~Québec (parts of 23G and 23B) 1:100,000, Geological Survey of Canada under the Canada-Newfoundland cooperative mineral program (1982~1984), Department of Mines and Energy, Government of Newfoundland and Labrador, Map 85~25.

Rivers, T. and Clarke, M.

1980                   Geological map of Flora Lake, Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Map 80~282.

Seymour, Carol, Rod Churchill and Lawrence Winter

2008                   First, Second and Third Year Assessment Report Covering Reconnaissance Geological Mapping, Prospecting, Airborne Geophysics, Line Cutting and Geochemistry for Map Staked Licences 10501M, 11927M, 12853M, 12854M, 13935M, and 13937M (Kamistiatusset Property, Western Labrador) Newfoundland and Labrador, NTS 23B14 and 23B15 prepared for Altius Resources Inc.

Seymour, Carol, Rod Churchill, Lawrence Winter and Jackie O’Driscoll

2009                   First and Fourth Year Assessment Report covering Diamond Drilling, Line Cutting and Ground Geophysical Surveys (Gravity and Total Field Magnetic Field) for map Staked Licences 14957M (1st Yr), 14962M (1st Yr), 14967M (1st Yr), 14968M (1st Yr) and 15037M (4th Yr), Kamistiatusset Property, Western Labrador, NTS 23B14 and 23B15 prepared for Altius Resources Inc.

SGS Canada Inc.

Aug 2011-10-11     An Investigation into the Gravity and Magnetic Separation Characteristics of Samples from the Kamistiatusset Deposit prepared For Alderon Resource Corp., Project 12489-002/003/004 — Final Report August 23, 2011.

Sept 2011          An Investigation into the Grindability and Mineralogical Characteristics of Samples from the Kamistiatusset Deposit prepared For Alderon Resource Corp., Project 12489-005 — Final Report September 9, 2011

Simpson, H. J., Poisson, P. and McLachlan, C.

1985                   Assessment report on geological, geochemical and geophysical exploration for 1985 submission on Labrador Mining and Exploration Company Limited blocks 1, 2, 3, 5, 6, 7, 15, 17, 19, 19~1, 19~ 2, 19~3, 20, 21, 22, 22~4, 22~5, 22~6, 22~9, 22~10, 23 to 38, 41, 42, 51 to 54, 57 to 68, 72 to 76, 82, 84, 85, 86, 88, 89, 90, 92, 99, 101, 102, 111, 112, 116, 118, 121 and 128 in the Labrador City and Schefferville areas, Labrador, 4 volumes, Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0723, 900 p.

Smith, P. J. R., Stubbins, J. B., Avison, A. T., Grant, J .M. and Hallof, P. G.

1981                   Assessment report on geological, geochemical, geophysical and diamond drilling exploration for the Carol project for 1981 submission on Labrador Mining and Exploration Company Limited blocks 22 to 42, 22~1 to 22~10, 64~1, 64~2, 51 to 101, 103 to 108, 110, 115 to 118, 120 to 125, 127 to 131 and 133 to 143 in the Wabush, Labrador City and Schefferville areas, western Labrador, 49 reports, Iron Ore Company of Canada (option holder) and Labrador Mining and Exploration Company Limited (owner of property), Newfoundland and Labrador Geological Survey, Assessment File LAB/0600, 777 p.

Stubbins, J. B.

1973                   Report for the year ending 1972 for the Labrador City and Schefferville area, Labrador, Labrador Mining and Exploration Company Limited, Newfoundland and Labrador Geological Survey, Assessment File LAB/0180.

1978                   Report on geochemical sampling and other work in the Wabush Lake area, Labrador, Iron Ore Company of Canada and Labrador Mining and Exploration Company Limited.

Way, Ramsey, Rod Churchill and Carol Seymour

2007                   First year assessment report for map staked licences 11927M, 12853M and 12854M and Second year assessment report for 10501M covering compilation and reconnaissance geological investigations (Mills Lake Property, Western Labrador) Newfoundland and Labrador, NTS 23B14 and 23B15 prepared for Altius Resources Inc.

Watts, Griffis and McOuat Limited

Feb 2010           Technical Report on the Kamistiatusset Property, Newfoundland and Labrador for 0860132 B.C. Ltd. and Alderon Resource Corp., prepared by Richard W. Risto, David Power-Fardy and G. Ross MacFarlane.

May 2011         Technical Report and Mineral Resource Estimate on the Kamistiatusset Property, Newfoundland and Labrador for Alderon Resource Corp. dated May 20, 2011.

APPENDIX 1:

WGM INDEPENDENT SAMPLING RESULTS

SGS
SGS Canada Inc.
P.O. Box 4300 - 185 Concession St.
Lakefield - Ontario - KOL 2HO
Phone: 705-652-2000 FAX: 705-652-6365

Watts, Griffis and McOuat
Attn : R Risto

Suite 400, 8 King Street East
Toronto, Ontario, M5C 1B5
Canada -

Phone: 416-364-6244
Fax:416-864-1675

Monday, December 06, 2010

Date Rec. : 18 November 2010
LR Report : **CA02887-NOV10**

CERTIFICATE OF ANALYSIS

Final Report

Sample ID	SiO2 %	Al2O3 %	Fe2O3 %	MgO %	CaO %	Na2O %	K2O %	TiO2 %	P2O5 %	MnO %	Cr2O3 %	V2O5 %	LOI %	Sum %	Magnetic Fe Fe %	Fe3O4 %	Fe2+ as FeO %	Spec.Grav
1: KWGM-01	32.8	0.07	45.6	1.54	2.46	2.10	0.01	< 0.01	0.04	12.1	< 0.01	< 0.01	3.06	99.8	0.1	0.2	0.77	3.92
2: KWGM-02	45.4	0.27	42.0	2.30	2.93	0.07	0.04	0.01	0.06	2.01	0.02	< 0.01	5.18	100.3	27.4	37.9	14.75	3.44
3: KWGM-03	46.2	0.15	46.4	3.61	1.27	0.02	0.03	0.01	0.05	1.19	< 0.01	< 0.01	0.65	99.6	27.8	38.4	18.60	3.58
4: KWGM-04	50.1	0.11	20.5	4.98	7.81	0.02	< 0.01	< 0.01	0.05	0.84	0.02	< 0.01	15.3	99.8	1.4	2.0	17.79	3.20
5: KWGM-05	36.6	0.09	51.8	1.75	2.28	0.07	0.09	< 0.01	0.03	2.55	0.01	< 0.01	4.60	99.9	1.2	1.6	1.26	3.75
6: KWGM-06	47.7	0.09	49.1	0.51	1.15	0.01	< 0.01	< 0.01	0.04	0.89	0.01	< 0.01	0.16	99.6	34.1	47.1	14.30	3.63
7: KWGM-07	51.1	0.16	40.7	2.10	2.22	0.02	0.01	< 0.01	0.03	0.75	< 0.01	< 0.01	2.77	99.9	11.9	16.5	5.98	3.36
8: KWGM-08	58.0	0.74	30.1	3.31	1.11	0.05	0.13	0.09	0.14	1.97	0.02	< 0.01	4.21	99.9	0.9	1.3	26.13	3.28
9: KWGM-09	43.9	< 0.01	41.3	1.65	5.15	0.02	< 0.01	< 0.01	0.02	1.88	0.02	< 0.01	5.83	99.8	23.1	31.9	11.11	3.52
10: KWGM-10	46.7	0.08	44.3	2.19	2.27	0.04	< 0.01	< 0.01	0.01	3.30	0.01	< 0.01	0.53	99.4	18.1	25.0	25.05	3.57
11: KWGM-11	60.8	0.04	25.1	0.32	4.62	0.06	< 0.01	0.03	0.02	3.28	0.02	< 0.01	5.29	99.6	2.4	3.3	1.47	3.20

Control Quality Analysis

Debbie Waldon
Project Coordinator,

OnLine LIMS

Page 1 of 2

This document is issued by the Company under its General Conditions of Service accessible at http://www.sgs.com/terms_and_conditions.htm. Attention is drawn to the limitation of liability, indemnification and jurisdiction issues defined therein. WARNING: The sample(s) to which the findings recorded herein (the "Findings") relate was (were) drawn and / or provided by the Client or by a third party acting at the Client's direction. The Findings constitute no warranty of the sample's representativity of the goods and strictly relate to the sample(s). The Company accepts no liability with regard to the origin or source from which the sample(s) is/are said to be extracted. The Findings report on the samples provided by the client and are not intended for commercial or contractual settlement purposes. Any unauthorized alteration, forgery or falsification of the content or appearance of this document is unlawful and offenders may be prosecuted to the fullest extent of the law. Test method information available upon request.